CRANE

2024 ANNUAL REPORT

DEAR SHAREHOLDERS,

I am proud to report that Crane Company's ("Crane") powerful business model continued to generate strong returns for our shareholders in 2024, and significantly outperformed the company's benchmark indices. Our businesses executed at a high level and delivered record segment margins, while further innovating and investing to drive durable, long-term growth. We have accomplished an incredible transformation over many years, and today, Crane is positioned to outgrow its end markets through our success driving both operational and commercial excellence initiatives.

170 YEARS — INNOVATING FOR TOMORROW

As we enter Crane's 170th Anniversary, I have been reflecting on Crane's journey from a one-man foundry in Chicago established by Richard Teller Crane on July 4th, 1855 to the multinational corporation we are today. Through the evolution, successes, and challenges that Crane has undergone over those 170 years, I am immensely proud that the culture of "Being Crane" continues to be the foundation for our success.

That culture starts with the R.T. Crane resolution:

> " *I am resolved to conduct my business in the strictest honesty and fairness; to avoid all deception and trickery; to deal fairly with both customers and competitors; to be liberal and just toward employees; and to put my whole mind upon the business.* "

Our founder R.T. Crane penned this resolution in 1855, and these words continue to guide us today — Embracing Ethics, Integrity, Honesty, and Fairness for all stakeholders, while having a passion for our businesses. This has been, and remains, at the heart of our leadership principles and behavior at Crane, and we strive to live up to these ideals every day.

Our culture has proven to be a competitive advantage to Crane. To this end, through our rigorous intellectual capital process, we identify, attract, and develop business leaders who are strategic operators, with the drive, discipline and intellectual curiosity to get better at what they do every day. These qualities help us execute consistently well, which leads to continuous improvement and exceptional long-term growth opportunities.



Our core values are ingrained across the company and help guide every decision we make as a global organization. They help ensure we act with the highest ethical standards and keep us focused on doing what is right for our shareholders, employees, customers and suppliers, as well as the communities where we operate.

Our rich heritage, our culture, The R.T. Crane Resolution, our strategic execution and customer focus, disciplined execution, and cadence got us to where we are today and continues to build on R.T. Crane's passion as a true innovator. To carry on this legacy, we will continue with our culture of "Being Crane" and on driving continued innovation for our customer's needs.

2024 RESULTS*

Overall, Crane had another strong year of financial performance and we took further action to evolve our portfolio towards higher-growth, higher-margin opportunities. The environment has been challenging, and we have had to manage through supply chain disruptions, significant inflation for certain commodities and components, and hurricane Helene which severely impacted one of our Process Flow Technologies sites. However, our agility and discipline have helped us navigate these challenges, and our strong performance despite these challenges gives me further confidence in the strength and resilience of Crane's team and portfolio. Specific performance highlights include:

» At Aerospace & Electronics, 2024 sales increased 18% compared to 2023, including a 5% benefit from the Vian acquisition. Segment operating margins increased 230 basis points, from 20.1% in 2023 to 22.4% in 2024, and adjusted segment operating margins increased 310 basis points to 23.2% in 2024. These results reflect strong performance, particularly given persistent supply chain and customer challenges in the Aerospace, Defense and Electronics markets. In addition to the financial performance throughout 2024, the segment continues to secure new business, and the segment's backlog reached an all-time high of $864 million at the end of the year.

*Please see non-GAAP Financial Measures tables for details.

AEROSPACE & ELECTRONICS NET SALES

($ in millions)



2019	2020	2021	2022	2023	2024
$799	$651	$638	$667	$789	$933

PROCESS FLOW TECHNOLOGIES NET SALES

($ in millions)



2019	2020	2021	2022	2023	2024
$932	$836	$965	$1,004	$1,073	$1,199

» At Process Flow Technologies, sales increased 12% compared to 2023 driven by core sales growth of 5%, and a contribution from the Baum, CryoWorks and Technifab acquisitions of 7% and slightly favorable foreign exchange. Segment operating margins reached a record level of 20.1%, up 70 basis points compared to 2023, with adjusted segment operating margins at a record 20.9%, up 100 basis points compared to 2023. These results reflect record margin performance for the segment with the margin expansion attributable to strong execution, accretive benefits from new products, and disciplined pricing offset by ongoing macro challenges.

» We deployed approximately $200 million on three highly strategic acquisitions: CryoWorks and Technifab that were integrated into our Process Flow Technologies segment, and that complement and broaden our technological capabilities within the attractive cryogenics space; and Vian which was integrated into our Aerospace & Electronics segment, and which significantly expands our portfolio of lubrication technology for aircraft engines and APUs.



» We announced the sale of our Engineered Materials business to KPS Capital Partners, LP for $227 million with the divestiture reflecting yet another important step forward following the numerous actions we have taken over the last few years to simplify our portfolio and focus our resources on our two strategic growth platforms of Aerospace & Electronics and Process Flow Technologies. The transaction closed effective January 1, 2025.

Today, Crane is a streamlined and more focused business, better positioned to tailor investment and capital allocation strategies to our two strategic growth platforms of Aerospace & Electronics and Process Flow Technologies and to attract an investor base fully aligned with our strong growth and exceptional financial profile.

Longer-term, we remain confident in our ability to execute on the strategy articulated at our May 2024 investor day event. Our strategy is working. The team is executing, driving improved earnings through its growth and commercial excellence initiatives, providing that confidence in the 4% to 6% long-term core sales growth rate. Coupled with continued margin expansion driven by operating leverage on higher volume should lead to double-digit average annual core operating profit growth. In addition to that core growth story, we believe there is substantial upside from capital deployment.

Today, our financial profile is one of higher growth and higher quality, and we remain focused on further improving our organic growth profile while capturing more value from our capital deployment activity. Our proven and disciplined acquisition strategy is an important driver of growth and value for our shareholders. Acquisitions also support the continued evolution of our businesses toward attractive growth markets. Our M&A pipeline is full, and we have the balance sheet capacity to execute.

2025 OUTLOOK

As we turn to 2025, we are confident that the strength and flexibility of Crane will help us successfully navigate any macroeconomic conditions we face. Our positive outlook is backed by our proven operating model, the quality of our businesses, the attractiveness of our markets, and the strength of our balance sheet and cash flow generation.

For years, we have strategically invested in key technologies, and commercial and operational capabilities, all of which position us for continued sustainable profitable growth in 2025 and beyond. Looking to 2025, we are also highly focused on enhancing our profitable organic growth with value-added capital deployment given our very strong balance sheet and our historical success generating strong returns from M&A.

As I devote even greater attention to accelerating the growth of Crane through organic investments and strategic acquisitions, I am very pleased to have Alex Alcala as our Executive Vice President and Chief Operating Officer. Alex was promoted in December, and we have worked closely since he joined Crane more than a decade ago. Alex has been an instrumental partner to me, assisting with the strategic transformation of the company's portfolio and capabilities in our successful delivery of profitable growth.

Our world-class workforce and businesses are industry-leading, and driven by Crane's core values. I want to thank my Crane colleagues for their hard work and many contributions toward advancing our shared purpose in 2024. Together, we delivered outstanding results for our stakeholders and are well-positioned to build on that momentum in 2025. As always, thank you to our customers, suppliers, and stockholders for believing in Crane and all that we value.

Sincerely,

May H. Mitchell

MAX H. MITCHELL
Chairman, President and Chief Executive Officer

AEROSPACE & ELECTRONICS

Crane's Aerospace & Electronics (A&E) segment delivers proven, reliable systems and components primarily for the commercial aerospace, defense, and space markets. The business provides mission critical systems that require high reliability and accuracy such as pressure sensors for aircraft engine control, aircraft anti-skid braking systems for commercial and military jets, power conversion solutions for spacecraft and lubrication systems for the harshest and most hazardous environmental conditions. Crane Company has invented many of the fundamental technologies that are now the industry standard in the areas where we compete, with a track record of performance, reliability and innovation.

Over the past decade, this segment participated in an unprecedented period of engineering development for new, single aisle aircraft such as the Boeing 737MAX, Airbus A320neo, Embraer E2, and COMAC C919. With those development programs now complete and in production, Crane Aerospace & Electronics is building on its strong technology capabilities and focusing its engineering efforts on the emerging technologies that we expect will be necessary to support the next generation of solutions for commercial and military aircraft, radars, space applications, and ground-based military vehicles. Broadly, we believe all of these applications will require much higher levels of electrification, along with increasingly sophisticated enabling technologies.

Our engineering efforts are focused on areas closely aligned with electrification, including high-power bi-directional power conversion, liquid cooling and other forms of thermal management, long-range wireless sensing, advanced pumps and gauging, aircraft brake control, and advanced microwave systems.

There are numerous examples demonstrating the success of our technology and commercial strategy in this business. In our defense power business specifically, we entered the initial production phase for new high-power conversion products used on five major ground-based active electronically scanned array (AESA) radar systems, with our technology now considered the standard in the industry for these programs. We have also secured positions on multiple demonstrator programs for the U.S. Army's next-generation hybrid-electric tactical and combat vehicles with our bi-directional DC-DC power conversion capabilities. In addition, we have been selected for numerous demonstrator programs given our advanced capabilities across several technologies including anti-skid brake control for the Next Generation Air Dominance system, wireless sensing to reduce aircraft weight, advanced fuel flow monitoring and pressure sensing in harsh environments with extraordinary precision, engine lubrication pumps and systems that can operate at extreme pressures and temperatures, and liquid cooling systems for pure-electric and hybrid-electric propulsion as well as fuel cells.

Crane A&E has long been an industry leader in providing innovative electrical power solutions to commercial aviation, defense and space markets — specializing in power conversion, power distribution, energy storage and motor controls. Crane A&E's 4,900 square foot, state-of-the-art high power lab in Fort Walton Beach, FL, supports power ranges up to 1.48 MW and represents our commitment to providing industry partners leading electrical power solutions that operate in the harshest environments, supporting emerging electrical platforms such as military electric vehicles, more electric aircraft and next-generation radar.

In 2024, we also received our first order to provide an anti-skid brake control system upgrade for the U.S. Air Force's fleet of F-16 aircraft; this award is the largest Modernization & Upgrade program in the Company's history, providing not only for the U.S. Air Force's fleet of F-16 aircraft, but also with significant additional opportunities from foreign military operators.

From a market perspective, in 2024, the commercial business benefited from both the continued air traffic recovery, along with accelerating growth from Crane's consistent and continued investment in technology as described above. Crane's growth investments over the last decade did not waver, even during COVID, and Crane is seeing the benefits of those investments which continue to expand our addressable market and align our business with accelerating secular trends, most notably electrification.

Based on our capabilities today, along with our targeted technology advancements, we believe that this business can deliver an above-market 7% to 9% compound annual sales growth rate (CAGR) over the next decade, with a path for adjusted operating margins to expand to the mid-20% range. Aerospace & Electronics delivered results consistent with that goal in 2024, with sales growth of 18%, and adjusted segment margins of 23.2%, increasing 310 basis points from the prior year. The year-end all-time record backlog of $864 million further increases our confidence in achieving our long-term goals.



2024 SALES BY MARKET

39%
61%
Commercial
Military

2024 SALES BY APPLICATION

33%
67%
OEM
Aftermarket

PROCESS FLOW TECHNOLOGIES

Crane Process Flow Technologies is a global leader in providing mission-critical industrial fluid control products, including valves, pumps, lined pipe, and instrumentation. The business excels in critical performance and severe service applications that require the highest reliability, with a strong and lengthy track record of innovation in all areas related to the flow of fluids. This business primarily serves the chemical, water and wastewater, pharmaceutical, cryogenics, and industrial end markets.

Over the last decade, the Process Flow Technologies (PFT) segment has systematically shifted the core of its business to focus on higher growth, less cyclical, and higher margin end markets and product sets, with a focus on Chemical, Water & Wastewater, Pharmaceutical, Cryogenics, and Industrial Automation end markets. We expect these growth segments to outgrow the market, driven by investment in sustainability and clean energy, aging infrastructure, tightening wastewater regulations, and an aging population with a growing demand for healthcare. Today, more than 60% of sales are derived from these end markets, up significantly over the last several years, and driven by continued product and commercial investments and higher underlying market growth rates for these market segments.

One of the most critical growth drivers for this segment is the continued expansion in the breadth of the product portfolio. During 2024, we made solid progress building our cryogenics platform, both organically and inorganically, with a range of pipes, valves and fittings for the production, transportation, transfer, and storage of industrial gases. The targeted portfolio includes flexible and rigid vacuum jacketed piping, vacuum jacketed storage tank fill manifolds, bellows seal globe valves, and T-globe lift check valves, and we continue to expand the targeted breadth of our portfolio for this market. Through the acquisitions of CryoWorks and Technifab, Crane has penetrated the high growth Space Launch and Semiconductor cryogenic equipment space, adding approximately $55 million of annualized revenue and consolidating its position as top provider of cryogenics vacuum jacketed pipe in the U.S.

This follows Crane's strong track record of innovation and being a pioneer in the industry, "writing the book" on the flow of fluids with Technical Paper 410, which is still used as the definitive authority on the topic for engineers, professionals and other practitioners. By focusing on accelerating

Quality is always at the core of our business, and across the Process Flow Technologies business, we draw heavily on key elements of IATF 16949 to ensure consistency in the quality of our products. While our quality processes start with product design and supply chain, they extend all the way to testing of final products using state of the art equipment.

the rate of innovation through R&D investment, we continue to drive incremental market capture and improve our rate of growth and gross margin profile.

For example, in our wastewater pump business, we continue to gain traction with our new high efficiency motor platform, called Envie. In 2024 we nearly doubled our sales, including significant growth from a larger horsepower range we introduced earlier in the year. We remain excited about the growth prospects of the Business, as we continue to introduce new higher efficiency and clog resistant pump hydraulics.

Based on our current market exposure and product portfolio, we expect this business to deliver a long-term sales growth rate of approximately 3% to 5%, with margin expansion driven by operating leverage of approximately 30-35% on incremental core sales growth. Results in 2024 reinforce our confidence in those targets, with 5% core sales growth driving a 17% increase in adjusted operating profit, with record adjusted operating margins of 20.9% up 100 basis points from 2023.



2024 SALES BY MARKET

38%
15%
14%
9%
8%
6%
6%
4%
Chemical and Pharma
Water & Wastewater
General Industrial
Industrial Automation
Energy
Non-Residential
Nuclear
Cryogenics

2024 SALES BY REGION

50%
30%
16%
4%
North America
Europe
Emerging and Other
Developed Asia

NON-GAAP FINANCIAL DATA

FORWARD-LOOKING STATEMENTS — DISCLAIMER

This annual report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief, or expectations, including, but not limited to: statements regarding Crane's portfolio composition following the business separation; benefits and synergies of the separation transaction; strategic and competitive advantages of Crane; future financing plans and opportunities; and business strategies, prospects and projected operating and financial results. We caution investors not to place undue reliance on any such forward-looking statements.

These statements are based on management's current expectations and beliefs, reflect management's judgment as of the date of this report, and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Crane Company assumes no (and disclaims any) obligation to revise or update these forward-looking statements to reflect future events or circumstances.

Risks and uncertainties that could cause actual results to differ materially from our expectations include, but are not limited to the risks described in Item 1A, "Risk Factors", of the Company's Annual Report on Form 10-K for the year ended December 31, 2024. Readers should carefully review these risk factors, Crane's financial statements and the notes thereto, and any other documents Crane Company and its subsidiaries file from time to time with the Securities and Exchange Commission. Readers should also carefully review the "Risk Factors" section of the information statement filed as an exhibit to the Company's registration statement on Form 10. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

NON-GAAP FINANCIAL MEASURES

Crane Company reports its financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). This annual report includes certain non-GAAP financial measures, including adjusted operating profit and adjusted operating margin, that are not prepared in accordance with GAAP. These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP. We believe that these non-GAAP measures of financial results (including on a forward-looking or projected basis) provide useful supplemental information to investors about Crane Company. Our management uses certain forward-looking non-GAAP measures to evaluate projected financial and operating results. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently or may use other measures to calculate their financial performance, and therefore our non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

We believe that each of the following non-GAAP measures provides useful information to investors regarding the Company's financial conditions and operations:

"Adjusted Operating Profit" and "Adjusted Operating Profit Margin" add back to Operating Profit and Operating Profit Margin items which are outside of our core performance, some of which may or may not be non-recurring, and which we believe may complicate the interpretation of the Company's underlying earnings and operational performance. These items include income and expense such as: transaction related expenses, repositioning related (gains) charges. These items are not incurred in all periods, the size of these items is difficult to predict, and none of these items are indicative of the operations of the underlying businesses. We believe that non-GAAP financial measures that exclude these items provide investors with an alternative metric that can assist in predicting future earnings and profitability that are complementary to GAAP metrics.

For the year ended December 31 ($ in millions)

CRANE COMPANY

Income Items	2024	2023	Change
Net sales	$2,131	$1,862	14.5%
Core sales			8.4%
Acquisitions and divestitures, net			5.9%
Foreign Exchange			0.2%
Operating profit (GAAP)	$356	$250	
Percentage of sales (operating margin)	16.7%	13.4%	
Special items impacting operating profit			
Transaction related expenses	24	43	
Repositioning related charges, net	4	4	
Adjusted operating profit (Non-GAAP)	$383	$297	29.0%
Percentage of sales ("adjusted operating profit margin")	18.0%	15.9%	210bps

AEROSPACE & ELECTRONICS

Income Items	2024	2023	Change
Net sales	$933	$789	18.2%
Core sales			13.0%
Acquisitions and divestitures, net			5.2%
Operating profit (GAAP)	$209	$159	
Percentage of sales (operating margin)	22.4%	20.1%	
Special items impacting operating profit			
Transaction related expenses	7	—	
Repositioning related charges, net	—	—	
Adjusted operating profit (Non-GAAP)	$217	$159	36.2%
Percentage of sales ("adjusted operating profit margin")	23.2%	20.1%	310 bps

PROCESS FLOW TECHNOLOGIES

Income Items	2024	2023	Change
Net sales	$1,199	$1,073	11.7%
Core sales			5.0%
Acquisitions and divestitures, net			6.5%
Foreign Exchange			0.2%
Operating profit (GAAP)	$240	$209	
Percentage of sales (operating margin)	20.1%	19.4%	
Special items impacting operating profit			
Transaction related expenses	7	1	
Repositioning related charges, net	3	4	
Adjusted operating profit (Non-GAAP)	$250	$214	17.0%
Percentage of sales ("adjusted operating profit margin")	20.9%	19.9%	100 bps

Totals may not sum due to rounding.

COMMITTEES

As of December 31, 2024, the Board of Directors of Crane Company had four standing committees, namely the Executive Committee, Audit Committee, Management Organization and Compensation Committee, and Nominating and Governance Committee.

Other than the Executive Committee, each committee is composed entirely of independent directors as defined by independence standards of the NYSE.

EXECUTIVE COMMITTEE
This committee, which meets when a quorum of the full Board of Directors cannot be readily obtained, may exercise any of the powers of the Board of Directors, except for: (i) approving an amendment of the Company's Certificate of Incorporation or By-Laws; (ii) adopting an agreement of merger or sale of substantially all of the Company's assets or dissolution of the Company; (iii) filling vacancies on the Board or any committee thereof; or (iv) electing or removing officers of the Company.

AUDIT COMMITTEE
This committee is the Board's principal agent in fulfilling legal and fiduciary obligations with respect to matters involving the Company's accounting, auditing, financial reporting, internal control, legal compliance functions, risk management and conflicts of interest. This includes oversight of the integrity of financial statements, authority for retention and compensation of the Company's independent auditors, evaluation of qualifications, independence and performance of the Company's independent auditors, review of staffing and performance of the internal audit function and oversight of the Company's compliance with legal and regulatory requirements.

MANAGEMENT ORGANIZATION AND COMPENSATION COMMITTEE
This committee's responsibilities include recommending to the Board of Directors all actions regarding compensation of the Chief Executive Officer, approving the compensation of all other executive officers, reviewing the compensation of other officers and business unit presidents, reviewing director compensation, administering the annual incentive compensation plans and stock incentive plan, and reviewing and approving any significant changes or additions to the compensation policies and practices of the Company. This committee will provide the Chief Executive Officer with an annual performance review. It is also responsible for determining that a satisfactory system is in effect for development and orderly succession of senior managers throughout the Company.

NOMINATING AND GOVERNANCE COMMITTEE
This committee is responsible for developing criteria for the selection of, and identifying, screening and recommending to the Board candidates for service as directors. It is responsible for sponsoring an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. It is also responsible for and oversees corporate governance matters, including determining the independence of the Company's Board members, and their fitness for service on the Board's various committees, and includes recommending the assignment of Board members to committees and appointment of committee chairs.

CRANE COMPANY DIRECTORS AND COMMITTEE ASSIGNMENTS AS OF DECEMBER 31, 2024

Martin R. Benante (2, 4)
Retired Chairman of the Board and Chief Executive Officer
Curtiss-Wright Corporation
Supplier of highly engineered products and services to commercial, industrial, defense, and energy markets

Sanjay Kapoor (2, 3)
Retired Executive Vice President and Chief Financial Officer
Spirit AeroSystems, Inc.
Manufacturer of aerostructures for commercial airplanes, defense platforms, and business/regional jets

Ronald C. Lindsay (2, 4)
Retired Chief Operating Officer
Eastman Chemical Company
Manufacturer of specialty chemicals, plastics, and fibers

Susan D. Lynch (2)
Board Member
Allegro MicroSystems
Global leader in power and sensing semiconductor solutions for automotive, industrial and infrastructure
Onto Innovation Inc.
Leader in semiconductor support and process control solutions

Ellen McClain (2, 3)
Chief Executive Officer and President
Year Up United
Not-for-profit provider of job training services

Charles G. McClure, Jr. (3, 4)
Managing Partner
Michigan Capital Advisors
Private equity firm investing in global automotive and transportation suppliers

Max H. Mitchell (1)
Chairman of the Board, President, and Chief Executive Officer
Crane Company

Jennifer M. Pollino (1, 3, 4)
Retired Executive Vice President
Goodrich Corporation
Aerospace products manufacturer

James L. L. Tullis (1, 3)
Chairman
Tullis Health Investors, Inc.
Venture capital investments in the health care industry

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Management Organization and Compensation Committee
(4) Member of the Nominating and Governance Committee

EXECUTIVE OFFICERS OF CRANE COMPANY AS OF DECEMBER 31, 2024

Max H. Mitchell
Chairman of the Board, President, and Chief Executive Officer

Richard A. Maue
Executive Vice President and Chief Financial Officer

Alejandro Alcala
Executive Vice President and Chief Operating Officer

Anthony M. D'Iorio
Executive Vice President, General Counsel and Secretary

Jason D. Feldman
Senior Vice President, Investor Relations, Treasury & Tax

Marijane Papanikolaou
Vice President, Controller and Chief Accounting Officer

Tamara S. Polmanteer
Executive Vice President, Chief Human Resources Officer

CRANE

2024 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____ .

Commission file number 1-41570

CRANE COMPANY

(Exact name of Registrant as specified in its charter)

Delaware	88-2846451
State of or other jurisdiction of incorporation or organization:	(I.R.S. Employer identification No.)

100 First Stamford Place	**Stamford**	**CT**	**06902**
(Address of principal executive offices)			(Zip Code)

Registrant's telephone number, including area code: (203) 363-7300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $1.00	**CR**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "non-accelerated filer,", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act).:

(check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Based on the closing stock price of $144.98 on June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting common equity held by nonaffiliates of the registrant was $7,030,617,496.

The number of shares outstanding of the registrant's common stock, par value $1.00, was 57,398,023 at January 31, 2025.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the registrant's Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

Table of Contents

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains information about Crane Company, some of which includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements about our current condition. You can identify forward-looking statements by the use of terms such as: "believes," "contemplates," "expects," "may," "will," "could," "should," "would," or "anticipates," other similar phrases, or the negatives of these terms.

We have based the forward-looking statements relating to our operations on our current expectations, estimates and projections about us and the markets we serve. We caution you that these statements are not guarantees of future performance and involve risks and uncertainties. These statements should be considered in conjunction with the discussion in Part I, the information set forth under Item 1A, "Risk Factors" and with the discussion of the business included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

- The effect of changes in economic conditions in the markets in which we operate, including financial market conditions, end markets for our products, fluctuations in raw material prices, inflationary pressures, supply chain disruptions and access to key raw materials, tariffs, higher interest rates and the financial condition of our customers and suppliers;

- Economic, social and political instability, currency fluctuation and other risks of doing business outside of the United States;

- Competitive pressures, including the need for technology improvement, successful new product development and introduction, impact from pricing strategies and/or any inability to pass increased costs of raw materials, including tariffs, to customers;

- Our ability to successfully identify, value and integrate acquisitions and to realize synergies and opportunities for growth and innovation;

- The impact of commercial air traffic levels which are affected by a different array of factors including pandemic health concerns, general economic conditions and global corporate travel spending, or terrorism;

- Our ongoing need to attract and retain highly qualified personnel and key management;

- A reduction in congressional appropriations that affect defense spending;

- The ability of the U.S. government to terminate our government contracts;

- Information systems and technology networks failures and breaches in data security, personally identifiable and other information, non-compliance with our contractual or other legal obligations regarding such information;

- The impact of governmental regulations and failure to comply with those regulations;

- Our ability to achieve some or all the benefits that we expect to achieve from our business separation;

- Adverse effects of changes in tax, environmental and other laws and regulations in the United States and other countries in which we operate;

- The outcomes of legal proceedings, claims and contract disputes;

- Investment performance of our pension plan assets and fluctuations in interest rates, which may affect the amount and timing of future pension plan contributions; and

- Adverse effects as a result of further increases in environmental remediation activities, costs and related claims.

Part I

Reference herein to "Crane," "we," "us" and "our" refer to Crane Company and our subsidiaries unless the context specifically states or implies otherwise. Amounts in the following discussion are presented in millions, except employee, square feet, number of properties, share and per share data, or unless otherwise stated.

Executive Officers of the Registrant

Name	Position	Business Experience	Age	Crane Executive Officer Since
Max H. Mitchell	Chairman, President and Chief Executive Officer	President, Chief Executive Officer and Director since April 2023. President, Chief Executive Officer and Director of Crane Holdings, Co. from 2014 until April 3, 2023. President and Chief Operating Officer from 2013 through 2014. Executive Vice President and Chief Operating Officer from 2011 to 2013.	61	2004
Alejandro A. Alcala	Executive Vice President and Chief Operating Officer	Executive Vice President, Chief Operating Officer since December 2024. Executive Vice President, Aerospace and Electronics, Engineered Materials, Process Flow Technologies and Regional Presidents since from April 2023 to December 2024. Executive Vice President, Aerospace and Electronics, Engineered Materials, Process Flow Technologies and Regional Presidents of Crane Holdings, Co. from February 2023 until April 3, 2023. Senior Vice President, Process Flow Technologies and operations in China, India and the Middle East & Africa from March 2020 to January 2023. President, Crane ChemPharma & Energy from 2014 to March 2020. President, Crane Pumps & Systems from 2013 to 2014.	50	2020
Anthony M. D'Iorio	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary since April 2023. Executive Vice President, General Counsel and Secretary of Crane Holdings, Co. from February 2023 until April 3, 2023. Senior Vice President from February 2021 through January 2023. Vice President, General Counsel and Secretary from February 2018 to 2023. Deputy General Counsel from 2013 through February 2018. Assistant General Counsel from 2005 through 2013.	61	2018
Jason D. Feldman	Senior Vice President, Investor Relations, Treasury and Tax	Senior Vice President, Investor Relations, Treasury and Tax since April 2024. Vice President, Treasurer & Investor Relations from November 2022 through April 2024. Vice President, Investor Relations from April 2020 through April 2024. Director, Investor Relations from March 2014 through April 2020.	50	2024
Richard A. Maue	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer since February 2023. Executive Vice President and Chief Financial Officer of Crane Holdings, Co. from February 2023 until April 3, 2023. Senior Vice President, Aerospace and Electronics from January 2019 through January 2023. Chief Financial Officer since 2013. Principal Accounting Officer from 2007 through May 2019. Vice President - Finance from 2013 through January 2019.	54	2007
Marijane Papanikolaou	Vice President, Controller and Principal Accounting Officer	Vice President, Controller and Principal Accounting Officer since April 2023. Vice President, Corporate Controller of Pitney Bowes from 2018 to April 2023.	54	2023
Tamara S. Polmanteer	Executive Vice President, Chief Human Resources Officer	Executive Vice President and Chief Human Resources Officer since February 2023. Executive Vice President and Chief Human Resources Officer of Crane Holdings, Co. from February 2023 until April 3, 2023. Senior Vice President, from 2021 through January 2023. Chief Human Resources Officer since March 2021. Chief Human Resources Officer of Aleris from 2016 through 2020. Senior Vice President, Chief Human Resource Officer of Daymon Worldwide from 2011 through 2016.	59	2021

Item 1. Business

General

Crane Company has delivered innovation and technology-led solutions for customers since its founding in 1855. Today, Crane is a leading manufacturer of highly engineered components for challenging, mission-critical applications focused on the aerospace, defense, space and process industry end markets. The Company has two reporting segments: Aerospace & Electronics ("A&E") and Process Flow Technologies ("PFT").

We have been committed to the highest standards of business conduct since our inception in 1855 when our founder, R.T. Crane, resolved "to conduct my business in the strictest honesty and fairness; to avoid all deception and trickery; to deal fairly with both customers and competitors; to be liberal and just toward employees; and to put my whole mind upon the business."

Our strategy is to grow earnings and cash flow by focusing on the development and manufacturing of highly engineered industrial products for specific markets where our scale is a relative advantage, and where we can compete based on our proprietary and differentiated technology, our deep vertical expertise, and our responsiveness to unique and diverse customer needs. We continuously evaluate our portfolio, pursue acquisitions that complement our existing businesses and selectively divest businesses where appropriate. We strive to foster a performance-based culture focused on productivity and continuous improvement, to attract and retain a committed management team whose interests are directly aligned with those of our shareholders, and to maintain a focused and efficient corporate structure.

We operate a comprehensive set of business processes, philosophies and operational excellence tools to drive continuous improvement throughout our businesses (collectively, the Crane Business System). Beginning with a core value of integrity, we incorporate "Voice of the Customer" learnings (specific processes designed to capture our customers' requirements) and a broad range of tools into a disciplined strategy deployment process to continuously improve safety, quality, delivery, cost and growth. An embedded intellectual capital development process helps ensure that we attract, develop, promote and retain the right talent to drive continuity and repeatable results.

Recent Transactions

Divestiture of Engineered Materials

On January 1, 2025, the Company completed the sale of the Engineered Materials segment. We determined that the Engineered Materials segment met the criteria of being reported as a discontinued operation as of December 31, 2024. As a result, the related assets, liabilities and operating results of Engineered Materials are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Throughout this Annual Report on Form 10-K, unless otherwise indicated, amounts and activity are presented on a continuing operations basis. See Item 8 under Note 3, "Discontinued Operations," in the Notes to Consolidated Financial Statements for additional details.

Acquisitions

On November 1, 2024, the Company completed the acquisition of Technifab Products, Inc. ("Technifab"). Technifab is a leading provider of vacuum insulated pipe systems and valves for cryogenic applications. Technifab has been integrated into the Process Flow Technologies segment.

On May 1, 2024, the Company completed the acquisition of CryoWorks, Inc. ("CryoWorks"). CryoWorks is a leading supplier of vacuum insulated pipe systems for hydrogen and cryogenic applications. CryoWorks has been integrated into the Process Flow Technologies segment.

On January 2, 2024, the Company completed the acquisition of Vian Enterprises, Inc. ("Vian"). Vian is a global designer and manufacturer of multi-stage lubrication pumps and lubrication system components technology for critical aerospace and defense applications with sole-sourced and proprietary content on the highest volume commercial and military aircraft platforms. Vian has been integrated into the Aerospace & Electronics segment.

On October 4, 2023, the Company completed the acquisition of Baum lined piping GmbH ("BAUM"). BAUM is a German based company that designs, manufactures, and distributes lined piping products primarily focused on chemical and industrial end markets. BAUM is included in our Process Flow Technologies segment.

Separation

On April 3, 2023, Crane Holdings, Co. completed the Separation into two independent, publicly-traded companies, Crane NXT, Co. and Crane Company (the "Separation"), through a pro-rata distribution (the "Distribution") of all of the outstanding common stock of Crane Company to the stockholders of Crane Holdings, Co., which on April 3, 2023 was renamed "Crane

NXT, Co." The Distribution was effective at 5:00 p.m., Eastern Time, on April 3, 2023. As a result of the Distribution, Crane Company became an independent public company. Our common stock is listed under the symbol "CR" on the New York Stock Exchange. Due to Crane Company's larger operations, greater tangible assets, greater fair value and greater net sales, in each case, relative to Crane NXT, Co., among other factors, Crane Company was treated as the "accounting spinnor" and therefore was the "accounting successor" to Crane Holdings, Co. for accounting purposes, notwithstanding the legal form of the Separation. Therefore, following the Separation, the historical consolidated financial statements of Crane Company reflect the historical consolidated financial statements of Crane Holdings, Co. with the Payment & Merchandising Technologies segment and other distributed assets and liabilities classified as discontinued operations.

Reportable Segments

For additional information on recent business developments and other information about us and our business, please refer to the information set forth under the captions, "Management's Discussion and Analysis of Financial Condition and Results of Operations," in Part II, Item 7 of this report, as well as in Part II, Item 8 under Note 4, "Segment Information," in the Notes to Consolidated Financial Statements for sales, operating profit and assets employed by each segment.

Aerospace & Electronics

The Aerospace & Electronics segment supplies critical components and systems, including original equipment and aftermarket parts, primarily for the commercial aerospace, and the military aerospace, defense and space markets. The commercial market and military market accounted for 61% and 39%, respectively, of total segment sales in 2024. Sales to original equipment manufacturers ("OEMs") and aftermarket customers were 67% and 33%, respectively, in 2024.

We provide mission critical systems that require high reliability and high accuracy, such as pressure sensors for aircraft engine control, aircraft braking systems for commercial aircraft and fighter jets, power conversion solutions for defense and space applications and lubrication systems for the harshest and most hazardous environmental conditions. Crane Company has invented many of the fundamental technologies that are now the industry standard in the areas where we compete, with a track record for performance, reliability and innovation. A&E's integrated capabilities include the following:

- **Power Solutions:** Provides enabling technology to accelerate electrification of air, land, space and sea vehicles and systems.
- **Sensing Systems:** Provides components and systems for condition and position sensing, and pressure and flow measurement, with high-accuracy, reliability and engineering to excel in rugged aerospace environments.
- **Fluid & Thermal Management:** Designs and manufactures positive displacement pumps, centrifugal pumps and true mass flowmeters for aerospace and defense applications.
- **Landing Systems:** Provides hydraulic and electric brake control systems with antiskid and autobrake functionality, as well as electronic and hydraulic subsystems for landing gear control.
- **Microwave Solutions:** Designs and manufactures high-performance radio frequency and intermediate frequency components and millimeter-wave systems and subsystems for defense, space and commercial end-use customers.

A&E has a long-term growth profile driven by positions on market leading platforms, recent new program wins and continued investment in technology readiness. The segment is also positioned to benefit from underlying market growth driven by increasing new commercial aircraft deliveries, air passenger travel growth, defense investment, ongoing maintenance, repair and overhaul organizations requirements and emerging applications in the space market, as well as a strong trend driving greater electrification for aerospace and defense applications. Our unique position to drive sustained growth is driven by differentiated technology investment focused on high-growth market segments, including next-generation aircraft engines, advanced ground and sea-based radar systems, Low Earth Orbit satellite constellations, as well as high-power and bi-directional power conversion for numerous emerging commercial and military applications, including more-electric and hybrid-electric ground vehicles and hybrid-electric and pure electric-propulsion aircraft.

Facilities are located in the United States, Taiwan, and France.

Process Flow Technologies

The Process Flow Technologies segment is a provider of highly engineered fluid handling equipment for mission critical applications that require high reliability. The segment is comprised of Process Valves and Related Products, Pumps and Systems and Commercial Valves.

- **Process Valves and Related Products:** Manufactures a wide range of on/off isolation valves, including check valves, sleeved plug valves, lined valves, process ball valves, high performance butterfly valves, bellows sealed globe valves, aseptic and industrial diaphragm valves and multi / quarter-turn valve actuation. Other related products include lined pipe, fittings and hoses, vacuum jacketed air operated diaphragm and peristaltic pumps, instrumentation and sampling systems, valve positioning and control systems, vacuum insulated pipe systems and valve diagnostic and calibration systems. Across the portfolio, the primary focus is on chemical, pharmaceutical, cryogenic and general industrial end markets. Manufacturing facilities, along with sales and service centers, are located across North America, Europe, the Middle East, Asia and Australia.
- **Pumps and Systems:** Manufactures pumps products for water and wastewater applications, primarily in the United States municipal and industrial markets.
- **Commercial Valves:** Manufactures valves and related products for the non-residential construction, gas utility and municipal markets. The primary geographies served by the manufacturing operations are the United Kingdom, the Middle East and continental Europe.

Our portfolio strategically targets the higher growth and less cyclical chemical, pharmaceutical, cryogenic, water and wastewater and general industrial industries. We expect these segments to outgrow the overall process market, driven by investment in sustainability and clean energy, aging infrastructure, tightening wastewater regulations and an aging population with a growing demand for healthcare.

Crane has a track record of innovation and being a pioneer in the industry, "writing the book" on the flow of fluids with Technical Paper 410, which is still used as a definitive authority on the topic for engineers, professionals and other practitioners. By focusing on accelerating the rate of innovation through R&D investment, we have driven incremental market capture and improved new product sales vitality to support long term profitable growth.

Other Matters Relating to Our Business as a Whole

Competitive Conditions

Our businesses participate in markets that are highly competitive. Because of the diversity of products manufactured and sold, our businesses typically have a different set of competitors in each geographic area and end market in which they participate. Accordingly, it is not possible to estimate the number of competitors, or precise market share; however, we believe that we are a principal competitor in most of our markets. Our primary basis of competition is providing high quality products, with technological differentiation, at competitive prices, with superior customer service and timely delivery.

Our products are sold into primary end markets which include aerospace, defense and space, process industries, non-residential and municipal construction, along with a wide range of general industrial end markets. As such, our revenues depend on numerous unpredictable factors, including changes in market demand, general economic conditions, customer capital spending, timing and amount of contract awards and credit availability. Since our products are sold in such a wide variety of markets, we do not believe that we can reliably quantify or predict the potential effects of changes in any of the aforementioned factors. Our engineering and product development activities are focused on improving existing products, customizing existing products for particular customer requirements, as well as the development of new products. We own numerous patents, trademarks, copyrights, trade secrets and licenses to intellectual property, no one of which is of such importance that termination would materially affect our business. From time to time, however, we do engage in litigation to protect our intellectual property.

Raw Materials

Our manufacturing operations employ a wide variety of raw materials, including steel, copper, cast iron, electronic components, aluminum, plastics and certain petroleum-based products. We purchase raw materials from a large number of independent sources around the world. Although market forces have at times, including in 2024, caused increases in the costs of key raw materials, there have been no raw materials shortages that have had a material adverse impact on our business. We believe that we will generally be able to obtain adequate supplies of major raw material requirements or reasonable substitutes at acceptable costs. For a further discussion of risks related to raw materials, please refer to Item 1A. "Risk Factors."

Government Contracts

We have agreements relating to the sale of products to government entities, primarily involving products in our Aerospace & Electronics segment and, to a lesser extent, our Process Flow Technologies segment. As a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws and regulations governing government contracts differ from those governing private contracts. For example, some government contracts require disclosure of cost and pricing data and impose certain sourcing conditions that are not applicable to private contracts. Our failure to comply with these laws could result in suspension of these contracts, criminal or civil sanctions, administrative penalties and fines or suspension or debarment from government contracting or subcontracting for a period of time. For a further discussion of risks related to compliance with government contracting requirements, please refer to Item 1A. "Risk Factors."

Environmental Compliance and Climate Change

We are regulated by federal, state and international environmental laws governing our use, transport and disposal of substances and control of emissions. Our manufacturing facilities generally do not produce significant volumes or quantities of byproducts that would be considered hazardous waste or otherwise harmful to the environment if not properly handled or maintained. Accordingly, continued compliance with these existing laws has not had a material impact on our capital expenditures or earnings.

However, we occasionally engage in environmental remediation activities as required by federal and state laws. In addition, we may be exposed to other environmental costs including participation in the characterization and remediation of federal Superfund sites, or analogous state sites. When it is reasonably probable we will pay remediation costs at a site, and those costs can be reasonably estimated, we accrue a liability for such future costs with a related charge against our earnings. For further discussion of environmental related risks, please refer to Item 1A. "Risk Factors." For further discussion of our environmental matters, please refer to Part II, Item 8 under Note 13, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.

Human Capital Resources

To remain a leading manufacturer of highly engineered industrial products, it is important that we continue to attract, develop, and retain exceptional talent across our global enterprise consistent with our culture.

The Company has a diverse global workforce located in 23 countries, spanning five continents. At December 31, 2024, we employed approximately 7,300 persons worldwide, of which substantially all were full time employees. In the United States, we employed approximately 4,200 people across 34 locations. At December 31, 2024, approximately 5% of our U.S. employees were represented by a union under a collective bargaining agreement. Employees based in some foreign countries may, from time to time, be represented by works councils or unions or subject to collective bargaining agreements. We consider our relations with our employees to be good.

To maintain the strength of our workforce, we consistently assess the current business environment and labor market to refine our compensation and benefits programs and other resources available to our associates. We are committed to developing our associates personally and professionally by leveraging a structured and disciplined Intellectual Capital ("IC") process. Our regular IC cadence includes constructive reviews and various talent and leadership development initiatives conducted by the executive management team and provided throughout an associate's career. Succession planning is a key benefit of our intellectual capital process across all functions. We are also committed to an inclusive and high-performance culture at all levels of the organization, based on trust and respect.

The manufacture and production of our products requires the use of a variety of tools, equipment, materials, and supplies. At Crane, we are strongly committed to the health and safety of our associates and strive to continuously adhere to global regulatory safety requirements and to reduce the incidence and severity of job-related injuries. We utilize strict compliance protocols, training programs, effective risk management practices, and sound science in our operations to minimize risk to our associates.

For a discussion of risks related to employee relations, please refer to Item 1A. "Risk Factors."

Available Information

We file annual, quarterly and current reports and amendments to these reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

We also make our filings available free of charge through our Internet website, as soon as reasonably practicable after filing such material electronically with, or furnishing such material, to the SEC. Also posted on our website are our Corporate Governance Guidelines, Standards for Director Independence, Crane Company. Code of Ethics and the charters and a brief description of each of the Audit Committee, the Management Organization and Compensation Committee and the Nominating and Governance Committee. These items are available in the "Investors – Corporate Governance" section of our website at www.craneco.com. The content of our website is not part of this report.

Item 1A. Risk Factors

Our business, financial condition, results of operations and cash flows may be affected by a number of factors including, but not limited to those set forth below. This discussion should be considered in conjunction with the discussion under the caption "Forward-Looking Information" preceding Part I, the information set forth under Item 1, "Business" and with the discussion of the business included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These risks comprise the material risks of which we are aware. If any of the events or developments described below or elsewhere in this Annual Report on Form 10-K, or in any documents that we subsequently file publicly were to occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Our Business

Macroeconomic fluctuations may harm our business, results of operations and stock price.

Our business, financial condition, operating results and cash flows may be adversely affected by changes in global economic conditions and geopolitical risks, including credit market conditions, trade policies, including recently announced and threatened tariffs on certain raw materials, levels of consumer and business confidence, commodity prices and availability, inflationary pressures, exchange rates, levels of government spending and deficits, political conditions, and other challenges that could affect the global economy, including the ongoing conflict in the Middle East as well as impacts associated with any economic sanctions imposed against Russia, in response to their invasion of the Ukraine. These economic and geopolitical conditions could affect businesses such as ours in a number of ways. Such conditions could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations, grow through operations or refinance maturing debt balances at economically favorable interest rates. In addition, restrictions on credit availability could adversely affect the ability of our customers to obtain financing for significant purchases and could result in decreases in or cancellation of orders for our products and services as well as impact the ability of our customers to make payments. Similarly, credit restrictions may adversely affect our supplier base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. See "Specific Risks Related to Our Business Segments."

Demand for our products is variable and subject to factors beyond our control, which could result in unanticipated events significantly impacting our results of operations.

A substantial portion of our sales is subject to market conditions which may cause customer demand for our products to fluctuate. Reductions in demand from these industries would reduce the sales and profitability of the affected business segments.

- In our Aerospace & Electronics segment, a significant decline in demand for air travel, or a decline in airline profitability generally, could result in reduced orders for aircraft and could also cause airlines to reduce their purchases of spare parts from our businesses. In addition, our Aerospace & Electronics segment could be impacted to the extent that our major aircraft manufacturing customers encounter problems which impact their production rates and, correspondingly, reduce purchases of our products, or if pricing pressure from aircraft customers caused the manufacturers to press their suppliers to lower prices and/or extend payment terms; in addition, demand for military and defense products is dependent upon government spending in certain areas which can vary year to year.

- Our Process Flow Technologies segment is dependent on global economic conditions, customer capital spending and commodity prices. Deterioration in any of these economic factors could result in sales and profits falling below our current outlook.

In addition, a major hurricane, earthquake, tornado, wildfire, flood, drought or other natural disaster or severe weather event could seriously disrupt our business and impact our results of operations and cash flows.

We conduct a substantial portion of our business outside the U.S. and face risks inherent in non-domestic operations.

Net sales by destination outside the U.S. from continuing operations were 43.2% of our consolidated amounts in 2024. We expect that non-U.S. sales will continue to account for a significant portion of our revenues for the foreseeable future. In addition, our operations outside the U.S. are subject to the risks associated with conducting business internationally, including, but not limited to:

- Changes in the U.S. government's approach to trade policy, including in some cases renegotiating and terminating certain existing bilateral or multi-lateral trade agreements. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies (such as those recently announced or threatened by various countries) has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

- Economic and political instability, including the risk of geopolitical conflict or territorial incursions, in the countries and regions in which we operate;

- The risks of fluctuations in foreign currency exchange rates, primarily the euro and the British pound, could adversely affect our reported results, primarily in our Process Flow Technologies segment, as amounts earned in other countries are translated into U.S. dollars for reporting purposes; and

- Any pandemics or public health emergencies could result in disruptions to global supply chains, delays in supplier deliveries, higher raw material prices, delays in deliveries to customers, travel restrictions, site access and quarantine restrictions, and employee absences. The extent to which public health emergencies could impact our operations and financial performance is highly uncertain and would depend on future developments, including the duration of any such public health emergency, potential actions taken by governmental authorities, and how quickly economic conditions stabilize;

We may be unable to identify or to complete acquisitions, or to successfully integrate the businesses we acquire.

We have evaluated, and expect to continue to evaluate, a wide array of potential acquisition transactions. Our acquisition program attempts to address the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities, systems of internal control and profitability of acquisition candidates, as well as other challenges such as retaining the employees and integrating the operations of the businesses we acquire. Integrating acquired operations involves significant risks and uncertainties, including:

- Maintenance of uniform standards, controls, policies and procedures;

- Unplanned expenses associated with the integration efforts;

- Inability to achieve planned facility repositioning savings or related efficiencies from recent and ongoing investments; and

- Unidentified issues not discovered in the due diligence process, including legal contingencies.

There can be no assurance that suitable acquisition opportunities will be available in the future, that we will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable, which could adversely impact our growth rate. Our ability to achieve our growth goals depends in part upon our ability to identify and successfully acquire, finance and integrate companies and businesses at appropriate prices and realize anticipated cost savings.

Our ability to source components and raw materials from our suppliers could be disrupted or delayed in our supply chain, which could adversely affect our results of operations.

Our operations require significant amounts of necessary components and raw materials. We deploy a continuous, company-wide process to source our components and raw materials from fewer suppliers, and to obtain parts from suppliers in low-cost countries where possible. Consistent with the rest of the aerospace and defense industry, our A&E business has been experiencing, and may continue to experience, supply chain disruptions from an insufficient availability of certain components and raw materials. If we are unable to timely source these components or raw materials, our operations may be disrupted, or we could experience a delay or temporary stoppage in certain of our manufacturing operations. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, reduced availability or interruption in supplies, whether resulting from significant changes in demand; more stringent regulatory requirements; supplier financial condition; increases in duties and tariff costs; disruptions in transportation; an outbreak of a severe public health pandemic; severe weather; and the occurrence or threat of wars, could have an adverse effect on our financial condition, results of operations and cash flows.

The prices of our components and raw materials could fluctuate dramatically, which may adversely affect our profitability.

The costs of certain components and raw materials that are critical to our profitability can be volatile, which can have a significant impact on our profitability. The costs in our business segments are affected by fluctuations in the price of metals such as steel and copper as well as other raw materials such as resin and electronic components; cost are also impacted by imposed tariffs, which are often unpredictable. We have seen a period of sustained price increases for components and raw materials that may continue into the future as demand increases and supply may remain constrained, notably in our A&E segment, which has resulted in, and may continue to result in, increased costs for us. While we have taken actions aimed at securing an adequate supply of raw materials at prices which are favorable to us, if the prices of critical components and raw materials increase or we are unable to pass increased costs of components and raw materials to customers, our operating profit could be adversely affected.

Any pandemics or public health emergencies could result in disruptions to global supply chains, delays in supplier deliveries, higher raw material prices, delays in deliveries to customers, travel restrictions, site access and quarantine restrictions, and employee absences. The extent to which public health emergencies could impact our operations and financial performance is highly uncertain and would depend on future developments, including the duration of any such public health emergency, potential actions taken by governmental authorities, and how quickly economic conditions stabilize.

We may be unable to successfully develop and introduce new products, which would limit our ability to grow and maintain our competitive position and adversely affect our financial condition, results of operations and cash flow.

Our growth depends, in part, on continued sales of existing products, as well as the successful development and introduction of new products or technologies, which face the uncertainty of customer acceptance and reaction from competitors. Any delay in the development or launch of a new product could result in our not being the first to market, which could compromise our competitive position. Further, the development and introduction of new products may require us to make investments in specialized personnel and capital equipment, increase marketing efforts and reallocate resources away from other uses. We also may need to modify our systems and strategy in light of new products that we develop. If we are unable to develop and introduce new products in a cost-effective manner or otherwise manage effectively the operations related to new products, our financial condition, results of operations and cash flows could be adversely impacted.

We face significant competition which may adversely impact our financial condition, results of operations, and cash flows in the future.

While we are a principal competitor in most of our markets, all of our markets are highly competitive. The competitors in many of our business segments can be expected in the future to improve technologies, reduce costs and develop and introduce new products. The ability of our business segments to achieve similar advances will be important to our competitive positions. Competitive pressures, including those discussed above, could cause one or more of our business segments to lose market share or could result in significant price erosion, either of which could have an adverse effect on our financial condition, results of operations and cash flows.

We compete with other manufacturing businesses for highly qualified employees in the countries in which we operate, and we may not be able to retain our personnel or hire and retain additional personnel needed for us to sustain and grow our business as planned.

Our business segments and corporate offices are dependent upon highly qualified personnel, and we generally are dependent upon the continued efforts of key management employees. A number of factors may adversely affect the labor force available to us or increase labor costs, including high employment levels, federal unemployment subsidies and other government regulations. We have recently observed an increasingly competitive labor market which has and could continue to result in higher compensation costs. While we believe we have a robust intellectual capital process, we may have difficulty retaining key personnel or locating and hiring additional qualified personnel. The loss of the services of any of such personnel or our failure to attract and retain other qualified and experienced personnel on acceptable terms could impair our ability to successfully sustain and grow our business, which could have an adverse effect on our results of operations and financial condition.

Our businesses are subject to extensive governmental regulation; failure to comply with those regulations could adversely affect our financial condition, results of operations, cash flows and reputation.

We are required to comply with various import and export control laws, which may affect transactions with certain customers. In certain circumstances, export control and economic sanctions, and other trade-related regulations may prohibit the export of certain products, services and technologies, and in other circumstances we may be required to obtain an export license before exporting the controlled item. A failure to comply with these requirements might result in suspension of associated contracts and suspension or debarment from government contracting or subcontracting. For example, compliance with regulations related to the sourcing of conflict-free minerals mined from the democratic Republic of Congo and adjoining countries could limit the pool of suppliers who can provide conflict-free minerals to us, and as a result, may cause us to incur additional expenses and may create challenges for us to obtain conflict-free minerals at competitive prices. In addition, we are subject to the Foreign Corrupt Practices Act, which prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business or securing any improper advantage. We are also subject to the anti-bribery laws of other jurisdictions. Failure to comply with any of these and similar regulations could result in civil and criminal liability, monetary and non-monetary penalties, fines, disruptions to our business, limitations on our ability to export products and services, and damage to our reputation.

Our business could be harmed if we are unable to protect our intellectual property.

We rely on a combination of trade secrets, patents, trademarks, copyrights and confidentiality procedures to protect our products and technology. Existing trade secret, patent, trademark and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. In addition, others may develop substantially equivalent, or superseding proprietary technology, or competitors may offer equivalent non-infringing products in competition with our products, thereby substantially reducing the value of our proprietary rights. The laws of some foreign countries in which our products are or may be manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. We cannot assure that the steps we take to protect our intellectual property will be adequate to prevent misappropriation of our technology. We could incur significant and/or unexpected costs in our efforts to successfully avoid, manage, defend and litigate intellectual property matters. Our inability to protect our intellectual property could have an adverse effect on our financial condition, results of operations and cash flows.

Information systems and technology networks failures and breaches in data security, personally identifiable and other information, non-compliance with our contractual or other legal obligations regarding such information, or a violation of our privacy and security policies with respect to such information, could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and, in the normal course of our business, we collect and retain certain types of personally identifiable and other information pertaining to our customers, stockholders and employees. The legal, regulatory and contractual environment surrounding information security and privacy is constantly evolving and companies that collect and retain such information are under increasing attack by cyber-criminals around the world. A theft, loss, fraudulent use or misuse of customer, vendor, employee or our proprietary data by cybercrime or otherwise, non-compliance with our contractual or other legal obligations regarding such data or a violation of our privacy and security policies with respect to such data could adversely impact our reputation and could result in costs, fines, litigation or regulatory action against us. Security breaches can create system disruptions and shutdowns that could result in disruptions to our operations. We cannot be certain that advances in criminal capabilities, new vulnerabilities or other developments will not compromise or breach the security solutions protecting our information technology, networks and systems. A cyber-attack on our information systems technology or those of our partners, vendors, suppliers could adversely affect our ability to process orders, maintain proper levels of inventory, collect accounts receivable and pay expenses; all of which could have an adverse effect on our results of operations, financial condition and cash flows. Failure to effectively prevent, detect and recover from security breaches, including attacks on information technology and infrastructure by hackers; viruses; breaches due to employee error or actions; or other disruptions could seriously harm our operations as well as the operations of our customers and suppliers. Such serious harm can involve, among other things, misuse of our assets, business disruptions, loss of data, unauthorized access to trade secrets and confidential business information, unauthorized access to personal information, legal claims or proceedings, reporting errors, processing inefficiencies, negative media attention, reputational harm, loss of sales, remediation and increased insurance costs, and interference with regulatory compliance. We have experienced and expect to continue to experience some of these types of cybersecurity threats and incidents, which could be material in the future.

Our future results of operations and financial condition could be adversely impacted by intangible asset impairment charges.

As of December 31, 2024, we had goodwill and other intangible assets, net of accumulated amortization, of $821.5 million, which represented approximately 31% of our total assets. Our goodwill is subject to an impairment test on an annual basis and is also tested whenever events and circumstances indicate that goodwill may be impaired. Any excess goodwill resulting from the impairment test must be written off in the period of determination. Intangible assets (other than goodwill) are generally amortized over the useful life of such assets. In addition, from time to time, we may acquire or make an investment in a business that will require us to record goodwill based on the purchase price and the value of the acquired assets. We may subsequently experience unforeseen issues with such business that adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business. Future determinations of significant write-offs of goodwill or intangible assets as a result of an impairment test or any accelerated amortization of other intangible assets could have an adverse effect on our financial condition and results of operations.

Our operations expose us to the risk of environmental liabilities, costs, litigation and violations that could adversely affect our financial condition, results of operations, cash flows and reputation.

Our operations are subject to extensive environmental and health and safety laws and regulations in the jurisdictions in which they operate, which impose limitations on the discharge of pollutants into the ground, air and water and establish standards for the generation, treatment, use, storage and disposal of solid and hazardous wastes. We must also comply with various health and safety regulations in the U.S. and abroad in connection with our operations. The costs of compliance with these regulations results in ongoing costs that may increase over time. Failure to comply with any of these laws could result in civil and criminal liability, substantial monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices will not exceed our estimates or adversely affect our financial condition, results of operations and cash flows.

Net periodic pension cost and pension contributions associated with our retirement benefit plans may fluctuate significantly depending upon changes in actuarial assumptions and future market performance of plan assets.

Total net periodic pension cost and pension contributions were $4.3 million and $16.6 million, respectively in 2024. The costs of our defined benefit pension plans are dependent upon various factors, including rates of return on investment assets, discount rates for future payment obligations, and expected mortality, among other things. In addition, funding requirements for benefit obligations of our pension plans are subject to legislative and other government regulatory actions. Variances in related estimates could have an adverse effect on our financial condition, results of operations and cash flows.

We could face potential product liability or warranty claims, we may not accurately estimate costs related to such claims, and we may not have sufficient insurance coverage available to cover such claims.

Our products are used in a wide variety of commercial applications and certain residential applications, including, in many cases, in severe service or mission critical applications. We face an inherent business risk of exposure to product liability or other claims in the event our products are alleged to be defective or that the use of our products is alleged to have resulted in harm to others or to property. We may in the future incur liability if product liability lawsuits against us are successful. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could cause our sales to decline.

In addition, consistent with industry practice, we provide warranties on many of our products, and we may experience costs of warranty or breach of contract claims if our products have defects in manufacture or design or they do not meet contractual specifications. We estimate our future warranty costs based on historical trends and product sales, but we may fail to accurately estimate those costs and thereby fail to establish adequate warranty reserves for them.

While we maintain insurance coverage with respect to certain liability claims, that insurance coverage may not be adequate to cover all claims that may arise, or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liabilities not covered by insurance or that exceed our established reserves could have an adverse effect on our financial condition, results of operations and cash flows.

Fluctuations in interest rates could affect our financial results.

Our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. As of December 31, 2024, we had approximately $247.5 million of indebtedness that bears interest at variable rates. As of December 31, 2024, a hypothetical 1% increase in prevailing interest rates would increase our 2024 interest expense by approximately $2.5 million.

We may be unable to improve productivity, reduce costs and align manufacturing capacity with customer demand.

We are committed to continuous productivity improvement, and we continue to evaluate opportunities to reduce costs, simplify or improve global processes, and increase the reliability of order fulfillment and satisfaction of customer needs. In order to operate more efficiently and control costs, from time to time we execute restructuring activities, which include workforce reductions and facility consolidations.

Additional tax expense or exposures could affect our financial condition, results of operations and cash flows.

We are subject to income taxes in the U.S. and various international jurisdictions. Our financial condition, results of operations and cash flow could be affected by changes to tax laws, regulations, accounting principles and judicial rulings, the geographic mix of our earnings, the valuation of our deferred tax assets and liabilities, and the results of audits and examinations of previously filed tax returns. By way of example, the Organization for Economic Co-operation and Development has been coordinating negotiations among more than 140 countries with the goal of achieving consensus around substantial changes to international tax policies, including the implementation of a minimum global effective tax rate of 15%. While various countries have implemented legislation as of January 1, 2025, we currently do not expect a resulting material change to our tax liabilities in the near term as additional jurisdictions enact such legislation, nor do we expect our effective tax rate and cash tax payments to significantly increase in future years. We continue to monitor evolving tax legislation in the jurisdictions in which we operate.

If our internal controls are found to be ineffective, our financial results or our stock price may be adversely affected.

We believe that we currently have adequate internal control procedures in place for future periods, including processes related to newly acquired businesses; however, increased risk of internal control breakdowns generally exists in any business environment that is decentralized such as ours. In addition, if our internal control over financial reporting is found to be ineffective, investors may lose confidence in the reliability of our financial statements, which may adversely affect our stock price.

Specific Risks Relating to Our Reportable Segments

Aerospace & Electronics

Our Aerospace & Electronics segment sales are primarily affected by conditions in the commercial aerospace industry, which is cyclical in nature, and by changes in defense spending by the U.S. government.

Commercial aircraft are procured primarily by airlines, and airline capital spending can be affected by a number of factors including credit availability and related cost, current and expected fuel prices, and current and forecast air traffic demand levels. Air traffic levels are affected by a different array of factors including general economic conditions and global corporate travel spending, although other non-economic events can also adversely impact airline traffic, including terrorism or pandemic health concerns. Our commercial business is also affected by the market for business jets where demand is typically tied to corporate profitability levels, and the freight markets which are most heavily influenced by general economic conditions. Demand for our commercial aftermarket business is closely tied to total aircraft flight hours. Any decrease in demand for new aircraft or equipment, or use of existing aircraft and equipment, would result in decreased sales of our products and services. In addition, our commercial business could also be impacted to the extent that our major aircraft manufacturing customers encounter problems which impact their production rates and, correspondingly, reduce purchases of our products, or if pricing pressure from aircraft customers caused the manufacturers to press their suppliers to lower prices and/or extend payment terms.

The defense portion of the segment's business is dependent primarily on U.S. government spending, and to a lesser extent, foreign government spending, on the specific military platforms and programs where our business participates. Any reduction in appropriations for these platforms or programs could impact the performance of our business. Our sales to defense customers are also affected by the level of activity in military flight operations.

We rely on certain subcontractors and suppliers to provide and produce raw materials, integrated components and sub-assemblies. If one or more of our suppliers or subcontractors continue to experience delivery delays or other performance problems, we may be unable to meet commitments to our customers and our financial position, results of operations and cash flows may be adversely impacted. In some instances, we depend upon a single source of supply. Any service disruption from one of these suppliers, either due to circumstances beyond the supplier's control, such as geopolitical developments, could have a material adverse effect on our ability to meet commitments to our customers or increase our operating costs.

We are required to comply with various export control laws, which may affect our transactions with certain customers. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies, and in other circumstances we may be required to obtain an export license before exporting the controlled item. We are also subject to investigation and audit for compliance with the requirements governing government contracts, including requirements related to procurement integrity, manufacturing practices and quality procedures, export control, employment practices, the accuracy of records and the recording of costs and information security requirements. A failure to comply with these requirements could result in suspension of these contracts, and suspension or debarment from government contracting or subcontracting. Failure to comply with any of these regulations could result in civil and criminal liability, monetary and non-monetary penalties, fines, disruptions to our business, limitations on our ability to export products and services, and damage to our reputation.

Due to the lengthy research and development cycle involved in bringing commercial and military products to market, we cannot accurately predict the demand levels that will exist once a given new product is ready for market. In addition, if we are unable to develop and introduce new products in a cost-effective manner or otherwise effectively manage the introduction of new products and/or programs, our results of operations and financial condition could be adversely impacted. Demand for our products could also be adversely impacted by industry consolidation that could result in greater acceptance of competitors' products.

Process Flow Technologies

Our Process Flow Technologies segment competes in markets that are fragmented and highly competitive. The business competes against large, well-established global companies, as well as smaller regional and local companies. We compete based on our products' quality, reliability and safety, our brand reputation, value-added technical expertise and customer support and consistent on-time delivery.

Demand for our Process Flow Technologies products is heavily dependent on our customers' level of new capital investment and planned maintenance expenditures. Customer spending typically depends on general economic conditions, availability of credit, and expectations of future demand. Slowing global economic growth and volatility in commodity prices could both contribute to lower levels of customer spending, and project delays or cancellations.

A portion of this segment's business is subject to government contracting rules and regulations. Failure to comply with these requirements could result in suspension or debarment from government contracting or subcontracting, civil and criminal liability, monetary and non-monetary penalties, disruptions to our business, limitations on our ability to export products and services, or damage to our reputation. At our foreign operations, results could also be adversely impacted by a weakening of local currencies against the U.S. dollar. Our Process Flow Technologies business has the greatest exposure to the euro and British pound, and lesser exposure to several other currencies.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our cybersecurity program is staffed by a team of skilled cybersecurity professionals, including ~20 dedicated internal cybersecurity resources. Four members of the security team currently have Certified Information Systems Security Professional (CISSP) credentials, many hold one or more Global Information Assurance Certification (GIAC)/The Sans Institute (SANS) cybersecurity certificates, and in total the team has over 70 security and network certifications. Our response team members are in various global locations to ensure 24/7 monitoring and response capabilities and are backed by a 24/7 Managed Security Services Provider (MSSP) who monitors cybersecurity alerts.

We educate and share best practices globally with our employees to raise awareness of cybersecurity threats. As part of our internal training process, we maintain annual training for all employees on cybersecurity standards, as well provide monthly trainings on how to recognize and properly respond to phishing, social engineering schemes and other cyber threats. The Company uses advanced systems to block and analyze all email for threats, as well as equip our employees with an intuitive mechanism to easily report suspicious emails which are analyzed by our security systems and dedicated incident response team. Monthly "test" phishing emails are sent to our associates. Any failures trigger a retraining exercise if not properly reported and a monthly training vignette on cybersecurity awareness. To round out our robust awareness program, we have specific and regular training for our IT professionals, and we regularly engage independent third parties to test our information security processes and systems as part of our overall enterprise risk management program.

Crane Company was separated from its parent company, Crane Holdings, on April 3, 2023, and since the separation and during the preceding 5 years as Crane Holdings, no attempted cyber-attack or other attempted intrusion on our information technology networks has resulted in a material adverse impact on our operations or financial results, in any penalties or settlements, or in the loss or exfiltration of Company data. In the event an attack or other intrusion were to be successful, we have a response team of internal and external resources engaged and prepared to respond. The Company maintains cyber risk and related insurance policies as a measure of added protection.

Cybersecurity Governance

The cybersecurity program is led by Crane Company's Chief Information Security Officer, who regularly reports to our executive team about our program, including a review of cyber threat trends, our information security organization and staffing, and the status of ongoing efforts and investments to strengthen our cybersecurity defenses.

We utilize a risk-based, multi-layered information security framework following the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) and the Center for Internet Security (CIS) critical security controls. We have adopted and implemented a systematic approach measuring ourselves against this multi-layered framework which we formally review on a quarterly basis (monthly updates as necessary) to identify and mitigate security risks that we believe are commercially reasonable for manufacturing companies of our size and scope and commensurate with the risks we face. In addition, we provide a minimum of two formal program updates each year to the Audit Committee of our Board of Directors.

.

Item 2. Properties

The following is a summary of our principal facilities as of December 31, 2024:

	Facilities - Owned							
Location	Aerospace & Electronics		Process Flow Technologies		Corporate		Total	
	Number	Area (sq. ft.)	Number	Area (sq. ft.)	Number	Area (sq. ft.)	Number	Area (sq. ft.)
Manufacturing								
United States	6	724,240	8	854,133	—	—	14	1,578,373
Europe	—	—	6	616,755	—	—	6	616,755
Other international	—	—	4	509,925	—	—	4	509,925
	6	724,240	18	1,980,813	—	—	24	2,705,053
Non-Manufacturing								
United States	—	—	2	98,510	—	—	2	98,510
Europe	—	—	2	73,780	—	—	2	73,780
Other international	—	—	—	—	—	—	—	—
	—	—	4	172,290	—	—	4	172,290

	Facilities - Leased							
Location	Aerospace & Electronics		Process Flow Technologies		Corporate		Total	
	Number	Area (sq. ft.)	Number	Area (sq. ft.)	Number	Area (sq. ft.)	Number	Area (sq. ft.)
Manufacturing								
United States	1	62,880	6	137,639	—	—	7	200,519
Canada	—	—	1	20,572	—	—	1	20,572
Europe	1	19,418	4	603,790	—	—	5	623,208
Other international	1	63,653	2	111,594	—	—	3	175,247
	3	145,951	13	873,595	—	—	16	1,019,546
Non-Manufacturing								
United States	2	8,348	6	186,765	3	29,228	11	224,341
Canada	—	—	1	11,198	—	—	1	11,198
Europe	2	9,915	9	92,294	—	—	11	102,209
Other international	—	—	18	161,087	—	—	18	161,087
	4	18,263	34	451,344	3	29,228	41	498,835

In our opinion, these properties have been well maintained, are in good operating condition and contain all necessary equipment and facilities for their intended purposes.

Item 3. Legal Proceedings.

Discussion of legal matters is incorporated by reference to Part II, Item 8 under Note 13, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Crane Company common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CR". As of December 31, 2024, there were 1,438 holders of record of Crane Company common stock.

Stock Performance Graph

The following graph sets forth the cumulative total stockholder return to Crane Company's stockholders for the period beginning April 3, 2023, the date of the Separation, through December 31, 2024, as well as the corresponding returns on the S&P 500 Index and the S&P 400 MidCap Capital Goods Index.

The graph assumes that the value of the investment in the common stock and each index was $100 on April 3, 2023, and that all dividends were reinvested.



	4/3/2023	12/31/2023	12/31/2024
Crane Company	$ 100.00	$ 159.16	$ 205.56
S&P 500	100.00	117.03	146.29
S&P 400 Midcap Capital Goods Index	100.00	126.09	145.33

Purchases of Equity Securities

Neither the Company nor any "affiliated purchaser" repurchased any shares of Company common stock during the year ended December 31, 2024.

Equity Compensation Plans

For information regarding equity compensation plans, see Item 12 of this annual report on Form 10-K.

Item 6. [RESERVED]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K.

Crane Company has delivered innovation and technology-led solutions for customers since its founding in 1855. Today, Crane is a leading manufacturer of highly engineered components for challenging, mission-critical applications focused on the aerospace, defense, space and process industry end markets. The Company has two reporting segments: Aerospace & Electronics and Process Flow Technologies.

Our strategy is to grow earnings and cash flow by focusing on the development and manufacturing of highly engineered industrial products for specific markets where our scale is a relative advantage, and where we can compete based on our proprietary and differentiated technology, our deep vertical expertise, and our responsiveness to unique and diverse customer needs. We continuously evaluate our portfolio, pursue acquisitions that complement our existing businesses and are accretive to our growth profile, selectively divest businesses where appropriate, and pursue internal mergers to improve efficiency. We strive to foster a performance-based culture focused on productivity and continuous improvement, to attract and retain a committed management team whose interests are directly aligned with those of our shareholders, and to maintain a focused, efficient corporate structure.

We will continue to execute this strategy while remaining committed to the values of our founder, R.T. Crane, who resolved to conduct business "in the strictest honesty and fairness; to avoid all deception and trickery; to deal fairly with both customers and competitors; to be liberal and just toward employees; and to put my whole mind upon the business."

References to changes in "core sales" or "core growth" in this report include sales and the change in sales excluding the impact of foreign currency translation as well as acquisitions and divestitures from closing up to the first anniversary, of such acquisitions or divestitures.

Due to rounding, numbers presented throughout this report may not add up precisely to totals we provide, and percentages may not precisely reflect the absolute figures.

Recent Events and Transactions

Divestiture of Engineered Materials

Effective on January 1, 2025, the Company completed the sale of the Engineered Materials segment to KPS Capital Partners, L.P ("KPS") for approximately $208.0 million, on a cash-free and debt-free basis. We determined that the Engineered Materials segment met the criteria of being reported as a discontinued operation as of December 31, 2024. As a result, the related assets, liabilities and operating results of Engineered Materials are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Throughout this Annual Report on Form 10-K, unless otherwise indicated, amounts and activity are presented on a continuing operations basis. See Item 8 under Note 3, "Discontinued Operations," in the Notes to Consolidated Financial Statements for additional detail.

Marion Site Hurricane Damage and Recovery

In September 2024, our manufacturing site in Marion, North Carolina was directly affected by flooding from Hurricane Helene. Our insurance generally covers the repair or replacement of assets that suffered damage or loss and also provides business interruption coverage, including lost profits, and reimbursement for other expenses and costs that have been incurred relating to the damages and losses suffered. The recovery related to business interruption will be recognized when realized and received. We are working with our insurance carrier to assess the damage and ascertain the amount of insurance recoveries due to us as a result of the damage and loss we incurred, as such the timing of insurance proceeds may lag behind actual losses incurred.

For the year ended December 31, 2024, we incurred losses and expenses of $23.3 million related to damages caused by the hurricane, which included professional fees to restore and maintain the site and the write-off of damaged property, equipment and inventory. For the year ended December 31, 2024 we have received insurance recoveries of $20.0 million and have an insurance receivable of $2.8 million, which is net of the $0.5 million deductible. These costs and insurance recoveries are included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

Separation

On April 3, 2023, Crane Holdings, Co. completed the Separation into two independent, publicly-traded companies, Crane NXT, Co. and Crane Company (the "Separation"). Crane Holdings, Co. was separated into two independent, publicly-traded companies in a transaction in which Crane Holdings, Co. retained its Payment & Merchandising Technologies segment (Crane NXT) and spun-off its Aerospace & Electronics, Process Flow Technologies and Engineered Materials segments to Crane Holdings, Co. stockholders (Crane Company).

Acquisitions and Items Affecting Comparability of Reported Results

The comparability of our results for the years ended December 31, 2024, 2023 and 2022 is affected by the following significant items:

Acquisitions

On November 1, 2024, the Company completed the acquisition of Technifab Products, Inc. ("Technifab"). Technifab, is a leading provider of vacuum insulated pipe systems and valves for cryogenic applications. Technifab has been integrated into the Process Flow Technologies segment.

On May 1, 2024, the Company completed the acquisition of CryoWorks, Inc. ("CryoWorks"). CryoWorks, is a leading supplier of vacuum insulated pipe systems for cryogenic and hydrogen applications. CryoWorks has been integrated into the Process Flow Technologies segment.

On January 2, 2024, the Company completed the acquisition of Vian Enterprises, Inc. ("Vian"). Vian is a global designer and manufacturer of multi-stage lubrication pumps and lubrication system components technology for critical aerospace and defense applications with sole-sourced and proprietary content on the highest volume commercial and military aircraft platforms. Vian has been integrated into the Aerospace & Electronics segment.

On October 4, 2023, the Company completed the acquisition of Baum lined piping GmbH ("BAUM"). BAUM is a German based company that designs, manufactures, and distributes lined piping products primarily focused on chemical and industrial end markets. BAUM is included in our Process Flow Technologies segment.

Divestiture of asbestos-related assets and liabilities

On August 12, 2022, we recognized a loss on the divestiture of asbestos-related assets and liabilities of $162.4 million. Please refer to item 8 under Note 13, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for further discussion.

Sale of Crane Supply

On May 31, 2022, the Company divested its Crane Supply business. In connection with the divestiture, the Company recognized a total gain on sale of $232.5 million which is presented within Gain on sale of business on the Consolidated Statement of Operations.

Termination of Agreement to Sell Engineered Materials

In 2021, we entered into an agreement to sell the Engineered Materials segment to Grupo Verzatec S.A. de C.V. ("Verzatec"). In 2022, Verzatec terminated the sale agreement and paid $7.5 million to the Company in termination fees, which is presented within Miscellaneous income, net on the Consolidated Statements of Operations.

Restructuring and Related (Gains) Charges, net

In 2022, we recorded net pre-tax restructuring and related charges of $8.2 million primarily related to modest cost reduction efforts across our businesses in response to continued macroeconomic uncertainty. There were no new restructuring programs in 2024 and 2023.

Transaction Related Expenses

In 2024, we recorded pre-tax transaction related expenses of $8.4 million primarily related to the Vian, CryoWorks and Technifab acquisitions and the divestiture of the Engineered Materials segment.

In 2023, we recorded pre-tax transaction related expenses of $39.3 million primarily related to the separation.

In 2022, we recorded pre-tax transaction related expenses of $48.3 million most of which related to the planned separation, coupled with expenses associated with defeasing the asbestos liability and, to a lesser extent, divestiture costs related to the intended sale of Engineered Materials and the completed sale of Crane Supply.

Results from Operations - For the Years ended December 31, 2024, 2023 and 2022

(in millions, except %)	For the year ended December 31, 2024	2023	2022	2024 vs 2023 Favorable / (Unfavorable) Change $	%[a]	2023 vs 2022 Favorable / (Unfavorable) Change $	%[a]
Net sales:							
Aerospace & Electronics	$ 932.7	$ 789.3	$ 667.3	$ 143.4	18.2 %	$ 122.0	18.3 %
Process Flow Technologies	1,198.5	1,072.8	1,109.4	125.7	11.7 %	(36.6)	(3.3)%
Total net sales	$2,131.2	$ 1,862.1	$ 1,776.7	$ 269.1	14.5 %	$ 85.4	4.8 %
Sales growth:							
Core business				$ 156.0	8.4 %	$ 175.3	9.9 %
Foreign exchange				2.9	0.2 %	0.5	— %
Acquisitions/dispositions				110.2	5.9 %	(90.4)	(5.1)%
Total sales growth				$ 269.1	14.5 %	$ 85.4	4.8 %
Cost of sales	$1,263.4	$ 1,111.1	$ 1,115.5	$ (152.3)	(13.7)%	$ 4.4	0.4 %
Selling, general and administrative	$ 512.0	$ 500.6	$ 493.5	$ (11.4)	(2.3)%	$ (7.1)	(1.4)%
Loss on divestiture of asbestos-related assets and liabilities	$ —	$ —	$ 162.4	$ —	NM	$ 162.4	NM
Operating profit:							
Aerospace & Electronics	$ 209.0	$ 159.0	$ 120.3	$ 50.0	31.4 %	$ 38.7	32.2 %
Process Flow Technologies	240.3	208.5	168.2	31.8	15.3 %	40.3	24.0 %
Corporate expense[b] [c]	(93.5)	(117.1)	(283.2)	23.6	20.2 %	166.1	58.7 %
Total operating profit	$ 355.8	$ 250.4	$ 5.3	$ 105.4	42.1 %	$ 245.1	NM
Operating margin:							
Aerospace & Electronics	22.4 %	20.1 %	18.0 %				
Process Flow Technologies	20.1 %	19.4 %	15.2 %				
Total operating margin	16.7 %	13.4 %	0.3 %				

[a] Variances designated as "NM" indicates such calculation is not meaningful.
[b] For the years ended December 31, 2024, 2023 and 2022, Corporate expense included transaction related expenses of $9.8 million, $41.5 million and $40.5 million, respectively.
[c] For the year ended December 31, 2022, Corporate expense included a $162.4 million loss on the divestiture of asbestos-related assets and liabilities.

OVERALL

2024 compared with 2023

Sales increased by $269.1 million, or 14.5%, to $2,131.2 million in 2024. The year-over-year higher sales included:

- an increase in core sales of $156.0 million, or 8.4%, which was driven primarily by higher pricing and to a lesser extent higher volumes;

- an increase in sales related to the BAUM, Vian, CryoWorks, and Technifab acquisitions of 110.2 million, or 5.9%; and

- favorable foreign currency translation of 2.9 million, or 0.2%.

Cost of sales increased by $152.3 million, or 13.7%, to $1,263.4 million in 2024. The increase is primarily related to the impact from the BAUM, Vian, CryoWorks, and Technifab acquisitions of $90.5 million, or 8.1%, coupled with higher material, labor and other manufacturing costs of $60.5 million, or 5.4%, higher volumes of $24.8 million, or 2.2%, and unfavorable mix of $22.1 million, or 2.0%, partially offset by strong productivity gains of $46.6 million, or 4.2%.

Selling, general and administrative expenses increased by $11.4 million, or 2.3%, to $512.0 million in 2024, primarily driven by higher merit increases, investments in core businesses and the BAUM, Vian, CryoWorks, and Technifab acquisitions, partially offset by the absence of expenses related to the Separation.

Operating profit increased by $105.4 million, or 42.1%, to $355.8 million in 2024. The increase is primarily due to strong productivity gains of $51.0 million, or 20.4%, the absence of expenses related to the Separation and net higher pricing of $46.2 million, or 18.5%, coupled with higher volumes of $26.7 million, or 10.7%, partially offset by unfavorable mix of $22.0 million, or 8.8%.

2023 compared with 2022

Sales increased by $85.4 million, or 4.8%, to $1,862.1 million in 2023. The year-over-year higher sales included:

- an increase in core sales of $175.3 million, or 9.9%, which was driven primarily by higher pricing;

- an increase in sales related to the October 2023 acquisition of BAUM of $15.4 million, or 0.9%;

- favorable foreign currency translation of $0.5 million, and

- a decrease in sales related to the May 2022 divestiture Crane Supply of $105.8 million, or 6.0%.

Cost of sales decreased by $4.4 million, or 0.4%, to $1,111.1 million in 2023. The decrease is primarily related to the sale of Crane Supply of $66.1 million, or 5.9% and strong productivity gains of $34.7 million, or 3.1%, partially offset by an increase in material, labor and other manufacturing costs of $56.2 million, or 5.0%, unfavorable mix net of savings of $23.2 million, or 2.1% and higher volumes of $16.0 million, or 1.4%.

Selling, general and administrative expenses increased by $7.1 million, or 1.4%, to $500.6 million in 2023, reflecting an $17.8 million, or 3.6%, increase in administrative expenses primarily related to the Separation, partially offset by the net impact of the sale of Crane Supply $11.2 million, or 2.3%.

Operating profit increased by $245.1 million, to $250.4 million in 2023. The increase is primarily related to the absence of loss on divestiture of asbestos-related assets and liabilities of $162.4 million, an increase in core sales primarily driven by higher pricing net of inflation of $68.9 million and strong productivity of $38.9 million, partially offset by unfavorable mix of $27.4 million.

Comprehensive income

(in millions) For the year ended December 31,	2024	2023	2022
Net income attributable to common shareholders	$ 294.7	$ 255.9	$ 401.1
Other comprehensive income (loss), net of tax			
Currency translation adjustment	(30.6)	20.7	(93.3)
Changes in pension and postretirement plan assets and benefit obligation, net of tax	26.5	10.0	30.0
Other comprehensive income (loss), net of tax	(4.1)	30.7	(63.3)
Comprehensive income before allocation to noncontrolling interests	290.6	286.6	337.8
Less: Noncontrolling interests in comprehensive income	(0.2)	(0.1)	(0.2)
Comprehensive income attributable to common shareholders	$ 290.8	$ 286.7	$ 338.0

For the year ended December 31, 2024, comprehensive income before allocation to noncontrolling interests was $290.6 million compared to $286.6 million in 2023. The $4.0 million increase was primarily driven by $38.8 million of higher net income before allocation to noncontrolling interests, a $16.5 million increase primarily related to changes in pension discount rates and a $51.3 million unfavorable impact of foreign currency translation adjustments, primarily related to the British pound and euro.

For the year ended December 31, 2023, comprehensive income before allocation to noncontrolling interests was $286.6 million compared to $337.8 million in 2022. The $51.2 million decrease was primarily driven by $145.2 million of lower net income before allocation to noncontrolling interests which reflects the 2022 gain on sale of Crane Supply of $232.5 million, a $20.0 million decrease primarily related to changes in pension discount rates and a $114.0 million favorable impact of foreign currency translation adjustments, primarily related to the British pound and euro.

AEROSPACE & ELECTRONICS

(in millions, except %) For the year ended December 31,	2024	2023	2022
Net sales by product line:			
Commercial Original Equipment	$ 349.4	$ 291.4	$ 250.5
Military Original Equipment	273.1	252.4	231.2
Commercial Aftermarket Products	218.5	180.2	129.3
Military Aftermarket Products	91.7	65.3	56.3
Total net sales	$ 932.7	$ 789.3	$ 667.3
Cost of sales	$ 574.4	$ 495.2	$ 417.7
Selling, general and administrative	$ 149.3	$ 135.1	$ 129.3
Operating profit	$ 209.0	$ 159.0	$ 120.3
Assets	$ 896.2	$ 744.6	$ 663.3
Backlog	$ 863.8	$ 700.9	$ 613.1
Operating margin	22.4 %	20.1 %	18.0 %

2024 compared to 2023

Aerospace & Electronics sales increased $143.4 million, or 18.2%, to $932.7 million in 2024, primarily due to higher volumes and pricing of $102.7 million, or 13.0%, and the impact of Vian acquisition of $40.6 million, or 5.1%. The commercial market and military market accounted for 61% and 39%, respectively, of total segment sales in 2024. Sales to OEM and aftermarket customers in 2024 were 67% and 33% of total segment sales, respectively.

- Sales of Commercial Original Equipment increased by $58.0 million, or 19.9%, to $349.4 million in 2024, primarily reflecting strong demand from aircraft manufacturers and the impact of the Vian acquisition.

- Sales of Military Original Equipment increased by $20.7 million, or 8.2%, to $273.1 million in 2024, primarily reflecting strong demand from defense and space customers and the impact of the Vian acquisition.

- Sales of Commercial Aftermarket Products increased by $38.3 million, or 21.3%, to $218.5 million in 2024, primarily reflecting continued strong demand from airlines due to improving air traffic volumes.

- Sales of Military Aftermarket Products increased by $26.4 million, or 40.4%, to $91.7 million in 2024, reflecting stronger demand for military products, partly in response to heightened geopolitical tensions globally.

Cost of sales increased $79.2 million, or 16.0%, to $574.4 million in 2024 compared to 2023, primarily reflecting higher material, labor and other manufacturing costs of $40.0 million, or 8.1%, the impact from the Vian acquisition of $38.1 million, or 7.7%, increased volumes of $25.1 million, or 5.1%, partially offset by productivity gains of $20.3 million, or 4.1%, and favorable mix of $3.8 million, or 0.8%.

Selling, general and administrative expense increased by $14.2 million, or 10.5%, to $149.3 million in 2024, primarily related to higher selling and administrative costs of $19.2 million, or 14.2%, offset by lower engineering costs of $5.0 million, or 3.7%.

Operating profit increased $50.0 million, or 31.4%, to $209.0 million in 2024, the increase primarily reflected the impact from higher volumes of $29.3 million, or 18.4%, coupled with productivity gains of $22.7 million, or 14.3%, partially offset by higher material, labor and other manufacturing costs net of higher pricing of $5.0 million, or 3.1%.

2023 compared to 2022

Aerospace & Electronics sales increased $122.0 million, or 18.3%, to $789.3 million in 2023 primarily due to higher volumes and strong pricing. The commercial market and military market accounted for 60% and 40%, respectively, of total segment sales in 2023. Sales to OEM and aftermarket customers in 2023 were 69% and 31% of total segment sales, respectively.

- Sales of Commercial Original Equipment increased by $40.9 million, or 16.3%, to $291.4 million in 2023, reflecting strong demand from aircraft manufacturers as the industry aircraft build rates continue to recover from the COVID-19 related slowdown, partially offset by component availability constraints.

- Sales of Military Original Equipment increased by $21.2 million, or 9.2%, to $252.4 million in 2023, primarily reflecting strong demand from defense customers.

- Sales of Commercial Aftermarket Products increased by $50.9 million, or 39.4%, to $180.2 million in 2023, reflecting continued strong demand from the airlines due to improving air traffic and inventory restocking.

- Sales of Military Aftermarket Products increased by $9.0 million, or 16.0%, to $65.3 million in 2023, reflecting stronger demand from military customers.

Cost of sales increased $77.5 million, or 18.6%, to $495.2 million in 2023 compared to 2022, primarily reflecting $48.7 million, or 11.7%, of increased material, labor and other manufacturing costs, increased volumes of $29.3 million, or 7.0% and unfavorable mix of $10.1 million, or 2.4%, partially offset by $11.1 million, or 2.7% of productivity gains.

Selling, general and administrative expense increased by $5.8 million, or 4.5%, to $135.1 million in 2023, primarily reflecting higher engineering, administrative and selling costs of $12.9 million, or 10.0%, partially offset by restructuring savings of $5.1 million, or 4.0%, and productivity gains of $1.9 million, or 1.5%.

Operating profit increased $38.7 million, or 32.2%, to $159.0 million in 2023 compared to 2022, primarily reflecting the impact from higher volumes of $25.4 million, or 21.1%, coupled with higher pricing net of inflation, productivity gains and restructuring savings of $23.2 million, or 19.3%, partially offset by unfavorable mix of $10.1 million, or 8.4%.

Process Flow Technologies

(in millions, except %) For the year ended December 31,		2024		2023		2022
Net sales by product line:						
Process Valves and Related Products	$	913.3	$	811.3	$	749.8
Commercial Valves		137.9		116.4		232.2
Pumps and Systems		147.3		145.1		127.4
Total net sales	$	1,198.5	$	1,072.8	$	1,109.4
Cost of sales	$	689.0	$	615.9	$	697.8
Selling, general and administrative	$	269.2	$	248.4	$	243.4
Operating profit	$	240.3	$	208.5	$	168.2
Assets	$	1,265.0	$	1,164.5	$	1,064.7
Backlog	$	376.4	$	379.0	$	368.8
Operating margin		20.1 %		19.4 %		15.2 %

2024 compared to 2023

Sales increased by 125.7 million, or 11.7%, to $1,198.5 million in 2024, primarily driven by the impact of the BAUM, CryoWorks, and Technifab acquisitions of $69.6 million, or 6.5%, higher core sales of $53.3 million, or 5.0%, primarily driven by higher pricing, and to a lesser extent by favorable foreign currency translation of $2.8 million, or 0.2%.

- Sales of Process Valves and Related Products increased by $102.0 million, or 12.6%, to $913.3 million in 2024, primarily driven by the impact of the BAUM, CryoWorks and Technifab acquisitions of $69.6 million, or 8.6%, and higher core sales of $33.4 million, or 4.1%, driven by higher pricing.

- Sales of Commercial Valves increased by $21.5 million, or 18.5%, to $137.9 million in 2024, primarily driven by increase in core sales of $17.5 million, or 15.0%, and favorable foreign currency translation of $4.0 million, or 3.4%, as the British pound strengthened against the U.S. dollar.

- Sales of Pumps and Systems increased by $2.2 million, or 1.5%, to $147.3 million in 2024, reflecting an increase in core sales primarily driven by higher pricing.

Cost of sales increased by $73.1 million, or 11.9%, to $689.0 million, primarily reflecting the impact of the BAUM, CryoWorks, and Technifab acquisitions of $52.4 million, or 8.5%, unfavorable mix of $25.9 million, or 4.2%, and higher material, labor and other manufacturing costs of $20.4 million, or 3.3%, partially offset by productivity gains of $26.3 million, or 4.3%.

Selling, general and administrative expense increased by $20.8 million, or 8.4%, to $269.2 million, primarily driven by the impact of the BAUM, CryoWorks, and Technifab acquisitions of $16.3 million, or 6.6%, and higher selling expenses net of productivity and cost savings of $4.4 million, or 1.8%.

Operating profit increased by 31.8 million, or 15.3%, to $240.3 million in 2024. The increase is primarily due to productivity gains of $28.3 million, or 13.6 %, and higher net pricing of $27.7 million, or 13.3%, partially offset by unfavorable mix of $25.9 million, or 12.4%.

2023 compared to 2022

Sales decreased by $36.6 million, or 3.3%, to $1,072.8 million in 2023, driven by the impact of the sale of Crane Supply of $105.8 million, or 9.5%, partially offset by the impact of the BAUM acquisition of $15.4 million or 1.4%, and higher core sales of $54.1 million, or 4.9%. Core sales growth was driven by higher pricing.

- Sales of Process Valves and Related Products increased by $61.5 million, or 8.2%, to $811.3 million in 2023. The increase reflected higher core sales of $46.0 million, or 6.1%, driven by higher pricing and the impact of the BAUM acquisition of $15.4 million, or 2.1%.

- Sales of Commercial Valves decreased by $115.8 million, or 49.9%, to $116.4 million in 2023, primarily driven by the impact of the divestiture of Crane Supply of $105.8 million, or 45.6%, and lower core sales of $10.1 million, or 4.3%, primarily as a result of lower sales in the Middle East.

- Sales of Pumps and Systems increased by $17.7 million, or 13.9%, to $145.1 million in 2023, reflecting an increase in core sales primarily driven by higher pricing and higher volumes across all key end markets.

Cost of sales decreased by $81.9 million, or 11.7%, to $615.9 million, primarily related to the net impacts of the sale of Crane Supply and the BAUM acquisition of $66.1 million or 9.5%, productivity gains of $23.6 million, or 3.4%, lower volumes of $13.3 million, or 1.9%, offset by unfavorable mix of 17.3 million, or 2.5%, and modestly higher material, labor and other manufacturing costs of $7.3 million, or 1.0%.

Selling, general and administrative expense increased by $5.0 million, or 2.0%, to $248.4 million primarily related to higher administrative costs net of productivity savings, offset by the sale of Crane Supply.

Operating profit increased by $40.3 million, or 24.0%, to $208.5 million in 2023. The increase was primarily due to higher pricing net of inflation and productivity of $74.0 million, or 44.0%, partially offset by unfavorable mix of $17.3 million, or 10.3%, and the net impact from the sale of Crane Supply of $13.8 million, or 8.2%.

CORPORATE

(in millions) For the year ended December 31,	2024	2023	2022
Corporate expense	$ (93.5)	$ (117.1)	$ (120.8)
Loss on divestiture of asbestos-related assets and liabilities	—	—	(162.4)
Total Corporate expense	$ (93.5)	$ (117.1)	$ (283.2)

Total Corporate expense decreased by $23.6 million, or 20.2%, in 2024, primarily reflecting the absence of separation related expenses of $19.4 million or 16.6%.

Total Corporate expense decreased by $166.1 million, or 58.7%, in 2023, primarily related to the absence of the loss on divestiture of asbestos related assets and liabilities of $162.4 million, or 57.3%.

INTEREST AND MISCELLANEOUS INCOME, NET

(in millions) For the year ended December 31,	2024	2023	2022
Interest income	$ 5.5	$ 5.1	$ 3.2
Interest expense	$ (27.2)	$ (22.7)	$ (10.1)
Gain on sale of business	$ —	$ —	$ 232.5
Miscellaneous income, net	$ 4.4	$ 0.3	$ 5.6

2024 compared to 2023

Interest expense increased by $4.5 million, or 19.8%, primarily due to incremental borrowings under the revolving credit facility during 2024 to fund acquisitions. Miscellaneous income, net, increased $4.1 million, primarily due to favorable settlements under the tax matters agreement resulting from the Separation.

2023 compared to 2022

Interest expense increased by $12.6 million, or 124.7%, primarily due to interest on the $300 million, 3-year term loan facility. Miscellaneous expense, net, decreased $5.3 million, or 94.6%, primarily reflecting the absence of the 2022 $7.5 million termination fee paid to the Company related to the termination of agreement to sell the Engineered Materials segment.

INCOME TAX

(in millions, except %) For the year ended December 31,	2024	2023	2022
Income before tax — U.S.	$ 207.0	$ 127.1	$ (117.2)
Income before tax — non-U.S.	131.5	106.0	353.7
Income before tax — worldwide	$ 338.5	$ 233.1	$ 236.5
Provision for income taxes	$ 70.3	$ 57.2	$ 70.1
Effective tax rate	20.8 %	24.5 %	29.6 %

Our effective tax rate is affected by a number of items, both recurring and discrete, including the amount of income we earn in different jurisdictions and their respective statutory tax rates, acquisitions and dispositions, changes in the valuation of our deferred tax assets and liabilities, changes in tax laws, regulations and accounting principles, the continued availability of statutory tax credits and deductions, and examinations initiated by tax authorities around the world. See "Application of Critical Accounting Policies" included later in this Item 7 for additional information about our provision for income taxes. A reconciliation of the statutory U.S. federal tax rate to our effective tax rate is set forth under Note 10, "Income Taxes" in the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

(in millions) For the year ended December 31,		2024		2023		2022
Net cash provided by (used for):						
Operating activities from continuing operations	$	257.8	$	162.1	$	(498.8)
Investing activities from continuing operations		(230.0)		(128.8)		288.4
Financing activities from continuing and discontinued operations		(49.7)		(423.2)		106.0
Discontinued operations		11.8		58.3		322.8
Effect of exchange rates on cash and cash equivalents		(11.3)		3.6		(39.4)
(Decrease) increase in cash and cash equivalents	$	(21.4)	$	(328.0)	$	179.0

Our operating philosophy is to deploy cash provided from operating activities, when appropriate, to provide value to shareholders by reinvesting in existing businesses, by making acquisitions that will strengthen and complement our portfolio, by divesting businesses that are no longer strategic or aligned with our portfolio and where such divestitures can generate capacity for strategic investments and initiatives that further optimize our portfolio, and by paying dividends and/or repurchasing shares. At any given time, and from time to time, we may be evaluating one or more of these opportunities, although we cannot assure you if or when we will consummate any such transactions.

The Company raised the 2025 annual dividend by 12% to $0.92 per share.

Our current cash balance, together with cash we expect to generate from future operations and borrowing capacity available under our revolving credit facility, is expected to be sufficient to finance our short- and long-term capital requirements, as well as to fund expected pension contributions.

Operating Activities

Cash provided by operating activities from continuing operations, a key source of our liquidity, was $257.8 million in 2024, compared to $162.1 million in 2023. The increase in cash provided by operating activities from continuing operations was primarily driven by the $109.1 million increase in net income from continuing operations, adjusted for the exclusion of non-cash items.

Cash provided by operating activities from continuing operations was $162.1 million in 2023, compared to cash used for operating activities from continuing operations of $498.8 million in 2022. The increase in cash provided by operating activities from continuing operations was primarily driven by the $550.0 million payment in 2022 related to the divestiture of the asbestos-related assets and liabilities and, to a lesser extent, the $108.6 million increase in net income adjusted for the exclusion of non-cash items.

Investing Activities

Cash flows relating to investing activities from continuing operations consist primarily of cash used for capital expenditures, acquisitions of businesses and cash provided by divestitures of businesses or assets. Cash used for investing activities from continuing operations was $230.0 million in 2024, compared to $128.8 million in 2023. The increase in cash used for investing activities is primarily related to the acquisition of Vian for $99.5 million, the acquisition of CryoWorks for $59.1 million and the acquisition of Technifab for $38.8 million, partially offset by the 2023 acquisition of BAUM for $90.5 million.

Cash used for investing activities from continuing operations was $128.8 million in 2023, compared to cash provided by investing activities from continuing operations of $288.4 million in 2022. The increase in cash used for investing activities is primarily related to the absence of $318.1 million in proceeds from the sale of Crane Supply in 2022, the acquisition of BAUM for $90.5 million and higher capital expenditures of $5.7 million.

Financing Activities

Financing cash flows consist primarily of dividend payments to shareholders, repayments of indebtedness, proceeds from our Credit Facilities and proceeds from the issuance of common stock in connection with employee stock plans. During the year 2023, financing cash flows also includes activities associated with the distribution of Crane NXT, Co. in support of the Separation.

Cash used by financing activities was $49.7 million in 2024, compared to $423.2 million in 2023. The decrease in cash used for financing activities was driven by:

- $578.1 million related to the Distribution of Crane NXT, Co. in the prior year;

- $10.4 million decrease in dividends paid, reflecting a lower dividend per share established on April 3, 2023 in connection with the Separation;

- $9.0 million decrease in payments for debt issuance costs; offset by

- $201.3 million decrease in net borrowings; and

- $22.7 million increase in payments for taxes related to net share settlements of equity awards, net of proceeds from stock options.

Cash used for financing activities was $423.2 million in 2023, compared to cash provided by financing activities of $106.0 million in 2022. Cash used for financing activities in 2023 was driven by:

- $578.1 million of distribution cash outflows, which was comprised of the $275 million dividend to Crane NXT, Co. and $303.1 million in cash balances at the Crane NXT businesses at time of Separation;

- $400.0 million repayment of the 364-Day Credit Agreement; and

- $50.6 million in prepayments on the 3-year term loan facility.

The above uses were primarily funded by $650 million in proceeds from the term loan facilities, comprised of a $350 million term loan issued to Crane NXT, Co. (discontinued operations) and the $300 million term loan issued to Crane Company.

Financing Arrangements

Total net debt was $247.0 million and $248.5 million as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, our total debt to total capitalization ratio was 13.1%, computed as follows:

(in millions)	
Total debt	$ 247.0
Equity	1,641.0
Capitalization	$ 1,888.0
Total indebtedness to capitalization	13.1 %

See Item 8 under Note 14, "Financing," in the Notes to Consolidated Financial Statements for details regarding our financing arrangements.

Credit Ratings

As of December 31, 2024, we have not sought a rating from the credit agencies, and we have no immediate plans to do so. Although the Company is currently unrated, we believe that we have adequate access to capital through the bank market and our current Revolving Credit Facility.

Contractual Obligations

Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under our short-term and long-term debt agreements and rent payments required under operating lease agreements from continuing operations. The following table summarizes our fixed cash obligations as of December 31, 2024:

	Payment due by Period						
(in millions)	Total	2025	2026	2027	2028	2029	2030 and after
Debt [a]	$ 247.5	$ —	$ 247.5	$ —	$ —	$ —	$ —
Operating lease payments	84.9	16.4	14.6	13.5	10.0	6.9	23.5
Purchase obligations	226.6	215.0	9.3	0.5	0.2	0.3	1.3
Pension and postretirement benefits [b]	515.8	51.8	51.9	53.0	54.2	51.7	253.2
Other long-term liabilities reflected on Consolidated Balance Sheets [c]	—	—	—	—	—	—	—
Total	$ 1,074.8	$ 283.2	$ 323.3	$ 67.0	$ 64.4	$ 58.9	$ 278.0

(a) Debt includes scheduled principal payments.
(b) Pension benefits are primarily funded by the respective pension trusts. Pension benefits are included through 2035.
(c) As the timing of future cash outflows is uncertain, the following long-term liabilities (and related balances) are excluded from the above table: long-term environmental liability of $8.6 million, gross unrecognized tax benefits of $8.4 million and related gross interest and penalties of $2.7 million.

OUTLOOK - CONTINUING OPERATIONS

Overall

Our sales depend heavily on industries that are cyclical in nature or are subject to market conditions, which may cause customer demand for our products to be volatile and unpredictable. Demand in these industries is affected by fluctuations in domestic and international economic conditions, as well as currency fluctuations, commodity costs, and a variety of other factors.

For 2025, we expect a total year-over-year sales increase of approximately 5%, driven by approximately 4% to 6% core growth, and an acquisition benefit of approximately 1% to 2%, partially offset by an approximate 1% headwind from foreign exchange. We expect an improvement in operating profit driven primarily by productivity benefits, operating leverages on higher volumes, lower transaction related expenses, higher pricing net of inflation and contributions from the Technifab and CryoWorks acquisitions, partially offset by unfavorable mix mainly in our Aerospace & Electronics segment (discussed below).

Aerospace & Electronics

In 2025, we expect Aerospace & Electronics sales to increase in the high single-digit range compared to 2024. We expect a substantial improvement in our commercial OEM business driven by higher aircraft build rates, and our military OEM business driven by continued global geopolitical uncertainty which is driving increased demand. We expect growth in our commercial and military aftermarket businesses driven by continued high utilization of aircraft, but at decelerating rates compared to 2023 and 2024 due to increasingly challenging year-over-year comparisons. We expect segment operating profit and operating margin to increase compared to 2024 driven primarily by productivity benefits and the impact of operating leverage on higher volumes, partially offset by unfavorable mix as we expect higher growth in OEM shipments compared to the higher profit aftermarket product shipments.

Process Flow Technologies

In 2025, we expect Process Flow Technologies sales to increase approximately 4% to 5% driven by low- to mid-single digit core sales growth, a 2% to 3% contribution from the Technifab and CryoWorks acquisitions, partially offset by approximately 1% of unfavorable foreign exchange.

We expect Process Valves and Related Products sales to increase in the mid-single digit range compared to 2024, driven by contributions from the Technifab and CryoWorks acquisitions, as well as demand in the Chemical, Pharmaceutical, Industrial and Cryogenic markets. We expect Commercial Valves sales to increase in the low- to mid-single digit range driven primarily by higher demand in the UK and Europe for water infrastructure, and we expect Pumps and Systems sales to increase in the mid-single digit range compared to 2024, driven by demand across the business' end markets. We expect an improvement in segment operating profit and operating margin compared to 2024, driven primarily by strong productivity and higher pricing net of inflation.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Certain accounting policies require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting estimates described below are those that most frequently require us to make estimates and judgments and, therefore, are critical to understanding our results of operations. We have discussed the development and selection of these accounting estimates and the related disclosures with the Audit Committee of our Board of Directors. Our significant accounting policies are more fully described in Item 8 under Note 1, "Nature of Operations and Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Revenue Recognition. We primarily generate revenue through the manufacture and sale of engineered industrial products. Each product within a contract generally represents a separate performance obligation, as we do not provide a significant service of integrating or installing the products, the products do not customize each other, and the products can function independently of each other. Control of products generally transfers to the customer at a point in time, as the customer does not control the products as they are manufactured. We exercise judgment and consider the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession, and customer acceptance when determining when control transfers to the customer. As a result, revenue from the sale of products is generally recognized at a point in time - either upon shipment or delivery - based on the specific shipping terms in the contract.

When products are customized or products are sold directly to the U.S. government or indirectly to the U.S. government through subcontracts, revenue is recognized over time because control is transferred continuously to customers, as the contract progresses. We exercise judgment to determine whether the products have an alternative use to us. When an alternative use does not exist for these products and we are entitled to payment for performance completed to date which includes a reasonable profit margin, revenue is recognized over time. When a contract with the U.S. government or subcontract for the U.S. government contains clauses indicating that the U.S. government owns any work-in-progress as the contracted product is being built, revenue is recognized over time. The measure of progress applied by us is the cost-to-cost method as this provides the most faithful depiction of the pattern of transfer of control. Under this method, we measure progress by comparing costs incurred to date to the total estimated costs to provide the performance obligation. This method effectively reflects our progress toward completion, as this methodology includes any work-in-process amounts as part of the measure of progress. Costs incurred represent work performed, which corresponds with, and thereby depicts, the transfer of control to the customer. Total revenue recognized and cost estimates are updated monthly. In 2024, the Company recognized approximately $108.0 million in revenue over time related to contracts in progress as of December 31, 2024.

These estimates are subject to uncertainties and require judgment. Estimates of contract costs include labor hours and rates, and material costs. These estimates consider historical performance, the complexity of the work to be performed, the estimated time to complete the project, and other economic factors such as inflation and market rates. We update our estimates on a periodic basis and any revisions to such estimates are recorded in earnings in the period in which they are determined. Provisions for estimated losses, if any, on uncompleted long-term contracts, are made in the period in which such losses are determined. We do not believe that any discrete event or adjustment to an individual contract within the aggregate changes in contract estimates for 2024, 2023 or 2022 was material to the Consolidated Statement of Operations for such annual periods.

Income Taxes. We account for income taxes in accordance with ASC Topic 740 "Income Taxes" ("ASC 740"), which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These balances are measured using the enacted tax rates expected to apply in the year(s) in which these temporary differences are expected to reverse. The effect of a change in tax rates on deferred income taxes is recognized in income in the period when the change is enacted.

Based on consideration of all available evidence regarding their utilization, we record net deferred tax assets to the extent that it is more likely than not that they will be realized. Where, based on the weight of all available evidence, it is more likely than not that some amount of a deferred tax asset will not be realized, we establish a valuation allowance for the amount that, in our judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. The evidence we consider in reaching such conclusions includes, but is not limited to; (1) future reversals of existing taxable temporary differences, (2) future taxable income exclusive of reversing taxable temporary differences, (3) taxable income in prior carryback year(s) if carryback is permitted under the tax law, (4) cumulative losses in recent years, (5) a history of tax losses or credit carryforwards expiring unused, (6) a carryback or carryforward period that is so brief it limits realization of tax benefits, and (7) a strong earnings history exclusive of the loss that created the carryforward and support showing that the loss is an aberration rather than a continuing condition.

We account for unrecognized tax benefits in accordance with ASC 740, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation, based solely on the technical merits of the position. The tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line of the Consolidated Statement of Operations, while accrued interest and penalties are included within the related tax liability line of the Consolidated Balance Sheets.

Goodwill and Other Intangible Assets. As of December 31, 2024, we had $661.6 million of goodwill and $159.9 million of net intangible assets, of which $21.4 million were intangibles with indefinite useful lives, consisting of trade names. As of December 31, 2023, we had $576.4 million of goodwill and $87.1 million of net intangible assets, of which $22.1 million were intangibles with indefinite useful lives, consisting of trade names.

Our business acquisitions have typically resulted in the recognition of goodwill and other intangible assets. We follow the provisions under ASC Topic 350, "Intangibles – Goodwill and Other" ("ASC 350") as it relates to the accounting for goodwill in the Consolidated Financial Statements. These provisions require that we, on at least an annual basis, evaluate the fair value of the reporting units to which goodwill is assigned and attributed and compare that fair value to the carrying value of the reporting unit to determine if an impairment has occurred. We perform our annual impairment testing during the fourth quarter. Impairment testing takes place more often than annually if events or circumstances indicate a change in status that would indicate a potential impairment. We believe that there have been no events or circumstances which would more likely than not reduce the fair value of our reporting units below its carrying value. A reporting unit is an operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment (a "component"), in which case the component would be the reporting unit. As of December 31, 2024, we had four reporting units. At December 31, 2024, Goodwill of $171.3 million related to the Engineered Materials reporting unit was classified as held for sale. Please refer to Note 3, "Discontinued Operations" in the Notes to Consolidated Financial Statements for further discussion.

When performing our annual impairment assessment, we compare the fair value of each of our reporting units to our respective carrying value. Goodwill is potentially impaired when the net book value of the reporting unit exceeds its estimated fair value. Fair values are established primarily by discounting estimated future cash flows at an estimated cost of capital which varies for each reporting unit and which, as of our most recent annual impairment assessment, ranged between 9.0% and 9.5% (a weighted average of 9.2%), reflecting the respective inherent business risk of each of the reporting units tested. This methodology for valuing our reporting units (commonly referred to as the Income Method) has not changed since the adoption of the provisions under ASC 350. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent best estimates based on current and forecasted market conditions. Profit margin assumptions are projected by each reporting unit based on the current cost structure and anticipated net cost increases/reductions.

There are inherent uncertainties related to these assumptions, including changes in market conditions, and management judgment is necessary in applying them to the analysis of goodwill impairment. In addition to the foregoing, for each reporting unit, market multiples are used to corroborate discounted cash flow results where fair value is estimated based on earnings multiples determined by available public information of comparable businesses. While we believe we have made reasonable estimates and assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If actual results are not consistent with management's estimates and assumptions, goodwill and other intangible assets may then be determined to be overstated and a charge would need to be taken against net earnings. Furthermore, to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical, reasonably possible 10% decrease to the fair values of each reporting unit. The effects of this hypothetical 10% decrease would still result in a fair value calculation exceeding our carrying value for each of our reporting units. No impairment charges have been required during 2024, 2023 or 2022.

Intangibles with indefinite useful lives are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of an indefinite lived intangible asset exceeds its fair value, the intangible asset is written down to its fair value. Fair value is calculated using relief from royalty method. We amortize the cost of definite-lived intangibles over their estimated useful lives.

We review all our definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the definite-lived intangible asset (or asset group), as well as specific appraisal in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other long-lived assets or asset groups and include estimated future revenues, gross profit margins, operating profit margins and capital expenditures which are based on the businesses' strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent our best estimates based on current and forecasted market conditions, and the profit margin assumptions are based on the current cost structure and anticipated net cost increases or reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management's judgment in applying them to the analysis. If the future undiscounted cash flows are less than the carrying value, then the definite-lived intangible asset is considered impaired and a charge would be taken against net earnings based on the amount by which the carrying amount exceeds the estimated fair value. Judgments that we make which impact these assessments relate to the expected useful lives of definite lived assets and its ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Since judgment is involved in determining the recoverable amount of definite-lived intangible assets, there is risk that the carrying value of our definite-lived intangible assets may require adjustment in future periods. Historical results to date have generally approximated expected cash flows for the identifiable cash flow generating level. We believe there have been no events or circumstances which would more likely than not reduce the fair value of our indefinite-lived or definite-lived intangible assets below their carrying value. As of the last annual assessment, fair values have been substantially in excess of carrying values.

Environmental. For environmental matters, we record a liability for estimated remediation costs when it is probable that we will be responsible for such costs and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability as of December 31, 2024 is substantially all for the former manufacturing site in Goodyear, Arizona (the "Goodyear Site"). Estimates of our environmental liabilities at the Goodyear Site are based on currently available facts, present laws and regulations and current technology available for remediation, and are recorded on an undiscounted basis. These estimates consider our prior experience in the Goodyear Site investigation and remediation, as well as available data from, and in consultation with, our environmental specialists. Estimates at the Goodyear Site are subject to significant uncertainties caused primarily by the dynamic nature of the Goodyear Site conditions, the range of remediation alternatives available, together with the corresponding estimates of cleanup methodology and costs, as well as ongoing, required regulatory approvals, primarily from the EPA. During the fourth quarter of 2019, we received conceptual agreement from the EPA on an alternative remediation strategy which is expected to further reduce the contaminant plume. Accordingly, we recorded a pre-tax charge of $18.9 million, net of reimbursements, to extend our forecast period through 2027 and reflect our revised workplan. The total estimated gross liability was $16.4 million and $20.7 million as of December 31, 2024 and 2023, respectively.

On July 31, 2006, we entered into a consent decree with the U.S. Department of Justice on behalf of the Department of Defense and the Department of Energy pursuant to which, among other things, the U.S. Government reimburses us for 21% of qualifying costs of investigation and remediation activities at the Goodyear Site. We have recorded a receivable of $3.0 million and $3.8 million for the expected reimbursements from the U.S. Government in respect of the aggregate liability as of December 31, 2024 and 2023, respectively.

Pension Plans. In the United States, we sponsor a defined benefit pension plan that covers approximately 13% of all U.S. employees. Effective January 1, 2013, pension eligible non-union employees no longer earn future benefits in the domestic defined benefit pension plan. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. Charges to expense are based upon costs computed by an independent actuary. Contributions are intended to provide for future benefits earned to date. Additionally, a number of our non-U.S. subsidiaries sponsor defined benefit pension plans cover approximately 10% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. Most of these plans are funded by company contributions to pension funds, which are held for the sole benefit of plan participants and beneficiaries.

The expected return on plan assets component of net periodic benefit cost is determined by applying the assumed expected return on plan assets to the fair value of plan assets. For one of the U.K. pension plans, a market-related value of assets is used in lieu of the fair value of plan assets for this purpose. The net actuarial loss (gain) is amortized to the extent that it exceeds 10% of the greater of the fair value of plan assets and the projected benefit obligation. The amortization period is the average life expectancy of plan participants for most plans. The amortization period for plans with a significant number of active participants accruing benefits is the average future working lifetime of plan participants. The prior service cost (credit) is amortized over the average future working lifetime of plan participants whose prior service benefits were changed.

The net periodic pension cost was $4.3 million and $11.2 million in 2024 and 2023, respectively, and net periodic pension benefit of $2.3 million in 2022. The net periodic pension cost decreased in 2024 compared to 2023, primarily driven by lower interest costs and curtailments for U.S. plans and higher expected return on assets for both U.S. and Non U.S. Plans. Employer cash contributions were $16.6 million, $18.1 million and $17.8 million in 2024, 2023 and 2022, respectively.

Holding all other factors constant, a decrease in the expected long-term rate of return on plan assets by 0.25 percentage points would have increased 2024 pension expense by $1.1 million for U.S. pension plans and $0.6 million for non-U.S. pension plans. Also, holding all other factors constant, a decrease in the discount rate used to determine net periodic pension cost by 0.25 percentage points would have increased 2024 pension expense by less than $0.1 million for U.S. pension plans and $0.1 million for non-U.S. pension plans.

Recent Accounting Pronouncements

Information regarding new accounting pronouncements is included in Item 8 under Note 1 to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our cash flows and earnings are subject to fluctuations from changes in interest rates and foreign currency exchange rates. We manage our exposures to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of interest-rate swap agreements and forward exchange contracts. We do not enter into derivatives or other financial instruments for trading or speculative purposes.
Total net debt outstanding was $247.0 million as of December 31, 2024. Interest on loans advanced under the Credit Agreement accrues, at our option, at a rate per annum equal to;

(a) adjusted term SOFR plus a credit spread adjustment of 0.10% for the applicable interest period plus a margin ranging from 1.50% to 2.25% or

(b) a base rate plus a margin ranging from 0.50% to 1.25%, in each case, with such margin determined based on the lower of the ratings of our senior, unsecured long-term debt and our total net leverage ratio.

The following is an analysis of the potential changes in interest rates and currency exchange rates based upon sensitivity analysis that models effects of shifts in rates. These are not forecasts.

- As of December 31, 2024, a hypothetical 1% increase in prevailing interest rates would increase our variable rate interest expense by approximately $2.5 million.
- Based on a sensitivity analysis as of December 31, 2024, a 10% change in the foreign currency exchange rates for the year ended December 31, 2024 would have impacted our net earnings by approximately $10.6 million, due primarily to the British pound and euro. This calculation assumes that all currencies change in the same direction and proportion relative to the U.S. dollar and there are no indirect effects, such as changes in non-U.S. dollar sales volumes or prices.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Crane Company have been prepared by management in conformity with accounting principles generally accepted in the United States of America and, in the judgment of management, present fairly and consistently the Company's financial position and results of operations and cash flows. These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 2013. Based on our assessment we believe that, as of December 31, 2024, the Company's internal control over financial reporting is effective based on those criteria.

Deloitte & Touche LLP, the independent registered public accounting firm that also audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K, audited the internal control over financial reporting as of December 31, 2024, and issued their related attestation report which is included herein.

/s/ Max H. Mitchell

Max H. Mitchell
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Richard A. Maue

Richard A. Maue
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

The Section 302 certifications of the Company's Chief Executive Officer and its Principal Financial Officer have been filed as Exhibit 31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Crane Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Crane Company and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue – Over-Time Basis — Refer to Note 1 to the financial statements

Audit Matter Description

The Company recognizes revenue as they fulfill their performance obligations and transfer control of products to their customers. The Company has certain revenue contracts with the U.S. government or indirectly to the U.S. government through subcontracts. The clauses of those contracts stipulate that any amounts included in work-in-progress are the property of the U.S. government as they own any work-in progress as the contracted product is being built. The Company uses the cost-to-cost method of determining their progress, measuring progress by comparing costs incurred to date to the total estimated costs to provide the performance obligation. In 2024, the Company recognized approximately $108 million in revenue over time related to contracts in progress as of December 31, 2024.

We identified revenue recognized over time as a critical audit matter because of the judgments necessary for management to determine the margin to be used to estimate revenue for the overtime revenue. This required a high degree of auditor judgment when performing audit procedures to audit management's estimates of margin at completion used to recognize revenue over time and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures performed related to the recognition of revenue recognized over-time included the following, among others:

- We tested the effectiveness of controls related to the revenue recognized over-time, including management's controls over costs incurred to date and estimates of margin at completion, as well as the accurate classification of contracts in the system during the order entry process.

- We selected a sample of contracts with customers that were recognized over time, and we performed the following:

    - Evaluated whether the contracts were properly included in management's calculation of long-term contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

    - Evaluated the appropriateness and consistency of the methods of calculation and assumptions used by management to develop the margin at completion applied to determine the revenue recognized.

- We tested the mathematical accuracy of management's calculation of revenue recognized.

- We developed an independent estimate of the future costs and margin at completion, for certain of the over-time service contracts, based on similar contracts and compared our estimates to the estimates of management.

- We evaluated management's ability to estimate future costs and margins at completion accurately by comparing actual costs and margins at completion for similar contracts that were previously completed to management's historical estimates for such contracts.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
February 27, 2025

We have served as the Company's auditor since 1979.

CONSOLIDATED STATEMENTS OF OPERATIONS

				For the year ended December 31,			
(in millions, except per share data)		**2024**		**2023**		**2022**	
Net sales	$	2,131.2	$	1,862.1	$	1,776.7	
Operating costs and expenses:							
Cost of sales		1,263.4		1,111.1		1,115.5	
Selling, general and administrative		512.0		500.6		493.5	
Loss on divestiture of asbestos-related assets and liabilities		—		—		162.4	
Operating profit		355.8		250.4		5.3	
Other income (expense):							
Interest income		5.5		5.1		3.2	
Interest expense		(27.2)		(22.7)		(10.1)	
Gain on sale of business		—		—		232.5	
Miscellaneous income, net		4.4		0.3		5.6	
Total other (expense) income, net		(17.3)		(17.3)		231.2	
Income from continuing operations before income taxes		338.5		233.1		236.5	
Provision for income taxes		70.3		57.2		70.1	
Net income from continuing operations attributable to common shareholders		268.2		175.9		166.4	
Income from discontinued operations, net of tax (Note 3)		26.5		80.0		234.7	
Net income attributable to common shareholders	$	294.7	$	255.9	$	401.1	
Earnings per basic share:							
Earnings per basic share from continuing operations	$	4.69	$	3.10	$	2.95	
Earnings per basic share from discontinued operations		0.46		1.41		4.16	
Earnings per basic share	$	5.15	$	4.51	$	7.11	
Earnings per diluted share:							
Earnings per diluted share from continuing operations	$	4.60	$	3.06	$	2.91	
Earnings per diluted share from discontinued operations		0.45		1.39		4.10	
Earnings per diluted share	$	5.05	$	4.45	$	7.01	
Average shares outstanding:							
Basic		57.2		56.7		56.4	
Diluted		58.3		57.5		57.2	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	For the year ended December 31,		
	2024	**2023**	**2022**
Net income attributable to common shareholders	$ 294.7	$ 255.9	$ 401.1
Components of other comprehensive income (loss), net of tax			
Currency translation adjustment	(30.6)	20.7	(93.3)
Changes in pension and postretirement plan assets and benefit obligation, net of tax	26.5	10.0	30.0
Other comprehensive (loss) income, net of tax	(4.1)	30.7	(63.3)
Comprehensive income before allocation to noncontrolling interests	290.6	286.6	337.8
Less: Noncontrolling interests in comprehensive income	(0.2)	(0.1)	(0.2)
Comprehensive income attributable to common shareholders	$ 290.8	$ 286.7	$ 338.0

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

		Balance as of December 31,	
(in millions, except shares and per share data)		**2024**	**2023**
Assets			
Current assets:			
Cash and cash equivalents	$	306.7	$ 329.6
Accounts receivable, net		339.1	297.7
Inventories, net		380.4	343.9
Other current assets		159.1	100.3
Current assets held for sale		217.9	19.3
Total current assets		1,403.2	1,090.8
Property, plant and equipment, net		261.3	244.5
Long-term deferred tax assets		11.2	20.5
Intangible assets, net		159.9	87.1
Goodwill		661.6	576.4
Other assets		144.7	133.2
Long-term assets held for sale		—	198.9
Total assets	$	2,641.9	$ 2,351.4
Liabilities and equity			
Current liabilities:			
Accounts payable		188.2	156.9
Accrued liabilities		303.2	260.5
U.S. and foreign taxes on income		7.9	14.3
Current liabilities held for sale		44.1	35.4
Total current liabilities		543.4	467.1
Long-term debt		247.0	248.5
Accrued pension, postretirement benefits and post-employment benefits		69.6	115.0
Long-term deferred tax liability		34.8	36.1
Other liabilities		106.1	105.2
Long-term liabilities held for sale		—	19.2
Commitments and contingencies (Note 13)			
Equity:			
Common shares, par value $1.00; 66,475,307 shares authorized; 57,290,198 and 56,919,443 shares issued and outstanding in 2024 and 2023, respectively		57.3	56.9
Capital surplus		425.5	398.2
Retained earnings		1,217.8	960.7
Accumulated other comprehensive loss		(61.9)	(58.0)
Total shareholders' equity		1,638.7	1,357.8
Noncontrolling interest		2.3	2.5
Total equity		1,641.0	1,360.3
Total liabilities and equity	$	2,641.9	$ 2,351.4

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)		For the year ended December 31,					
		2024		**2023**		**2022**
Operating activities:						
Net income attributable to common shareholders	$	294.7	$	255.9	$	401.1
Less: Income from discontinued operations, net of tax	$	26.5	$	80.0	$	234.7
Net income from continuing operations attributable to common shareholders	$	268.2	$	175.9	$	166.4
Non-cash loss on divestiture of asbestos-related assets and liabilities		—		—		148.9
Gain on sale of business		—		—		(232.5)
Depreciation and amortization		51.0		35.4		33.7
Stock-based compensation expense		25.6		25.8		20.9
Defined benefit plans and postretirement cost (credit)		3.2		8.9		(0.6)
Deferred income taxes (benefit)		(11.6)		(18.7)		(18.1)
Cash used for operating working capital		(51.8)		(51.3)		(28.0)
Defined benefit plans and postretirement contributions		(17.0)		(18.3)		(19.0)
Environmental payments, net of reimbursements		(4.2)		(3.9)		(5.8)
Asbestos related payments, net of insurance recoveries		—		—		(29.3)
Divestiture of asbestos-related assets and liabilities		—		—		(550.0)
Other		(5.6)		8.3		14.6
Total provided by (used for) operating activities from continuing operations	$	257.8	$	162.1	$	(498.8)
Investing activities:						
Payments for acquisitions - net of cash acquired and working capital adjustments	$	(200.5)	$	(90.5)	$	—
Capital expenditures		(36.6)		(39.0)		(33.3)
Proceeds from sale of business		—		—		318.1
Proceeds from insurance recoveries for damaged property, plant and equipment		1.0		—		—
Other investing activities		6.1		0.7		3.6
Total (used for) provided by investing activities from continuing operations	$	(230.0)	$	(128.8)	$	288.4
Financing activities:						
Dividends paid	$	(46.9)	$	(57.3)	$	(105.9)
Reacquisition of shares on open market		—		—		(203.7)
Net (payments) proceeds related to employee stock plans		(0.9)		21.8		16.2
Debt issuance costs		—		(9.0)		—
Proceeds from debt		190.0		300.0		—
Proceeds from term facility of discontinued operations		—		350.0		399.4
Repayments of debt		(191.9)		(450.6)		—
Distribution of Crane NXT, Co.		—		(578.1)		—
Total (used for) provided by financing activities from continuing and discontinued operations	$	(49.7)	$	(423.2)	$	106.0
Discontinued Operations:						
Total provided by operating activities		15.0		66.1		347.2
Total used for investing activities		(3.2)		(7.8)		(24.4)
Increase in cash and cash equivalents from discontinued operations	$	11.8	$	58.3	$	322.8

See Notes to Consolidated Financial Statements

(in millions)		**2024**		**2023**		**2022**
				For the year ended December 31,		
Effect of exchange rates on cash and cash equivalents	$	(11.3)	$	3.6	$	(39.4)
(Decrease) increase in cash and cash equivalents		(21.4)		(328.0)		179.0
Cash and cash equivalents at beginning of period [(a)]		329.6		657.6		478.6
Cash and cash equivalents at end of period	$	308.2	$	329.6	$	657.6
Less: Cash and cash equivalents of discontinued operations		1.5		—		230.6
Cash and cash equivalents of continuing operations at end of period	$	306.7	$	329.6	$	427.0

[(a)] Includes cash and cash equivalents of discontinued operations.

Detail of cash used for operating working capital from continuing operations:						
Accounts receivable	$	(32.1)	$	(23.7)	$	(48.2)
Inventories		(21.2)		(42.1)		(40.9)
Other current assets		(54.3)		39.2		(8.9)
Accounts payable		23.8		(1.9)		46.5
Accrued liabilities		39.0		5.5		(7.2)
U.S. and foreign taxes on income		(7.0)		(28.3)		30.7
Total	$	(51.8)	$	(51.3)	$	(28.0)

Supplemental disclosure of cash flow information:						
Interest paid	$	24.4	$	20.3	$	6.5
Income taxes paid	$	88.9	$	110.5	$	61.0

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in millions, except share data)	Common Shares Issued at Par Value	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity	Noncontrolling Interest	Total Equity
BALANCE DECEMBER 31, 2021	72.4	$ 363.9	$ 2,527.3	$ (440.2)	$ (691.1)	$ 1,832.3	$ 2.8	$ 1,835.1
Net income	—	—	401.1	—	—	401.1	—	401.1
Cash dividends ($1.88 per share)	—	—	(105.6)	—	—	(105.6)	—	(105.6)
Reacquisition on open market of 1,959,069 shares	—	—	—	—	(203.7)	(203.7)	—	(203.7)
Exercise of stock options, net of shares reacquired of 324,465	—	—	—	—	21.9	21.9	—	21.9
Stock-based compensation	—	24.2	—	—	—	24.2	—	24.2
Impact from settlement of share-based awards, net of shares acquired	—	(14.3)	—	—	8.6	(5.7)	—	(5.7)
Changes in pension and postretirement plan assets and benefit obligation, net of tax	—	—	—	30.0	—	30.0	—	30.0
Currency translation adjustment	—	—	—	(93.1)	—	(93.1)	(0.2)	(93.3)
BALANCE DECEMBER 31, 2022	72.4	$ 373.8	$ 2,822.8	$ (503.3)	$ (864.3)	$ 1,901.4	$ 2.6	$ 1,904.0
Net income	—	—	255.9	—	—	255.9	—	255.9
Cash dividends ($1.01 per share)	—	—	(57.3)	—	—	(57.3)	—	(57.3)
Exercise of stock options	0.2	8.8	—	—	19.8	28.8	—	28.8
Stock-based compensation	—	19.0	—	—	—	19.0	—	19.0
Impact from settlement of share-based awards, net of shares acquired	—	(3.4)	—	—	(3.6)	(7.0)	—	(7.0)
Changes in pension and postretirement plan assets and benefit obligation, net of tax	—	—	—	10.0	—	10.0	—	10.0
Currency translation adjustment	—	—	—	20.8	—	20.8	(0.1)	20.7
Capital effect of spin-off	(15.7)	—	(832.4)	—	848.1	—	—	—
Distribution of Crane NXT, Co. (Note 1)	—	—	(1,228.3)	414.5	—	(813.8)	—	(813.8)
BALANCE DECEMBER 31, 2023	56.9	$ 398.2	$ 960.7	$ (58.0)	$ —	$ 1,357.8	$ 2.5	$ 1,360.3
Net income	—	—	294.7	—	—	294.7	—	294.7
Cash dividends ($0.820 per share)	—	—	(46.9)	—	—	(46.9)	—	(46.9)
Exercise of stock options	0.2	10.3	—	—	—	10.5	—	10.5
Stock-based compensation	—	22.5	—	—	—	22.5	—	22.5
Impact from settlement of share-based awards, net of shares acquired	0.2	(11.6)	—	—	—	(11.4)	—	(11.4)
Impact from settlement of liability PRSUs (Note 8)	—	6.1	—	—	—	6.1	—	6.1
Changes in pension and postretirement plan assets and benefit obligation, net of tax	—	—	—	26.5	—	26.5	—	26.5
Currency translation adjustment	—	—	—	(30.4)	—	(30.4)	(0.2)	(30.6)
Distribution of Crane NXT, Co. (Note 1)	—	—	9.3	—	—	9.3	—	9.3
BALANCE DECEMBER 31, 2024	57.3	$ 425.5	$ 1,217.8	$ (61.9)	$ —	$ 1,638.7	$ 2.3	$ 1,641.0

See Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Significant Accounting Policies

Nature of Operations

Crane Company has delivered innovation and technology-led solutions for customers since its founding in 1855. Today, Crane is a leading manufacturer of highly engineered components for challenging, mission-critical applications focused on the aerospace, defense, space and process industry end markets. The Company has two reporting segments: Aerospace & Electronics and Process Flow Technologies. See Note 4, "Segment Information" for the relative size of these segments in relation to the total company (both net sales and total assets).

Divestiture Engineered Materials

On November 26, 2024, we entered into an agreement to sell the Engineered Materials segment to KPS Capital Partners, L.P ("KPS"). We determined that the Engineered Materials segment met the criteria of being reported as a discontinued operation as of December 31, 2024. As a result, the related assets, liabilities and operating results of Engineered Materials are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Throughout these notes, unless otherwise indicated, amounts and activity are presented on a continuing operations basis. See Item 8 under Note 3, "Discontinued Operations," in the Notes to Consolidated Financial Statements for additional details.

On May 16, 2021, the Company entered into an agreement to sell the Engineered Materials segment to Grupo Verzatec S.A. de C.V. ("Verzatec"). On May 26, 2022, Verzatec terminated the sale agreement and paid $7.5 million to the Company in termination fees, which is presented within Miscellaneous income, net on the Consolidated Statements of Operations.

Separation

On March 30, 2022, the Company announced that its Board of Directors unanimously approved a plan to pursue a separation into two independent, publicly-traded companies (the "Separation").

On April 3, 2023, Crane Holdings, Co. completed the Separation into two independent, publicly-traded companies, Crane NXT, Co. and Crane Company, through a pro-rata distribution (the "Distribution") of all of the outstanding common stock of Crane Company to the stockholders of Crane Holdings, Co., which on April 3, 2023 was renamed "Crane NXT, Co." The Distribution was effective at 5:00 p.m., Eastern Time, on April 3, 2023. As a result of the Distribution, Crane Company became an independent public company. Our common stock is listed under the symbol "CR" on the New York Stock Exchange. Due to Crane Company's larger operations, greater tangible assets, greater fair value and greater net sales, in each case, relative to Crane NXT, Co., among other factors, Crane Company was treated as the "accounting spinnor" and therefore was the "accounting successor" to Crane Holdings, Co. for accounting purposes, notwithstanding the legal form of the Separation. Therefore, following the Separation, the historical Consolidated Financial Statements of Crane Company reflect the historical Consolidated Financial Statements of Crane Holdings, Co. with the Payment & Merchandising Technologies segment and other distributed assets and liabilities classified as discontinued operations.

In connection with the Separation on April 3, 2023, Crane Holdings, Co., which was renamed "Crane NXT, Co.," and Crane Company entered into various agreements to effect the Separation and provide a framework for their relationship after the Separation, including a separation and distribution agreement, a transition services agreement, an employee matters agreement, a tax matters agreement and an intellectual property matters agreement. These agreements provide for the allocation between Crane NXT, Co. and Crane Company of assets, employees, liabilities and obligations (including property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at, and after the consummation of the Separation and govern certain relationships between Crane NXT, Co. and Crane Company after the Separation. The tax matter agreement includes to a limited extent, indemnifying Crant NXT, Co. for uncertain tax benefits which are attributable to the Company's business. Such total liability amounts are included in other liabilities on our Consolidated Balance Sheets and were $3.1 million and $7.0 million as of December 31, 2024 and 2023, respectively.

The Company recorded $5.0 million and $3.4 million of income within Miscellaneous income, net related to such agreements including a reduction of the indemnification liability resulting from the expiration of statute of limitations on certain tax positions, for the years ended December 31, 2024 and 2023, respectively. The Company had a receivable of $2.0 million as of December 31, 2024 and $2.2 million as of December 31, 2023, related to the transition services agreement and tax matters agreement. Additionally, as part of the Separation, to a limited extent, the Company has agreed to indemnify Crane NXT, Co. for uncertain tax benefits, which are attributable to the Company's business.

On April 3, 2023, prior to the consummation of the Separation, the Board of Directors of Crane Company declared and paid a one-time cash dividend in the amount of $275 million to Crane Holdings, Co., its sole stockholder at that time, as part of establishing the capital structure at Crane NXT, Co.

In connection with the Separation, we distributed net assets of $804.5 million through equity, including the cash dividend of $275 million and $303 million in cash balances. The net assets distributed includes an adjustment of $9.3 million recorded in the year ended December 31, 2024, to correct the amount previously recognized at the time of the Distribution.

As a result of the Separation, the Payment & Merchandising segment qualified as a discontinued operation and accordingly, the assets, liabilities and results of operations of this segment are reported as discontinued operations. See Note 3 for additional information.

Divestiture of asbestos-related assets and liabilities

On August 12, 2022, Crane Holdings, Co., Crane Company, a wholly-owned subsidiary of Crane Holdings, Co., and Redco Corporation ("Redco"), then a wholly-owned subsidiary of Crane Company that held liabilities including asbestos liabilities and related insurance assets, entered into a Stock Purchase Agreement (the "Redco Purchase Agreement") with Spruce Lake Liability Management Holdco LLC ("Redco Buyer"), an unrelated third party and long-term liability management company specializing in the acquisition and management of legacy corporate liabilities whereby Crane Company transferred to Redco Buyer all of the issued and outstanding shares of Redco (the "Redco Sale"). In connection with the Redco Sale, Crane Holdings, Co., on behalf of Crane Company, contributed approximately $550 million in cash to Redco, which was funded by a combination of short-term borrowings and cash on hand. As a result of the Redco Sale, all asbestos obligations and liabilities, related insurance assets and associated deferred tax assets were removed from Crane Holdings, Co.'s consolidated balance sheets effective August 12, 2022. A loss on the divestiture of asbestos-related assets and liabilities of $162.4 million was recognized in the Consolidated Statements of Operations for the year ended December 31, 2022.

Sale of Crane Supply

On April 8, 2022, the Company entered into an agreement to sell the Crane Supply business for CAD 380 million on a cash-free and debt-free basis. The sale closed on May 31, 2022 for CAD 402 million and in August 2022, the Company received CAD 5 million related to a final working capital adjustment. The Company recognized a total gain on sale of $232.5 million.

Significant Accounting Policies

Accounting Principles. Our Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of Crane Company and our subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. As used in these notes, the terms "we," "us," "our," "Crane" and the "Company" mean Crane Company and our subsidiaries unless the context specifically states or implies otherwise.

Basis of presentation. Certain amounts in the prior years' Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Due to rounding, numbers presented throughout this report may not add up precisely to totals we provide, and percentages may not precisely reflect the absolute figures.

Use of Estimates. Our accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimated. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. Estimates are used when accounting for such items as asset valuations, allowance for doubtful accounts, depreciation and amortization, impairment assessments, reserve for excess and obsolete inventory, reserve for warranty provision, restructuring provisions, employee benefits, taxes, environmental liability, contingencies and any related insurance recoveries, as applicable.

Currency Translation. Assets and liabilities of subsidiaries that prepare financial statements in currencies other than the U.S. dollar are translated at the rate of exchange in effect on the balance sheet date; results of operations are translated at the monthly average rates of exchange prevailing during the year. The related translation adjustments are included in accumulated other comprehensive income (loss) in a separate component of equity.

Revenue Recognition. In accordance with Accounting Standards Codification ("ASC") Topic 606 "Revenue from Contracts with Customers," we recognize revenue when control of the promised goods or services in a contract transfers to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We account for a contract when both parties have approved and committed to the terms, each party's rights and payment obligations under the contract are identifiable, the contract has commercial substance, and it is probable that we will collect substantially all of the consideration. When shipping and handling activities are performed after the customer obtains control of product, we elect to account for shipping and handling as activities to fulfill the promise to transfer the product. In determining the transaction price of a contract, we exercise judgment to determine the total transaction price when it includes estimates of variable consideration, such as rebates and milestone payments. We generally estimate variable consideration using the expected value method and consider all available information (historical, current, and forecasted) in estimating these amounts. Variable consideration is only included in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. We elect to exclude from the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer.

We primarily generate revenue through the manufacture and sale of engineered industrial products. Each product within a contract generally represents a separate performance obligation, as we do not provide a significant service of integrating or installing the products, the products do not customize each other, and the products can function independently of each other. Control of products generally transfers to the customer at a point in time, as the customer does not control the products as they are manufactured. We exercise judgment and consider the timing of right to payment, transfer of risk and rewards, transfer of title, transfer of physical possession, and customer acceptance when determining when control transfers to the customer. As a result, revenue from the sale of products is generally recognized at a point in time - either upon shipment or delivery - based on the specific shipping terms in the contract. When products are customized or products are sold directly to the U.S. government or indirectly to the U.S. government through subcontracts, revenue is recognized over time because control is transferred continuously to customers, as the contract progresses. We exercise judgment to determine whether the products have an alternative use to us. When an alternative use does not exist for these products and we are entitled to payment for performance completed to date which includes a reasonable profit margin, revenue is recognized over time. When a contract with the U.S. government or subcontract for the U.S. government contains clauses indicating that the U.S. government owns any work-in-progress as the contracted product is being built, revenue is recognized over time. The measure of progress applied by us is the cost-to-cost method as this provides the most faithful depiction of the pattern of transfer of control. Under this method, we measure progress by comparing costs incurred to date to the total estimated costs to provide the performance obligation. This method effectively reflects our progress toward completion, as this methodology includes any work-in-process amounts as part of the measure of progress. Costs incurred represent work performed, which corresponds with, and thereby depicts, the transfer of control to the customer. Total revenue recognized and cost estimates are updated on a monthly basis. In 2024, the Company recognized approximately $108.0 million in revenue over time related to contracts in progress as of December 31, 2024.

When there are multiple performance obligations in a single contract, the total transaction price is allocated to each performance obligation based on their relative standalone selling prices. We maximize the use of observable data inputs and consider all information (including market conditions, segment-specific factors, and information about the customer or class of customer) that is reasonably available. The standalone selling price for our products and services is generally determined using an observable list price, which differs by class of customer.

Revenue recognized from performance obligations satisfied in previous periods (for example, due to changes in the transaction price or estimates), was not material in any period.

Payment for products is due within a limited time period after shipment or delivery, and we generally do not offer extended payment terms. Payment is typically due within 30-90 calendar days of the respective invoice dates. Customers generally do not make large upfront payments. Any advanced payments received do not provide us with a significant benefit of financing, as the payments are meant to secure materials used to fulfill the contract, as opposed to providing us with a significant financing benefit.

When an unconditional right to consideration exists, we record these amounts as receivables. When amounts are dependent on factors other than the passage of time in order for payment from a customer to become due, we record a contract asset. Contract assets represent unbilled amounts that typically arise from contracts for customized products or contracts for products sold directly to the U.S. government or indirectly to the U.S. government through subcontracts, where revenue recognized using the cost-to-cost method exceeds the amount billed to the customer. Contract assets are assessed for impairment and recorded at their net realizable value. Contract liabilities represent advance payments from customers. Revenue related to contract liabilities is recognized when control is transferred to the customer.

We pay sales commissions related to certain contracts, which qualify as incremental costs of obtaining a contract. However, the sales commissions generally relate to contracts for products or services satisfied at a point in time or over a period of time less than one year. As a result, we apply the practical expedient that allows an entity to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less.

See Note 5, "Revenue" for further details.

Cost of Goods Sold. Cost of goods sold includes the costs of inventory sold and the related purchase and distribution costs. In addition to material, labor and direct overhead and inventoried cost, cost of goods sold include allocations of other expenses that are part of the production process, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, amortization of production related intangible assets and depreciation expense. We also include costs directly associated with products sold, such as warranty provisions.

Selling, General and Administrative Expenses. Selling, general and administrative expenses are recognized as incurred. Such expenses include the costs of promoting and selling products and include such items as compensation, advertising, sales commissions and travel. Also included are costs related to compensation for other operating activities such as executive office administrative and engineering functions, as well as general operating expenses such as office supplies, non-income taxes, insurance and office equipment rentals.

Income Taxes. We account for income taxes in accordance with ASC Topic 740 "Income Taxes" ("ASC 740") which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These balances are measured using the enacted tax rates expected to apply in the year(s) in which these temporary differences are expected to reverse. The effect of a change in tax rates on deferred income taxes is recognized in income in the period when the change is enacted.

Based on consideration of all available evidence regarding their utilization, we record net deferred tax assets to the extent that it is more likely than not that they will be realized. Where, based on the weight of all available evidence, it is more likely than not that some amount of a deferred tax asset will not be realized, we establish a valuation allowance for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. The evidence we consider in reaching such conclusions includes, but is not limited to, (1) future reversals of existing taxable temporary differences, (2) future taxable income exclusive of reversing taxable temporary differences, (3) taxable income in prior carryback year(s) if carryback is permitted under the tax law, (4) cumulative losses in recent years, (5) a history of tax losses or credit carryforwards expiring unused, (6) a carryback or carryforward period that is so brief it limits realization of tax benefits, and (7) a strong earnings history exclusive of the loss that created the carryforward and support showing that the loss is an aberration rather than a continuing condition.

We account for unrecognized tax benefits in accordance with ASC 740, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation, based solely on the technical merits of the position. The tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line of our Consolidated Statement of Operations, while accrued interest and penalties are included within the related tax liability line of our Consolidated Balance Sheets.

Earnings Per Share. Our basic earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Potentially dilutive securities include outstanding stock options, restricted share units, deferred stock units and performance-based restricted share units. The dilutive effect of potentially dilutive securities is reflected in diluted earnings per common share by application of the treasury method. Diluted earnings per share gives effect to all potential dilutive common shares outstanding during the year.

(in millions, except per share data) For the year ended December 31,		2024		2023		2022
Net income from continuing operations attributable to common shareholders	$	268.2	$	175.9	$	166.4
Income from discontinued operations, net of tax (Note 3)		26.5		80.0		234.7
Net income attributable to common shareholders	$	294.7	$	255.9	$	401.1
Average basic shares outstanding		57.2		56.7		56.4
Effect of dilutive share-based awards		1.1		0.8		0.8
Average diluted shares outstanding		58.3		57.5		57.2
Earnings per basic share:						
Earnings per basic share from continuing operations	$	4.69	$	3.10	$	2.95
Earnings per basic share from discontinued operations		0.46		1.41		4.16
Earnings per basic share	$	5.15	$	4.51	$	7.11
Earnings per diluted share:						
Earnings per diluted share from continuing operations	$	4.60	$	3.06	$	2.91
Earnings per diluted share from discontinued operations		0.45		1.39		4.10
Earnings per diluted share	$	5.05	$	4.45	$	7.01

The computation of diluted earnings per share excludes the effect of the potential exercise of stock options when the average market price of the common stock is lower than the exercise price of the related stock options. During 2024, 2023 and 2022, the number of stock options excluded from the computation was 0.2 million, 0.4 million and 0.4 million, respectively.

Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible to cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.

Accounts Receivable, Net. Accounts receivable are carried at net realizable value. The allowance for doubtful accounts was $8.7 million and $8.4 million as of December 31, 2024 and 2023, respectively. The allowance for doubtful accounts activity was not material to our financial results for the years ended December 31, 2024 and 2023. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of our customer base and their dispersion across different businesses. We periodically evaluate the financial strength of our customers and believe that our credit risk exposure is limited.

Inventories, net. Inventories consist of the following:

(in millions) December 31,		2024		2023
Finished goods	$	64.2	$	64.4
Finished parts and subassemblies		50.7		49.9
Work in process		51.4		40.5
Raw materials		214.1		189.1
Total inventories, net	$	380.4	$	343.9

Inventories, net include the costs of material, labor and overhead and are stated at the lower of cost or net realizable value. Domestic inventories are stated at either the lower of cost or net realizable value using the last-in, first-out ("LIFO") method or the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Inventories held in foreign locations are primarily stated at the lower of cost or market using the FIFO method. The LIFO method is not being used at our foreign locations as such a method is not allowable for tax purposes. Changes in the levels of LIFO inventories have increased cost of sales by $4.0 million, $4.7 million and $4.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. The portion of inventories costed using the LIFO method was 52.6% and 49.3% of consolidated inventories as of December 31, 2024, and 2023, respectively. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $29.0 million and $25.0 million as of December 31, 2024 and 2023, respectively. The reserve for excess and obsolete inventory was $81.2 million and $76.4 million as of December 31, 2024, and 2023, respectively.

Valuation of Long-Lived Assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the long-lived asset (or asset group), as well as specific appraisal in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other long-lived assets or asset groups. If the future undiscounted cash flows are less than the carrying value, then the long-lived asset is considered impaired and a loss is recognized based on the amount by which the carrying amount exceeds the estimated fair value. Judgments which impact these assessments relate to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Since judgment is involved in determining the recoverable amount of long-lived assets, there is risk that the carrying value of our long-lived assets may require adjustment in future periods.

Property, Plant and Equipment, net. Property, plant and equipment, net consists of the following:

(in millions) December 31,	2024	2023
Land	$ 43.8	$ 43.7
Buildings and improvements	156.2	144.1
Machinery and equipment	482.9	473.9
Gross property, plant and equipment	682.9	661.7
Less: accumulated depreciation	421.6	417.2
Property, plant and equipment, net	$ 261.3	$ 244.5

Property, plant and equipment is stated at cost and depreciation is calculated by the straight-line method over the estimated useful lives of the respective assets, which range from 10 to 25 years for buildings and improvements and three to 10 years for machinery and equipment. Depreciation expense was $33.4 million, $29.3 million and $28.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Goodwill and Other Intangible Assets. Our business acquisitions have typically resulted in the recognition of goodwill and other intangible assets. We follow the provisions under ASC Topic 350, "Intangibles – Goodwill and Other" ("ASC 350") as it relates to the accounting for goodwill in the Consolidated Financial Statements. These provisions require that we, on at least an annual basis, evaluate the fair value of the reporting units to which goodwill is assigned and attributed and compare that fair value to the carrying value of the reporting unit to determine if an impairment has occurred. We perform our annual impairment testing during the fourth quarter. Impairment testing takes place more often than annually if events or circumstances indicate a change in status that would indicate a potential impairment. We believe that there have been no other events or circumstances which would more likely than not reduce the fair value of our reporting units below its carrying value. A reporting unit is an operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment (a "component"), in which case the component would be the reporting unit. As of December 31, 2024, we had four reporting units. At December 31, 2024, Goodwill related to the Engineered Materials segment was classified as held for sale. See Note 3, "Discontinued Operations" for additional details.

When performing our annual impairment assessment, we compare the fair value of each of our reporting units to our respective carrying value. Goodwill is considered to be potentially impaired when the net book value of the reporting unit exceeds its estimated fair value. Fair values are established primarily by discounting estimated future cash flows at an estimated cost of capital which varies for each reporting unit and which, as of our most recent annual impairment assessment, ranged between 9.0% and 9.5% (a weighted average of 9.2%), reflecting the respective inherent business risk of each of the reporting units tested. This methodology for valuing our reporting units (commonly referred to as the Income Method) has not changed since the adoption of the provisions under ASC 350. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent best estimates based on current and forecasted market conditions. Profit margin assumptions are projected by each reporting unit based on the current cost structure and anticipated net cost increases/reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management judgment is necessary in applying them to the analysis of goodwill impairment. In addition to the foregoing, for each reporting unit, market multiples are used to corroborate discounted cash flow results where fair value is estimated based on earnings multiples determined by available public information of comparable businesses. While we believe we have made reasonable estimates and assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If actual results are not consistent with management's estimates and assumptions, goodwill and other intangible assets may then be determined to be overstated and a charge would need to be taken against net earnings. No impairment charges have been required during the years ended December 31, 2024, 2023 or 2022.

Changes to goodwill are as follows:

(in millions)	Aerospace & Electronics [a]	Process Flow Technologies [b] [c]	Total
Balance as of December 31, 2022	$ 202.3	$ 317.3	$ 519.6
Acquisition	—	49.9	49.9
Currency translation	0.1	6.8	6.9
Balance as of December 31, 2023	$ 202.4	$ 374.0	$ 576.4
Acquisition	46.2	50.3	96.5
Currency translation	(0.1)	(11.2)	(11.3)
Balance as of December 31, 2024	$ 248.5	$ 413.1	$ 661.6

[a] For the year ended December 31, 2024, adjustments within the Aerospace & Electronics segment of $46.2 million relate to the acquisition of Vian. See Note 2 for further information.

[b] For the year ended December 31, 2024, adjustments within the Process Flow Technologies segment of $50.3 million relate to the acquisitions of Technifab and CryoWorks. See Note 2 for further information.

[c] For the year ended December 31, 2023, adjustments within the Process Flow Technologies segment of $49.9 million relate to the acquisition of BAUM. See Note 2 for further information.

Intangibles with indefinite useful lives are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of an indefinite lived intangible asset exceeds its fair value, the intangible asset is written down to its fair value. Fair value is calculated using relief from royalty method. We amortize the cost of definite-lived intangibles over their estimated useful lives.

In addition to annual testing for impairment of indefinite-lived intangible assets, we review all of our definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Examples of events or changes in circumstances could include, but are not limited to, a prolonged economic downturn, current period operating or cash flow losses combined with a history of losses or a forecast of continuing losses associated with the use of an asset or asset group, or a current expectation that an asset or asset group will be sold or disposed of before the end of its previously estimated useful life. Recoverability is based upon projections of anticipated future undiscounted cash flows associated with the use and eventual disposal of the definite-lived intangible asset (or asset group), as well as specific appraisal in certain instances. Reviews occur at the lowest level for which identifiable cash flows are largely independent of cash flows associated with other long-lived assets or asset groups and include estimated future revenues, gross profit margins, operating profit margins and capital expenditures which are based on the businesses' strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent our best estimates based on current and forecasted market conditions, and the profit margin assumptions are based on the current cost structure and anticipated net cost increases or reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management's judgment in applying them to the analysis. If the future undiscounted cash flows are less than the carrying value, then the definite-lived intangible asset is considered impaired and a charge would be taken against net earnings based on the amount by which the carrying amount exceeds the estimated fair value. Judgments that we make which impact these assessments relate to the expected useful lives of definite-lived assets and its ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets, and are affected primarily by changes in the expected use of the assets, changes in technology or development of alternative assets, changes in economic conditions, changes in operating performance and changes in expected future cash flows. Since judgment is involved in determining the recoverable amount of definite-lived intangible assets, there is risk that the carrying value of our definite-lived intangible assets may require adjustment in future periods. Historical results to date have generally approximated expected cash flows for the identifiable cash flow generating level.

As of December 31, 2024, we had $159.9 million of net intangible assets, of which $21.4 million were intangibles with indefinite useful lives, consisting of trade names. As of December 31, 2023, we had $87.1 million of net intangible assets, of which $22.1 million were intangibles with indefinite useful lives, consisting of trade names.

Changes to intangible assets are as follows:

(in millions) December 31,	2024	2023	2022
Balance at beginning of period, net of accumulated amortization	$ 87.1	$ 70.7	$ 77.3
Additions [a] [b]	92.4	21.1	—
Amortization expense	(17.6)	(6.1)	(5.5)
Currency translation and other	(2.0)	1.4	(1.1)
Balance at end of period, net of accumulated amortization	$ 159.9	$ 87.1	$ 70.7

[a] For the year ended December 31, 2024, additions of $92.4 million relate to the acquisitions of Vian, CryoWorks and Technifab. See Note 2 for further information.

[b] For the year ended December 31, 2023, additions of $21.1 million relate to the acquisition of BAUM. See Note 2 for further information.

A summary of intangible assets follows:

(in millions)	Weighted Average Amortization Period of Finite Lived Assets (in years)	December 31, 2024			December 31, 2023		
		Gross Asset	Accumulated Amortization	Net	Gross Asset	Accumulated Amortization	Net
Intellectual property rights	16.2	$ 79.8	$ 42.4	$ 37.4	$ 68.2	$ 40.9	$ 27.3
Customer relationships and backlog	20.6	191.0	70.2	120.8	113.1	55.0	58.1
Drawings	40.0	11.1	10.8	0.3	11.1	10.8	0.3
Other	25.8	37.9	36.5	1.4	38.1	36.7	1.4
Total	20.8	$ 319.8	$ 159.9	$ 159.9	$ 230.5	$ 143.4	$ 87.1

Future amortization expense associated with intangibles is expected to be:

Year	(in millions)
2025	$ 13.7
2026	$ 12.0
2027	$ 11.3
2028	$ 10.1
2029	$ 10.1
2030 and after	$ 81.3

Accumulated Other Comprehensive (Loss) Income

The tables below provide the accumulated balances for each classification of accumulated other comprehensive loss, as reflected on the Consolidated Balance Sheets.

(in millions)	Defined Benefit Pension and Other Postretirement Items	Currency Translation Adjustment	Total [a]
Balance as of December 31, 2021	(301.9)	(138.3)	$ (440.2)
Other comprehensive income (loss) before reclassifications	19.5	(93.1)	(73.6)
Amounts reclassified from accumulated other comprehensive loss	10.5	—	10.5
Net period other comprehensive income (loss)	30.0	(93.1)	(63.1)
Balance as of December 31, 2022	(271.9)	(231.4)	(503.3)
Other comprehensive (loss) income before reclassifications	(1.6)	20.8	19.2
Amounts reclassified from accumulated other comprehensive loss	11.6	—	11.6
Net period other comprehensive income	10.0	20.8	30.8
Distribution of Crane NXT, Co.	(8.9)	423.4	414.5
Balance as of December 31, 2023	(270.8)	212.8	(58.0)
Other comprehensive income (loss) before reclassifications	14.5	(30.4)	(15.9)
Amounts reclassified from accumulated other comprehensive loss	12.0	—	12.0
Net period other comprehensive income	26.5	(30.4)	(3.9)
Balance as of December 31, 2024	$ (244.3)	$ 182.4	$ (61.9)

[a] Net of tax benefit of $94.2 million, $103.0 million and $106.6 million for 2024, 2023, and 2022, respectively.

The table below illustrates the amounts reclassified out of each component of accumulated other comprehensive loss for the years ended December 31, 2024, 2023 and 2022. Amortization of pension and postretirement components have been recorded within "Miscellaneous income, net" on the Consolidated Statements of Operations.

(in millions)	Amount Reclassified from Accumulated Other Comprehensive Loss		
December 31,	2024	2023	2022
Amortization of pension items:			
Prior service costs[a]	$ 0.7	$ 0.7	$ (0.1)
Net loss[b]	15.1	15.5	15.2
Amortization of postretirement items:			
Prior service costs[c]	—	(0.3)	(1.1)
Net gain[d]	(0.4)	(0.3)	—
Total before tax	$ 15.4	$ 15.6	$ 14.0
Tax impact	3.4	4.0	3.5
Total reclassifications for the period	$ 12.0	$ 11.6	$ 10.5

[a] Includes credits from discontinued operations of $0.7 million in 2022.
[b] Includes net activity from discontinued operations of $0.6 million in 2022.
[c] Includes charges from discontinued operations of $0.3 million and $1.1 million in 2023 and 2022, respectively.
[d] Includes net activity from discontinued operations of $0.1 million in 2023.

Recent Accounting Pronouncements - Not Yet Adopted as of December 31, 2024

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, _Income Taxes (Topic 740): Improvements to Income Tax Disclosures_ ("ASU 2023-09"). The amendments require that public business entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income by the applicable statutory income tax rate). The amendments are effective for fiscal years beginning after December 15, 2024 and should be applied on a prospective basis. We are currently evaluating this guidance to determine the impact on our disclosures.

In November 2024, the FASB issued ASU 2024-03, _Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40):_ Disaggregation of Income _Statement Expenses_. The amendment requires new financial statement disclosures to provide disaggregated information for certain types of expenses, including purchases of inventory, employee compensation, depreciation, and amortization in commonly presented expense captions such as cost of revenue and selling, general and administrative expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, ASU 2024-03 should be applied on a prospective basis while retrospective application is permitted. We are currently evaluating this guidance to determine the impact on our disclosures.

Recent Accounting Pronouncements - Adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07, _Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures_ ("ASU 2023-07"). The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments were effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the standard for its annual reporting effective January 1, 2024.

The Company considered the applicability and impact of all other Accounting Standards Updates issued by the Financial Accounting Standards Board (FASB) and determined them to be either not applicable or are not expected to have a material impact on the Company's Consolidated Statement of Operations, Balance Sheets and Cash Flows.

Note 2 – Acquisitions

**Technifab Acquisition**

On November 1, 2024, the Company completed the acquisition of Technifab Products, Inc. ("Technifab") for $38.8 million on a cash-free and debt-free basis.

Technifab is a leading provider of vacuum insulated pipe systems and valves for cryogenic applications. Technifab has been integrated into the Process Flow Technologies segment. The amount allocated to goodwill reflects the expected cost synergies. Goodwill from this acquisition is not deductible for tax purposes.

Net assets acquired (_in millions_)		
Total current assets	$	6.1
Property, plant and equipment		5.9
Intangible assets		15.0
Goodwill		19.2
Total assets acquired	$	46.2
Total current liabilities	$	2.8
Other liabilities		4.6
Total assumed liabilities	$	7.4
Net assets acquired	$	38.8

The amounts allocated to acquired intangible assets, and their associated weighted-average useful lives which were determined based on the period in which the assets are expected to contribute directly or indirectly to our future cash flows, consist of the following:

Intangible Assets (*dollars in millions*)	Intangible Fair Value	Weighted Average Life (in years)
Trademarks/Trade names	$ 2.5	9.0
Customer relationships	11.0	12.0
Backlog	1.5	1.0
Total acquired intangible assets	$ 15.0	

CryoWorks Acquisition

On May 1, 2024, the Company completed the acquisition of CryoWorks, Inc. ("CryoWorks") for $60.7 million on a cash-free and debt-free basis. During the third quarter of 2024, the Company received $1.6 million from the seller related to a final working capital adjustment.

CryoWorks is a leading supplier of vacuum insulated pipe systems for cryogenic and hydrogen applications. CryoWorks has been integrated into the Process Flow Technologies segment. The amount allocated to goodwill reflects the expected cost synergies. Goodwill from this acquisition is not deductible for tax purposes.

Net assets acquired (*in millions*)	
Total current assets	$ 6.6
Property, plant and equipment	0.5
Other assets	1.9
Intangible assets	24.0
Goodwill	31.1
Total assets acquired	$ 64.1
Total current liabilities	$ 3.5
Other liabilities	1.5
Total assumed liabilities	$ 5.0
Net assets acquired	$ 59.1

The amounts allocated to acquired intangible assets, and their associated weighted-average useful lives which were determined based on the period in which the assets are expected to contribute directly or indirectly to our future cash flows, consist of the following:

Intangible Assets (*dollars in millions*)	Intangible Fair Value	Weighted Average Life (in years)
Trademarks/Trade names	$ 5.0	16.0
Customer relationships	17.5	12.0
Backlog	1.5	1.0
Total acquired intangible assets	$ 24.0	

Vian Acquisition

On January 2, 2024, the Company completed the acquisition of Vian Enterprises, Inc. ("Vian") for $102.5 million on a cash-free and debt-free basis, and potential additional payments of up to $7.5 million depending on the resolution of outstanding contingencies. During the third quarter of 2024, the Company received $3.0 million from the seller related to a final working capital adjustment.

Vian is a global designer and manufacturer of multi-stage lubrication pumps and lubrication system components technology for critical aerospace and defense applications with sole-sourced and proprietary content on commercial and military aircraft platforms. Vian has been integrated into the Aerospace & Electronics segment. The amount allocated to goodwill reflects the expected cost synergies. Goodwill from this acquisition is not deductible for tax purposes.

Net assets acquired (*in millions*)		
Total current assets	$	21.0
Property, plant and equipment		6.8
Other assets		7.4
Intangible assets		53.4
Goodwill		46.2
Total assets acquired	$	134.8
Total current liabilities	$	6.2
Other liabilities		29.1
Total assumed liabilities	$	35.3
Net assets acquired	$	99.5

The amounts allocated to acquired intangible assets, and their associated weighted-average useful lives which were determined based on the period in which the assets are expected to contribute directly or indirectly to our future cash flows, consist of the following:

Intangible Assets (*dollars in millions*)		Intangible Fair Value	Weighted Average Life (in years)
Trademarks/trade names	$	2.0	17.0
Customer relationships [a]		43.0	29.0
Manufacturing know-how		3.2	4.0
Backlog		5.2	1.0
Total acquired intangible assets	$	53.4	

[a] The useful life of the customer relationship intangible asset related to Vian of 29 years is primarily driven by large customer relationships tied to sole sourced, long-duration aircraft platforms.

BAUM Acquisition

On October 4, 2023, the Company completed the acquisition of Baum lined piping GmbH ("BAUM") for $93.5 million on a cash-free and debt-free basis. During the first quarter of 2024, the Company paid $3.1 million to the seller, related to the final working capital adjustment.

BAUM, is a German-based company that designs, manufactures, and distributes lined piping products primarily focused on chemical and industrial end markets. BAUM has been integrated into the Process Flow Technologies segment.

The allocation of consideration transferred to net assets acquired is as follows:

Net assets acquired *(in millions)*		
Total current assets	$	24.7
Property, plant and equipment		18.0
Other assets		9.5
Intangible assets		21.1
Goodwill		49.9
Total assets acquired	$	123.2
Total current liabilities	$	13.2
Other liabilities		16.5
Total assumed liabilities	$	29.7
Net assets acquired	$	93.5

The amounts allocated to acquired intangible assets, and their associated weighted-average useful lives which were determined based on the period in which the assets are expected to contribute directly or indirectly to our future cash flows, consist of the following:

Intangible Assets *(dollars in millions)*		Intangible Fair Value	Weighted Average Life
Trade names	$	2.1	16.0
Customer relationships		17.9	12.0
Backlog		1.1	1.0
Total acquired intangible assets	$	21.1	

Valuation of Intangible Assets

For all acquisitions, the fair values of the trade name and manufacturing know-how intangible assets were determined by using an income approach, specifically the relief-from-royalty approach, which is a commonly accepted valuation approach. This approach is based on the assumption that in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset. Therefore, a portion of earnings, equal to the after-tax royalty that would have been paid for the use of the asset, can be attributed to our ownership.

The fair values of the customer relationships and backlog intangible assets were determined by using an income approach which is a commonly accepted valuation approach. Under this approach, the net earnings attributable to the asset or liability being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the combined asset group over the remaining economic life of the intangible asset or liability being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. Our estimates of market participant net cash flows considered historical and projected pricing, operational performance including market participant synergies, aftermarket retention, product life cycles, material and labor pricing, and other relevant customer, contractual and market factors. Where appropriate, the net cash flows were adjusted to reflect the potential attrition of existing customers in the future, as existing customers are expected to decline over time. The attrition-adjusted future cash flows are then discounted to present value using an appropriate discount rate.

Intangible assets are being amortized on a straight-line basis which approximates the economic pattern of benefits.

Supplemental Pro Forma Data

The results of operations of Technifab, CryoWorks and Vian have been included in our financial statements for the period subsequent to the completion of the respective acquisition dates. Consolidated pro forma revenue and net income attributable to common shareholders related to these acquisitions have not been presented since their impact is not material to our financial results for the period.

Note 3 - Discontinued Operations

Engineered Materials

A business is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. When the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized and updated each reporting period as appropriate.

Executing on our strategy to focus our growth investments on our two remaining segments, on December 2, 2024, we entered into an agreement to sell our Engineered Materials. On January 1, 2025, we completed the transaction for approximately $208.0 million on a cash-free and debt-free basis. The sale was subject to customary closing conditions and regulatory approvals. In the fourth quarter of 2024, the assets and liabilities of the segment were classified as held for sale, and the segment's results are presented as discontinued operations. This change was applied on a retrospective basis.

The following represents financial results from Engineered Materials included in discontinued operations:

(in millions)	For the year ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 200.0	$ 224.3	$ 258.3
Cost of sales	152.7	170.5	206.2
Selling, general and administrative	20.6	20.4	19.5
Operating profit	$ 26.7	$ 33.4	$ 32.6
Miscellaneous (expense) income, net	(0.8)	0.5	2.3
Income from discontinued operations	$ 25.9	$ 33.9	$ 34.9
(Benefit from) provision for income taxes	(0.6)	6.0	29.7
Income from discontinued operations, net of tax	$ 26.5	$ 27.9	$ 5.2

The major categories of assets and liabilities included in assets of discontinued operations and liabilities of discontinued operations are as follows:

(in millions)	December 31, 2024	December 31, 2023
Assets:		
Cash and Cash Equivalents	$ 1.5	$ —
Accounts receivable, net	9.2	8.7
Inventories, net	8.1	9.2
Other current assets	1.4	1.4
Current assets held for sale [a]	20.2	19.3
Property, plant and equipment, net	25.3	26.0
Other assets	0.4	0.8
Intangible assets, net	0.7	0.8
Goodwill	171.3	171.3
Long-term assets held for sale [a]	197.7	198.9
Assets held for sale	$ 217.9	$ 218.2
Liabilities:		
Accounts payable	16.8	22.2
Accrued liabilities	7.9	13.2
Current liabilities held for sale [a]	24.7	35.4
Long-term deferred tax liability	19.2	18.8
Other liabilities	0.2	0.4
Long-term liabilities held for sale [a]	19.4	19.2
Liabilities held for sale	$ 44.1	$ 54.6

[a] We closed on this transaction within one year from the date of our entry into the agreement, and therefore have presented all assets and liabilities as current as of December 31, 2024.

Payment & Merchandising Technologies

As discussed in Note 1, Crane Company has reflected the historical consolidated financial statements of Crane Holdings, Co. with the Payment & Merchandising Technologies Segment and other distributed assets and liabilities classified as discontinued operations.

The following represents financial results from Payment & Merchandising Technologies included in discontinued operations:

(in millions)	2024		2023	2022
Net sales	$	— $	329.1 $	1,339.9
Cost of sales		—	174.4	713.7
Selling, general and administrative		—	80.0	294.6
Operating profit		—	74.7	331.6
Other expense, net		—	(11.2)	(40.0)
Income from discontinued operations		—	63.5	291.6
Income tax provision		—	11.4	62.1
Income from discontinued operations, net of tax	$	— $	52.1 $	229.5

For the year ended December 31,

Note 4 – Segment Information

In accordance with ASC Topic 280, "Segment Reporting," for purposes of segment performance measurement, we do not allocate to the business segments items that are of a non-operating nature, including charges which occur from time to time related to our legacy environmental liabilities, as such liabilities are not related to current business activities; or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Assets of the business segments exclude general corporate assets, which principally consist of cash and cash equivalents, deferred tax assets, certain property, plant and equipment, and certain other assets.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We account for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

The Company's segments maintain separate financial information. The Chief Operating Decision Maker ("CODM"), who is the Company's Chief Executive Officer, uses forecast-to-actual variances and year-over-year variances on a monthly basis when assessing segment performance and forecasts in deciding how to allocate resources among the segments. The CODM evaluates the performance of the Company's segments based on operating profit. We currently have two reporting segments: Aerospace & Electronics and Process Flow Technologies.

A brief description of each of our current segments is as follows:

Aerospace & Electronics

The Aerospace & Electronics segment supplies critical components and systems, including original equipment and aftermarket parts, primarily for the commercial aerospace, and the military aerospace, defense and space markets. Its brands have decades of proven experience, and in many cases invented the critical technologies in their respective markets. The business designs and delivers proven systems, reliable components, and flexible power solutions that excel in tough and mission-critical environments. Products and services are organized into six integrated solutions: Sensing Components & Systems, Electrical Power Solutions, Fluid Management Solutions, Landing & Control Systems, and Microwave Solutions.

Process Flow Technologies

The Process Flow Technologies segment is a provider of highly engineered fluid handling equipment for mission critical applications that require high reliability. The segment is comprised of Process Valves and Related Products, Commercial Valves, and Pumps and Systems. Process Valves and Related Products include on/off valves and related products for critical and demanding applications in the chemical, oil & gas, power, and general industrial end markets globally. Commercial Valves includes the manufacturing and distribution of valves and related products for the non-residential construction, general industrial, and to a lesser extent, municipal markets. Pumps and Systems include pumps and related products primarily for water and wastewater applications in the industrial, municipal, commercial and military markets.

Financial information by reportable segment is set forth below:

(in millions) December 31,		2024		2023		2022
Net Sales:						
Aerospace & Electronics	$	932.7	$	789.3	$	667.3
Process Flow Technologies		1,198.5		1,072.8		1,109.4
TOTAL NET SALES	$	2,131.2	$	1,862.1	$	1,776.7
Cost of Sales:						
Aerospace & Electronics	$	574.4	$	495.2	$	417.7
Process Flow Technologies		689.0		615.9		697.8
TOTAL COST OF SALES	$	1,263.4	$	1,111.1	$	1,115.5
Selling, general and administrative						
Aerospace & Electronics	$	149.3	$	135.1	$	129.3
Process Flow Technologies		269.2		248.4		243.4
Corporate		93.5		117.1		120.8
TOTAL SELLING, GENERAL AND ADMINISTRATIVE	$	512.0	$	500.6	$	493.5
Operating profit:						
Aerospace & Electronics	$	209.0	$	159.0	$	120.3
Process Flow Technologies		240.3		208.5		168.2
Corporate		(93.5)		(117.1)		(283.2)
TOTAL OPERATING PROFIT [a]	$	355.8	$	250.4	$	5.3
Capital expenditures:						
Aerospace & Electronics	$	10.6	$	9.7	$	9.3
Process Flow Technologies		26.0		29.1		23.9
Corporate		—		0.2		0.1
TOTAL CAPITAL EXPENDITURES	$	36.6	$	39.0	$	33.3
Depreciation and amortization:						
Aerospace & Electronics	$	22.3	$	13.9	$	14.1
Process Flow Technologies		28.6		21.4		19.5
Corporate		0.1		0.1		0.1
TOTAL DEPRECIATION AND AMORTIZATION	$	51.0	$	35.4	$	33.7

[a] For the year ended December 31, 2022, operating profit includes a loss on divestiture of asbestos-related assets and liabilities of $162.4 million.

Net sales by geographic region:

(in millions) December 31,	2024	2023	2022
Net sales [a]			
United States	$ 1,210.0	$ 1,052.4	$ 934.0
Canada	72.8	65.3	163.0
United Kingdom	137.7	120.3	105.4
Continental Europe	390.9	325.6	274.2
Other international	319.8	298.5	300.1
TOTAL NET SALES	$ 2,131.2	$ 1,862.1	$ 1,776.7

[a]   Net sales by geographic region are based on the destination of the sale.

Balance sheet items by reportable segment is set forth below:

(in millions) December 31,	2024	2023
Goodwill:		
Aerospace & Electronics	$ 248.5	$ 202.4
Process Flow Technologies	413.1	374.0
TOTAL GOODWILL	$ 661.6	$ 576.4
Assets:		
Aerospace & Electronics	$ 896.2	$ 744.6
Process Flow Technologies	1,265.0	1,164.5
Corporate	262.8	224.1
Assets held for sale	217.9	218.2
TOTAL ASSETS	$ 2,641.9	$ 2,351.4

Long-lived assets by geographic region:

(in millions) December 31,	2024	2023
Long-lived assets [a]		
United States	$ 180.2	$ 147.9
Europe	90.9	98.1
Other international	49.6	49.6
Corporate	9.7	12.1
TOTAL LONG-LIVED ASSETS	$ 330.4	$ 307.7

[a]   Long-lived assets, net by geographic region are based on the location of the business unit.

Note 5 - Revenue

Disaggregation of Revenues

The following table presents net sales disaggregated by product line for each segment:

(in millions) December 31,		2024		2023		2022
Aerospace & Electronics						
Commercial Original Equipment	$	349.4	$	291.4	$	250.5
Military Original Equipment		273.1		252.4		231.2
Commercial Aftermarket Products		218.5		180.2		129.3
Military Aftermarket Products		91.7		65.3		56.3
Total Aerospace & Electronics	$	932.7	$	789.3	$	667.3
Process Flow Technologies						
Process Valves and Related Products	$	913.3	$	811.3	$	749.8
Commercial Valves		137.9		116.4		232.2
Pumps and Systems		147.3		145.1		127.4
Total Process Flow Technologies	$	1,198.5	$	1,072.8	$	1,109.4
Total Net Sales	$	2,131.2	$	1,862.1	$	1,776.7

Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents the transaction price of firm orders which have not yet been fulfilled, which we also refer to as total backlog. As of December 31, 2024, backlog was $1,240.2 million. We expect to recognize approximately 81% of our remaining performance obligations as revenue in 2025, an additional 15% by 2026 and the balance thereafter.

Contract Assets and Contract Liabilities

Contract assets represent unbilled amounts that typically arise from contracts for customized products or contracts for products sold directly to the U.S. government or indirectly to the U.S. government through subcontracts, where revenue recognized using the cost-to-cost method exceeds the amount billed to the customer. Contract assets are assessed for impairment and recorded at their net realizable value. Contract liabilities represent advance payments from customers. Revenue related to contract liabilities is recognized when control is transferred to the customer. We report contract assets, which are included within "Other current assets" in our Consolidated Balance Sheets, and contract liabilities, which are included within "Accrued liabilities" on our Consolidated Balance Sheets, on a contract-by-contract net basis at the end of each reporting period. Net contract assets and contract liabilities consisted of the following:

(in millions) December 31,		2024		2023
Contract assets	$	65.7	$	63.5
Contract liabilities	$	36.3	$	41.0

During 2024 we recognized revenue of $34.3 million related to contract liabilities as of December 31, 2023.

Note 6 – Research and Development

Research and development costs are expensed when incurred and are included in "Selling, general and administrative" in our Consolidated Statements of Operations.

(in millions) December 31,	2024	2023	2022
Research and Development Costs	$ 46.1	$ 54.8	$ 48.3

Note 7 – Pension and Postretirement Benefits

Pension Plan

In the United States, we sponsor a defined benefit pension plan that covers approximately 13% of all U.S. employees. Effective January 1, 2013, pension eligible non-union employees no longer earn future benefits in the domestic defined benefit pension plan. The benefits are based on years of service and compensation on a final average pay basis, except for certain hourly employees where benefits are fixed per year of service. Charges to expense are based upon costs computed by an independent actuary. Contributions are intended to provide for future benefits earned to date. Additionally, a number of our non-U.S. subsidiaries sponsor defined benefit pension plans cover approximately 10% of all non-U.S. employees. The benefits are typically based upon years of service and compensation. Most of these plans are funded by company contributions to pension funds, which are held for the sole benefit of plan participants and beneficiaries.

In December 2022, we settled the pension plan for the salaried non-bargaining employees of Crane Canada Co. and recognized a loss of $7.0 million, net of tax. In August 2023, the Company received a distribution of $45.3 million after distributions to plan participants.

Postretirement Plans

Postretirement health care and life insurance benefits are provided for certain employees hired before January 1, 1990, who meet minimum age and service requirements.

A summary of the projected benefit obligations, fair value of plan assets and funded status is as follows:

	Pension Benefits		Postretirement Benefits	
(in millions) December 31,	2024	2023	2024	2023
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 759.3	$ 722.1	$ 3.0	$ 3.2
Service cost	3.6	3.3	—	—
Interest cost	34.5	35.9	0.1	0.2
Amendments	0.2	1.9	—	—
Actuarial (gain) loss	(51.5)	28.8	(0.2)	—
Settlements	(0.5)	(0.1)	—	—
Benefits paid	(45.3)	(45.2)	(0.4)	(0.5)
Foreign currency exchange and other	(6.3)	11.6	—	—
Curtailment and settlement loss from discontinued operations	0.3	1.9	—	—
Administrative expenses paid and other	(0.9)	(0.9)	—	0.1
Benefit obligation at end of year	$ 693.4	$ 759.3	$ 2.5	$ 3.0
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 692.4	$ 634.5	$ —	$ —
Actual return on plan assets	18.1	72.8	—	—
Employer contributions	16.6	18.1	0.4	0.5
Settlements	(0.5)	(0.1)	—	—
Benefits paid	(45.3)	(45.2)	(0.4)	(0.5)
Foreign currency exchange and other	(5.0)	12.8	—	—
Administrative expenses paid	(0.9)	(0.5)	—	—
Fair value of plan assets at end of year	$ 675.4	$ 692.4	$ —	$ —
Funded status	$ (18.0)	$ (66.9)	$ (2.5)	$ (3.0)

In the U.S., 2024 actuarial gain in the projected benefit obligation were primarily the result of an increase in the discount rate. Other sources of gains or losses such as plan experience, updated census data and minor adjustments to actuarial assumptions generated combined losses of less than 1% of expected year end obligations. In the Non-U.S. countries, 2024 actuarial gains in the projected benefit obligation were primarily the result of increases in discount rates and updated UK mortality. Other sources of gains or losses such as plan experience, updated census data, changes to forecast inflation, mortality table updates and minor adjustments to other actuarial assumptions generated combined losses of less than 1% of expected year end obligations.

In the U.S., 2023 actuarial losses in the projected benefit obligation were primarily the result of a decrease in the discount rate. Other sources of gains or losses such as plan experience, updated census data and minor adjustments to actuarial assumptions generated combined losses of less than 1% of expected year end obligations. In the Non-U.S. countries, 2023 actuarial losses in the projected benefit obligation were primarily the result of decrease in discount rates. Other sources of gains or losses such as plan experience, updated census data, changes to forecast inflation, mortality table updates and minor adjustments to other actuarial assumptions generated combined losses of approximately 1% of expected year end obligations.

Amounts recognized on our Consolidated Balance Sheets consist of:

	Pension Benefits		Postretirement Benefits	
(in millions) December 31,	2024	2023	2024	2023
Other assets	$ 49.7	$ 45.5	$ —	$ —
Current liabilities	(1.5)	(1.4)	(0.4)	(0.4)
Accrued pension and postretirement benefits	(66.2)	(111.0)	(2.1)	(2.6)
Funded status	$ (18.0)	$ (66.9)	$ (2.5)	$ (3.0)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Postretirement Benefits	
(in millions) December 31,	2024	2023	2024	2023
Net actuarial loss (gain)	$ 315.6	$ 352.2	$ (2.4)	$ (2.6)
Prior service cost (credit)	6.3	6.9	—	—
Total recognized in accumulated other comprehensive loss	$ 321.9	$ 359.1	$ (2.4)	$ (2.6)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. and Non-U.S. plans, are as follows:

	Pension Obligations/Assets					
	U.S.		Non-U.S.		Total	
(in millions) December 31,	2024	2023	2024	2023	2024	2023
Projected benefit obligation	$ 477.3	$ 512.9	$ 216.2	$ 246.4	$ 693.5	$ 759.3
Accumulated benefit obligation	477.3	512.9	213.5	242.6	690.8	755.5
Fair value of plan assets	443.5	437.6	231.9	254.8	675.4	692.4

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

(in millions) December 31,	2024	2023
Accumulated benefit obligation	$ 509.0	$ 549.3
Fair value of plan assets	$ 443.6	$ 440.3

Information for pension plans with a projected benefit obligation in excess of plan assets is as follows

(in millions) December 31,	2024	2023
Projected benefit obligation	$ 513.5	$ 552.7
Fair value of plan assets	$ 445.8	$ 440.3

Components of net periodic cost (benefit) are as follows:

(in millions) For the year ended December 31,	Pension Benefits			Postretirement Benefits		
	2024	2023	2022	2024	2023	2022
Net Periodic (Benefit) Cost:						
Service cost	$ 3.6	$ 3.3	$ 3.4	$ —	$ —	$ —
Interest cost	34.5	35.9	21.5	0.1	0.2	0.1
Expected return on plan assets	(49.9)	(46.1)	(53.5)	—	—	—
Amortization of prior service cost	0.7	0.7	0.6	—	—	—
Amortization of net loss (gain)	15.1	15.5	14.6	(0.4)	(0.2)	—
Recognized curtailment (gain) loss	—	—	(1.0)	—	—	—
Settlement loss	—	—	12.1	—	—	—
Curtailment and settlement loss from discontinued operations	0.3	1.9	—	—	—	—
Net periodic cost (benefit) [a]	$ 4.3	$ 11.2	$ (2.3)	$ (0.3)	$ —	$ 0.1

[a]   Includes $0.8 million and $2.3 million of pension net periodic loss and $1.6 million pension net periodic benefit related to discontinued operations for the years ended December 31, 2024, 2023, and 2022, respectively.

The weighted average assumptions used to determine benefit obligations are as follows:

For the year ended December 31,	Pension Benefits			Postretirement Benefits		
	2024	2023	2022	2024	2023	2022
U.S. Plans:						
Discount rate	5.63 %	5.07 %	5.43 %	5.50 %	5.00 %	5.40 %
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A
Interest credit rate	4.39 %	4.02 %	3.62 %	N/A	N/A	N/A
Non-U.S. Plans:						
Discount rate	5.07 %	4.29 %	4.61 %	N/A	N/A	N/A
Rate of compensation increase	3.28 %	3.69 %	3.72 %	N/A	N/A	N/A
Interest credit rate	N/A	N/A	N/A	N/A	N/A	N/A

The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
For the year ended December 31,	2024	2023	2022	2023	2023	2022
U.S. Plans:						
Discount rate	5.07 %	5.43 %	2.89 %	5.00 %	5.40 %	2.70 %
Expected rate of return on plan assets	8.25 %	8.25 %	6.50 %	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A
Interest credit rate	4.02 %	3.62 %	1.47 %	N/A	N/A	N/A
Non-U.S. Plans:						
Discount rate	4.29 %	4.61 %	1.73 %	N/A	N/A	N/A
Expected rate of return on plan assets	6.21 %	5.91 %	4.85 %	N/A	N/A	N/A
Rate of compensation increase	3.69 %	3.72 %	3.30 %	N/A	N/A	N/A
Interest credit rate	N/A	N/A	N/A	N/A	N/A	N/A

The long-term expected rate of return on plan assets assumptions were determined with input from independent investment consultants and plan actuaries, utilizing asset pricing models and considering historical returns. The discount rates used by us for valuing pension liabilities are based on a review of high-quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations.

In the U.S. plan, the 8.25% expected rate of return on assets assumption for 2024 reflected a long-term target comprised of an asset allocation range of 25%-75% equity securities, 15%-35% fixed income securities, 10%-35% alternative assets and 0%-10% cash and cash equivalents. As of December 31, 2024, the actual asset allocation for the U.S. plan was 48.7% equity securities, 38.9% fixed income securities, 9.3% alternative assets and 3.1% cash and cash equivalents. During 2024, the pension committee voted to reduce the funded status risk by increasing the allocation to liability matching fixed income investments.

For the non-U.S. plans, the 6.21% expected rate of return on assets assumption for 2024 reflected a weighted average of the long-term asset allocation targets for our various non-U.S. plans. As of December 31, 2024, the actual weighted average asset allocation for the non-U.S. plans was 7.2% equity securities, 67.7% fixed income securities, 22.2% alternative assets/other and 3.0% cash and cash equivalents.

The assumed health care cost trend rates are as follows:

December 31,	2024	2023
Health care cost trend rate assumed for next year	7.25 %	7.25 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50 %	4.50 %
Year that the rate reaches the ultimate trend rate	2035	2035

Assumed health care cost trend rates have a significant effect on the amounts reported for our health care plans.

Plan Assets

Our pension plan target allocations and weighted-average asset allocations by asset category are as follows:

	Target Allocation	Actual Allocation	
Asset Category December 31,		2024	2023
Equity securities	15%-55%	34 %	38 %
Fixed income securities	30%-75%	49 %	40 %
Alternative assets/Other	0%-30%	14 %	20 %
Cash and money market	0%-10%	3 %	2 %

Independent investment consultants are retained to assist in executing the plans' investment strategies. A number of factors are evaluated in determining if an investment strategy will be implemented in our pension trusts. These factors include, but are not limited to, investment style, investment risk, investment manager performance and costs. We periodically review investment managers and their performance in relation to our plans' investment objectives.

The primary investment objective of our various pension trusts is to maximize the value of plan assets, focusing on capital preservation, current income and long-term growth of capital and income. The plans' assets are typically invested in a broad range of equity securities, fixed income securities, alternative assets and cash instruments.

Equity securities include investments in large, mid, and small-capitalization companies located in both developed countries and emerging markets around the world. Fixed income securities include government bonds of various countries, corporate bonds that are primarily investment-grade, mortgage-backed securities and other liability hedging assets. Alternative assets include investments in real estate and hedge funds employing a wide variety of strategies.

The fair value of our pension plan assets as of December 31, 2024, by asset category, are as follows:

(in millions)	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3	Net Asset Value ("NAV") Practical Expedient [a]	Total Fair Value
Cash Equivalents and Money Markets	$ 20.5	$ —	$ —	$ —	$ 20.5
Common Stocks					
Actively Managed U.S. Equities	34.6	—	—	—	34.6
Commingled and Mutual Funds					
U.S. Equity Funds	116.9	—	—	—	116.9
Non-U.S. Equity Funds	64.5	—	—	16.7	81.2
U.S. Fixed Income, Government and Corporate	172.6	—	—	—	172.6
Registered Investment Company	22.9	—	—	—	22.9
Non-U.S. Fixed Income, Government and Corporate	—	—	—	156.9	156.9
Property Funds	18.4	—	—	—	18.4
Alternative Investments					
Insurance / Annuity Contract(s)	—	2.1	—	—	2.1
Hedge Funds and LDI	—	—	—	28.8	28.8
International Property Funds	—	—	—	20.5	20.5
Total Fair Value	$ 450.4	$ 2.1	$ —	$ 222.9	$ 675.4

[a]   Investments are measured at fair value using the net asset value per share practical expedient, and therefore, are not classified in the fair value hierarchy.

The fair value of our pension plan assets as of December 31, 2023, by asset category, are as follows:

(in millions)	Active Markets for Identical Assets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3	Net Asset Value ("NAV") Practical Expedient [a]	Total Fair Value
Cash Equivalents and Money Markets	$ 14.6	$ —	$ —	$ —	$ 14.6
Common Stocks					
Actively Managed U.S. Equities	35.0	—	—	—	35.0
Commingled and Mutual Funds					
U.S. Equity Funds	115.1	—	—	—	115.1
Non-U.S. Equity Funds	68.8	—	—	47.1	115.9
U.S. Fixed Income, Government and Corporate	165.2	—	—	—	165.2
Registered Investment Company	22.8	—	—	—	22.8
Non-U.S. Fixed Income, Government and Corporate	—	—	—	112.7	112.7
Property Funds	24.6	—	—	—	24.6
Alternative Investments					
Insurance / Annuity Contract(s)	—	2.0	—	—	2.0
Hedge Funds and LDI	—	—	—	59.2	59.2
International Property Funds	—	—	—	25.3	25.3
Total Fair Value	$ 446.1	$ 2.0	$ —	$ 244.3	$ 692.4

[a] Investments are measured at fair value using the net asset value per share practical expedient, and therefore, are not classified in the fair value hierarchy.

Cash Flows

We expect, based on current actuarial calculations, to contribute cash of approximately $16.8 million to our defined benefit pension plans during 2025. Cash contributions in subsequent years will depend on a number of factors including the investment performance of plan assets.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Estimated future payments (in millions)	Pension Benefits	Postretirement Benefits
2025	$ 51.4	$ 0.4
2026	51.5	0.4
2027	52.7	0.3
2028	53.9	0.3
2029	51.5	0.2
2030 to 2034	252.3	0.9
Total payments	$ 513.3	$ 2.5

Defined Contribution Plans

We sponsor savings and investment plans that are available to our eligible employees including employees of our subsidiaries. We made contributions to the plans of $9.1 million, $8.4 million and $8.2 million in 2024, 2023 and 2022, respectively.

In addition to participant deferral contributions and company matching contributions on those deferrals, we provide a 3% non-matching contribution to eligible participants. We made non-matching contributions to these plans of $10.8 million, $9.7 million and $9.3 million in 2024, 2023 and 2022, respectively.

Note 8 – Stock-Based Compensation Plans

At December 31, 2024, we had stock-based compensation awards outstanding under the Crane Company 2023 Stock Incentive Plan (the "2023 Plan"). The 2023 Plan was approved by the Board of Directors of the Company (the "Board") on February 27, 2023, and by Crane Holdings, Co. as the sole shareholder of the Company on February 27, 2023. The 2023 Plan authorized the issuance of up to 9,750,000 shares of stock pursuant to awards under the plan.

In accordance with the Employee Matters Agreement entered into between Crane Holdings, Co. and Crane Company, as further described in Note 1, "Basis of Presentation," previously outstanding equity compensation awards granted under the historical Crane Holdings, Co. 2018 Amended and Restated Stock Incentive Plans prior to the Separation and held by certain executives and employees of Crane Holdings, Co. were adjusted to reflect the impact of the Separation on these awards.

To preserve the aggregate intrinsic value of these equity compensation awards, as measured immediately before and immediately after the Separation, each Crane Holdings, Co. equity-based compensation award was adjusted using either the shareholder method or the replacement method.

Any stock-based compensation award held by an Executive Officer or Non-Employee Director was adjusted using the shareholder method, in which each Crane Holdings, Co. equity compensation award outstanding prior to the Separation was adjusted into a Crane NXT, Co. Equity Compensation Award under one of the continuing Crane Holdings, Co. Stock Incentive Plans and a Crane Company equity compensation award under the Crane Company 2023 Stock Incentive Plan. All other stock based compensation awards were adjusted using the replacement method in which each Crane Holdings, Co. equity compensation award outstanding prior to the Separation was adjusted into either a Crane NXT, Co. equity compensation award under one of the continuing Crane Holdings, Co. Stock Incentive Plans or a Crane Company Equity Compensation Award under the Crane Company 2023 Stock Incentive Plan, based on whether the award holder is employed by Crane NXT, Co. or Crane Company immediately after the Separation.

The stock incentive plans are used to provide long-term incentive compensation through stock options, restricted share units, performance-based restricted share units and deferred stock units.

Stock Options

Options are granted under the Stock Incentive Plan to officers and other key employees and directors at an exercise price equal to the closing price on the date of grant. Unless otherwise determined by the Compensation Committee which administers the plan, options become exercisable at a rate of 25% after the first year, 50% after the second year, 75% after the third year and 100% after the fourth year from the date of grant. All options granted to directors and options granted to officers and employees after 2014 expire 10 years after the date of grant.

We determine the fair value of each grant using the Black-Scholes option pricing model. The weighted-average assumptions for grants made during the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Dividend yield	0.66 %	1.57 %	2.05 %
Volatility	32.83 %	32.33 %	33.96 %
Risk-free interest rate	4.12 %	3.67 %	1.92 %
Expected lives in years	7.8	7.7	7.2

Expected dividend yield is based on our dividend rate. Expected stock volatility was determined based upon the historical volatility for the four-year period preceding the date of grant. The risk-free interest rate was based on the yield curve in effect at the time the options were granted, using U.S. constant maturities over the expected life of the option. The expected lives of the awards represent the period of time that options granted are expected to be outstanding.

Activity in our stock option plans for the year ended December 31, 2024, were as follows:

Option Activity	Number of Shares (in 000's)	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Options outstanding as of January 1, 2024	1,375	$ 55.97	
Granted	66	124.80	
Exercised	(223)	47.15	
Options outstanding as of December 31, 2024	1,218	$ 61.33	4.9
Options exercisable as of December 31, 2024	988	$ 55.26	4.3

Information regarding our stock option activity is as follows:

(in millions, except fair value per award) December 31,		2024		2023		2022
Weighted-average grant-date fair value per award	$	52.50	$	42.47	$	32.51
Total fair value of options vested	$	2.7	$	5.7	$	5.6
Total intrinsic value of options exercised	$	22.7	$	24.3	$	11.8
Aggregate intrinsic value of exercisable options	$	95.4	$	67.7	$	26.5
Total proceeds from option exercises	$	10.5	$	30.3	$	22.8
Tax benefit relating to option exercises	$	4.1	$	5.0	$	1.8

Included in our share-based compensation was expense recognized for our stock option awards of $4.0 million, $4.5 million and $5.1 million in 2024, 2023 and 2022, respectively. These amounts include expense related to discontinued operations of $0.1 million, $0.3 million and $0.6 million in 2024, 2023 and 2022, respectively.

As of December 31, 2024, there was $3.4 million of total future compensation cost related to unvested share-based awards to be recognized over a weighted-average period of 1.15 years.

Restricted Share Units and Performance-Based Restricted Share Units

Restricted share units vest at a rate of 25% after the first year, 50% after the second year, 75% after the third year and 100% after the fourth year from the date of grant and are subject to forfeiture restrictions which lapse over time. The vesting of performance-based restricted share units is determined in three years based on relative total shareholder return for Crane Company compared to the S&P Midcap 400 Capital Goods Group, with payout potential ranging from 0% to 200% but capped at 100% if our three-year total shareholder return is negative.

Included in our share-based compensation was expense recognized for our restricted share unit and performance-based restricted share unit awards of $18.5 million, $14.5 million and $19.1 million in 2024, 2023 and 2022, respectively. These amounts include expense related to discontinued operations of $0.3 million, $0.9 million and $2.5 million in 2024, 2023 and 2022, respectively.

The tax benefit for the vesting of the restricted share units was $6.5 million, $2.0 million and $1.2 million as of December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, there was $20.1 million of total future compensation cost related to restricted share unit and performance-based restricted share unit awards, to be recognized over a weighted-average period of 1.46 years.

Changes in our restricted share units for the year ended December 31, 2024, were as follows:

Restricted Share Unit Activity	Restricted Share Units (in 000's)		Weighted Average Grant-Date Fair Value
Restricted share units as of January 1, 2024	456	$	71.14
Restricted share units granted	106		126.52
Restricted share units vested	(147)		65.56
Restricted share units forfeited	(13)		90.11
Performance-based restricted share units granted	48		151.79
Performance-based restricted share units vested	(60)		72.38
Restricted share units as of December 31, 2024	390	$	97.47

Liability Performance-Based Restricted Share Units

As a result of Separation, certain executives hold performance-based restricted share units ("PRSUs") that have undergone an equity-to-liability modification and are denominated in Crane NXT, Co. stock. As the PRSUs vest based on the performance of Crane NXT, Co.'s stock, the PRSUs are classified as a liability. The fair value of the PRSU liability was estimated based on a Monte Carlo simulation, which models multiple stock price paths of Crane NXT, Co.'s stock and that of its peer group to evaluate and determine its ultimate expected relative TSR. The awards are fair valued throughout the vesting period via the Monte Carlo simulation.

During the years ended December 31, 2024 and 2023, the Company recognized $3.5 million and $7.9 million in share-based compensation expense related to the liability PRSUs, respectively. During 2024, 101,182 units vested and were settled by Crane NXT Co. The impact from settlement of this liability was reflected on the Consolidated Statement of Changes in Equity as a $6.1 million capital contribution. As of December 31, 2024 and 2023, the total liability related to these awards was $7.4 million and $10.0 million, respectively, and included in other liabilities on our Consolidated Balance Sheets.

Note 9 - Leases

Arrangements that explicitly or implicitly relate to property, plant and equipment are assessed at inception to determine if the arrangement is or contains a lease. Generally, we enter into operating leases as the lessee and recognize right-of-use assets and lease liabilities based on the present value of future lease payments over the lease term.

We lease certain vehicles, equipment, manufacturing facilities, and non-manufacturing facilities. We have leases with both lease components and non-lease components, such as common area maintenance, utilities, or other repairs and maintenance. For all asset classes, we applied the practical expedient to account for each separate lease component and its associated non-lease component(s) as a single lease component.

We identify variable lease payments, such as maintenance payments based on actual activities performed or costs incurred, at lease commencement by assessing the nature of the payment provisions, including whether the payments are subject to a minimum.

Certain leases include options to renew for an additional term or company-controlled options to terminate. We generally determine it is not reasonably certain to assume the exercise of renewal options because there is no economic incentive to renew. As termination options often include penalties, we generally determine it is reasonably certain that termination options will not be exercised because there is an economic incentive not to terminate. Therefore, these options generally do not impact the lease term or the determination or classification of the right-of-use asset and lease liability.

In the first quarter of 2023, we entered a five-year lease for a used airplane which includes a maximum residual value guarantee of $5.1 million in the event the aircraft is sold for less than the purchase price option of $10.6 million. We do not believe it is probable that any amount will be owed under this guarantee. Therefore, no amount related to the residual value guarantee is included in the lease payments used to measure the right-of-use asset and lease liability. We have not entered any other leases where a residual value guarantee is provided to the lessor.

We do not enter arrangements where restrictions or covenants are imposed by the lessor that, for example, relate to incurring additional financial obligations. Furthermore, we also have not entered into any significant sublease arrangements.

We use our collateralized incremental borrowing rate based on the information available at commencement date to determine the present value of future payments and the appropriate lease classification. The rate implicit in the lease is generally unknown, as we generally operate in the capacity of the lessee.

Our Consolidated Balance Sheet includes the following related to leases:

(in millions) December 31,	Classification		2024		2023
Assets					
Operating right-of-use assets	Other assets	$	69.1	$	63.2
Liabilities					
Current lease liabilities	Accrued liabilities	$	13.0	$	10.4
Long-term lease liabilities	Other liabilities		59.3		55.9
Total lease liabilities		$	72.3	$	66.3

The components of lease cost were as follows:

(in millions) December 31,		2024		2023		2022
Operating lease cost	$	17.2	$	16.0	$	17.3
Variable lease cost		7.1		5.1		4.5
Total lease cost	$	24.3	$	21.1	$	21.8

The weighted average remaining lease terms and discount rates for our operating leases were as follows:

December 31,	2024	2023
Weighted-average remaining lease term - operating leases (in years)	6.9	7.6
Weighted-average discount rate - operating leases	4.3 %	4.2 %

Supplemental cash flow information related to our operating leases were as follows:

(in millions) December 31,	2024	2023	2022
Cash paid for amounts included in measurement of operating lease liabilities - operating cash flows	$ 16.4	$ 14.0	$ 13.7
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 20.8	$ 16.7	$ 15.2

Future minimum operating lease payments are as follows:

(in millions)	December 31, 2024
2025	$ 16.4
2026	14.6
2027	13.5
2028	10.0
2029	6.9
Thereafter	23.5
Total future minimum operating lease payments	$ 84.9
Imputed interest	12.6
Present value of lease liabilities reported	$ 72.3

Note 10 – Income Taxes

Provision for Income Taxes

Our income before taxes is as follows:

(in millions) For year ended December 31,		2024		2023		2022
U.S. operations	$	207.0	$	127.1	$	(117.2)
Non-U.S. operations		131.5		106.0		353.7
Total	$	338.5	$	233.1	$	236.5

Our provision (benefit) for income taxes consists of:

(in millions) For the year ended December 31,		2024		2023		2022
Current:						
U.S. federal tax	$	39.7	$	36.0	$	13.7
U.S. state and local tax		4.0		3.8		(0.4)
Non-U.S. tax		38.2		36.1		74.9
Total current		81.9		75.9		88.2
Deferred:						
U.S. federal tax		(7.4)		(13.0)		3.3
U.S. state and local tax		(1.7)		(1.5)		(9.9)
Non-U.S. tax		(2.5)		(4.2)		(11.5)
Total deferred		(11.6)		(18.7)		(18.1)
Total provision for income taxes	$	70.3	$	57.2	$	70.1

A reconciliation of the statutory U.S. federal tax rate to our effective tax rate is as follows:

For the year ended December 31,	2024	2023	2022
Statutory U.S. federal tax rate	21.0 %	21.0 %	21.0 %
Increase (reduction) from:			
Income taxed at non-U.S. rates	2.4 %	4.1 %	(4.1)%
Non-U.S. income inclusion, net of tax credits	0.4 %	(1.7)%	0.2 %
State and local taxes, net of federal benefit	0.5 %	0.7 %	(3.2)%
U.S. research and development tax credit	(1.3)%	(0.8)%	(0.8)%
U.S. deduction for foreign - derived intangible income	(1.5)%	(1.9)%	(1.0)%
Asbestos Divestiture	— %	— %	16.4 %
Non-deductible expenses	2.5 %	4.4 %	3.3 %
Equity Compensation	(2.6)%	(2.1)%	(0.6)%
Other	(0.7)%	0.8 %	(1.5)%
Effective tax rate	20.8 %	24.5 %	29.6 %

As of December 31, 2024, we have made the following determinations with regard to our non-U.S. earnings:

(in millions)	Permanently reinvested		Not permanently reinvested	
Amount of earnings	$	220.4	$	838.0
Associated tax		NA *	$	10.2

*   Determination of U.S. income taxes and non-U.S. withholding taxes due upon repatriation of this $220.4 million of earnings is not practicable because the amount of such taxes depends upon circumstances existing in numerous taxing jurisdictions at the time the remittance occurs.

Tax Related to Comprehensive Income

During 2024, 2023 and 2022, tax provision of $9.2 million, $3.2 million and $9.1 million, respectively, related to changes in pension and post-retirement plan assets and benefit obligations, were recorded to accumulated other comprehensive loss.

Deferred Taxes and Valuation Allowances

The components of deferred tax assets and liabilities included in our Consolidated Balance Sheets are as follows:

(in millions) December 31,		2024		2023
Deferred tax assets:				
Tax loss and credit carryforwards	$	45.5	$	50.9
Inventories		30.0		22.7
Deferred tax asset related to the sale of a subsidiary		7.2		—
Capitalized research and development		28.1		22.0
Pension and post retirement benefits		—		11.2
Accrued bonuses and stock based compensation		6.3		6.3
Other		13.3		12.3
Total	$	130.4	$	125.4
Less: valuation allowance		46.2		51.8
Total deferred tax assets, net of valuation allowance	$	84.2	$	73.6
Deferred tax liabilities:				
Basis difference in fixed assets	$	(28.2)	$	(25.1)
Basis difference in intangible assets		(67.4)		(53.0)
Pension and post-retirement benefits		(2.0)		—
Deferred tax on non-U.S. unremitted earnings		(10.2)		(11.1)
Total deferred tax liabilities	$	(107.8)	$	(89.2)
Net deferred tax asset (liability)	$	(23.6)	$	(15.6)
Balance sheet classification:				
Long-term deferred tax assets		11.2		20.5
Long-term deferred tax liability		(34.8)		(36.1)
Net deferred tax asset (liability)	$	(23.6)	$	(15.6)

As of December 31, 2024, we had U.S. federal, U.S. state and non-U.S. tax loss and credit carryforwards that will expire, if unused, as follows:

(in millions) Year of expiration		U.S. Federal Tax Credits		U.S. Federal Tax Losses		U.S. State Tax Credits		U.S. State Tax Losses		Non- U.S. Tax Losses		Total
2025-2029	$	—	$	—	$	0.8	$	53.0	$	0.3		
After 2029		1.4		—		0.5		159.8		0.9		
Indefinite		—		—		21.4		60.2		57.6		
Total tax carryforwards	$	1.4	$	—	$	22.7	$	273.0	$	58.8	$	—
Deferred tax asset on tax carryforwards	$	1.4	$	—	$	17.9	$	10.7	$	15.5	$	45.5
Valuation allowance on tax carryforwards		(1.4)		—		(17.8)		(10.7)		(15.5)		(45.4)
Net deferred tax asset on tax carryforwards	$	—	$	—	$	0.1	$	—	$	—	$	0.1

As of December 31, 2024, and 2023, we determined that it was more likely than not that $45.5 million and $50.7 million, respectively, of our deferred tax assets related to tax loss and credit carryforwards will not be realized. As a result, we recorded a valuation allowance against these deferred tax assets. We also determined that it is more likely than not that a portion of the benefit related to U.S. state and non-U.S. deferred tax assets other than tax loss and credit carryforwards will not be realized. Accordingly, as of December 31, 2024, and 2023, a valuation allowance of $0.7 million and $1.1 million, respectively, was established against these U.S. state and non-U.S. deferred tax assets. Our total valuation allowance as of December 31, 2024, and 2023 was $46.2 million and $51.8 million, respectively.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of our gross unrecognized tax benefits, excluding interest and penalties, is as follows:

(in millions)	2024	2023	2022
Balance of liability as of January 1,	$ 7.9	$ 6.9	$ 7.0
Increase as a result of tax positions taken during a prior year	0.1	0.2	—
Decrease as a result of tax positions taken during a prior year	(0.4)	(0.1)	(0.4)
Increase as a result of tax positions taken during the current year	1.9	1.7	0.9
Decrease as a result of settlements with taxing authorities	—	—	—
Reduction as a result of a lapse of the statute of limitations	(1.1)	(0.8)	(0.6)
Balance of liability as of December 31,	$ 8.4	$ 7.9	$ 6.9

As of December 31, 2024, 2023 and 2022, the amount of our unrecognized tax benefits that, if recognized, would affect our effective tax rate was $10.4 million, $9.3 million and $8.2 million, respectively. The difference between these amounts and those reflected in the table above relates to (1) offsetting tax effects from other tax jurisdictions, and (2) interest expense, net of deferred taxes and (3) unrecognized tax benefits whose reversals would be recorded to goodwill.

We recognize interest and penalties related to unrecognized tax benefits as a component of our income tax expense. During the years ended December 31, 2024, 2023 and 2022, we recognized interest and penalty (income)/ expense of $0.5 million, $0.3 million and $(0.1) million, respectively, in our Consolidated Statements of Operations. As of December 31, 2024 and 2023 we had accrued $2.7 million and $2.2 million, respectively, of interest and penalties related to unrecognized tax benefits on our Consolidated Balance Sheets.

During the next twelve months, it is reasonably possible that our unrecognized tax benefits could change by $0.6 million due to settlements of income tax examinations, the expiration of statutes of limitations or other resolution of uncertainties. However, if the ultimate resolution of income tax examinations results in amounts that differ from this estimate, we will record additional income tax expense or benefit in the period in which such matters are effectively settled.

Income Tax Examinations

Our income tax returns are generally subject to examination by the U.S. federal, U.S. state and local, and non-U.S. tax authorities. Prior to the separation, Crane Company was included in Crane NXT Co.'s consolidated federal income tax group and consolidated tax return. However, as a result of the separation, as described above in Note 1, Crane Company became an independent public company required to file its own corporate income tax returns. Subject to certain limitations and conditions, we have agreed to indemnify Crane NXT Co., for certain pre-separation tax liabilities. For these reasons, and with few exceptions, the years for which we filed returns that are open to examination are as follows:

Jurisdiction	Year
U.S. state and local	2018 - 2023
Non-U.S.	2018 - 2023

Currently, we and our subsidiaries are under examination in various jurisdictions, including Germany (2016 through 2019), Canada (2013 through 2018) and Luxembourg (2017 through 2018).

Note 11 – Accrued Liabilities

Accrued liabilities consist of:

(in millions) December 31,	2024	2023
Employee related expenses	$ 116.2	$ 107.8
Current lease liabilities	13.0	10.4
Contract liabilities	36.3	41.0
Environmental liabilities	7.9	8.7
Other	129.8	92.6
Total	$ 303.2	$ 260.5

Note 12 – Other Liabilities

A summary of the other liabilities is as follows:

(in millions) December 31,	2024	2023
Environmental	$ 8.6	$ 12.9
Long-term lease liabilities	59.3	55.9
Other	38.2	36.4
Total	$ 106.1	$ 105.2

Note 13 - Commitments and Contingencies

Environmental Matters

For environmental matters, we record a liability for estimated remediation costs when it is probable that we will be responsible for such costs and they can be reasonably estimated. Generally, third party specialists assist in the estimation of remediation costs. The environmental remediation liability as of December 31, 2024 is substantially related to the former manufacturing site in Goodyear, Arizona (the "Goodyear Site") discussed below.

On August 12, 2022, Crane Holdings, Co., Crane Company, a then wholly-owned subsidiary of Crane Holdings, Co., and Redco Corporation (f/k/a Crane Co., ("Redco")) a then wholly-owned subsidiary of Crane Company that held liabilities including asbestos liabilities and related insurance assets, entered into a Stock Purchase Agreement (the "Redco Purchase Agreement") with Spruce Lake Liability Management Holdco LLC ("Redco Buyer"), an unrelated third party long-term liability management company specializing in the acquisition and management of legacy corporate liabilities, whereby Crane Company transferred to Redco Buyer all of the issued and outstanding shares of Redco (the "Redco Sale"). Pursuant to the terms of the Redco Purchase Agreement, Crane Company and Redco Buyer will each indemnify the other for breaches of representations and warranties, breaches of covenants and obligations and certain liabilities, subject to the terms of the Redco Purchase Agreement. Such covenants and obligations include obligations of Crane Company to indemnify Redco and its affiliates for all other historical liabilities of Redco, which include certain potential environmental liabilities. Crane Holdings, Co. guaranteed the full payment and performance of Crane Company's indemnification obligations under the Redco Purchase Agreement. On April 3, 2023, Crane Holdings, Co. completed the Separation, pursuant to which, among other things, all outstanding shares of Crane Company were distributed to Crane Holdings, Co.'s stockholders. Upon completion of the Separation, pursuant to the terms of the Redco Purchase Agreement, Crane Holdings, Co. was released from its guarantee of Crane Company's indemnification obligations under the Redco Purchase Agreement. Prior to the effective date of the Redco Sale, the U.S. Department of Justice agreed that Crane Holdings, Co. and, following completion of the Separation, Crane Company will be primarily liable for the Goodyear Site. The New Jersey Department of Environmental Protection agreed to transfer the liability of the Roseland Site to Crane Holdings, Co., and to further transfer this environmental liability to Crane Company upon effectiveness of the Separation. The potential liability for the Crab Orchard Site referenced below remains a direct obligation of Redco. As noted above, however, Crane Company has agreed to indemnify Redco and Redco Buyer against the Goodyear, Roseland, and Crab Orchard environmental liabilities. Thus, references below in this Note 12 to "we", and "us" refer to Crane Company in its capacity as the primarily responsible party for the Goodyear and Roseland Sites, and as indemnitor to and agent for the Redco Buyer on the Crab Orchard Site.

Goodyear Site

The Goodyear Site was operated by UniDynamics/Phoenix, Inc. ("UPI"), which became an indirect subsidiary in 1985 when Crane Co. (n/k/a Redco) acquired UPI's parent company, UniDynamics Corporation. UPI was an indirect subsidiary of Crane

Holdings, Co. pre-Separation and became an indirect subsidiary of Crane Company following completion of the Separation. UPI manufactured explosive and pyrotechnic compounds, including components for critical military programs, for the U.S. Government at the Goodyear Site from 1962 to 1993, under contracts with the U.S. Department of Defense and other government agencies and certain of their prime contractors. In 1990, the U.S. Environmental Protection Agency ("EPA") issued administrative orders requiring UPI to design and conduct certain remedial actions, which UPI has done. Groundwater extraction and treatment systems have been in operation at the Goodyear Site since 1994. On July 26, 2006, we entered a consent decree with the EPA with respect to the Goodyear Site providing for, among other things, a work plan for further investigation and remediation activities (inclusive of a supplemental remediation investigation and feasibility study). During the third quarter of 2014, the EPA issued a Record of Decision ("ROD") amendment permitting, among other things, additional source area remediation resulting in us recording a charge of $49.0 million, extending the accrued costs through 2022. Following the 2014 ROD amendment, we continued our remediation activities and explored an alternative strategy to accelerate remediation of the site. During the fourth quarter of 2019, we received conceptual agreement from the EPA on our alternative remediation strategy which is expected to further reduce the contaminant plume. Accordingly, in 2019, we recorded a pre-tax charge of $18.9 million, net of reimbursements, to extend our forecast period through 2027 and reflect our revised workplan. The remediation of the PGA North Site comprises two main remedial components: a plume management and remediation system (in accordance with the requirements of the 2006 Consent Decree) and source area remediation (to comply with the requirements of the 2014 ROD Amendment). The 2019 conceptual agreement and modified remedial approach focused on enhanced extraction of contaminated groundwater and targeted reinjection of treated groundwater and was designed to accelerate remedial progress at the site. The modified remedial approach required certain capital investments and infrastructure upgrades across the broader plume area, with the final components of this approach commissioned in 2022. In addition, the modified source area treatment remedy was commissioned in late 2023. As part of our approved remedial plans, the Company is required to conduct periodic groundwater monitoring to demonstrate the effectiveness of these system enhancements and provide the EPA with a report evaluating remedial performance, restoration time frames and potential inefficiencies (which may warrant further system upgrade or modifications). The year 2027 was selected as a milestone to enable the collection of 3 to 4 years of post-commissioning data, analysis of data and submission of a performance monitoring report to the EPA with recommendations. This report will document the project restoration time frames for groundwater and outline the future operational scheme, including the key milestones for transitioning from active groundwater treatment to monitoring only. This report will be submitted to the EPA for approval and in combination with regulatory discussions and consultations, is expected to provide clarity on future remedial requirements at the site and associated costs. The total estimated gross liability was $16.4 million and $20.7 million as of December 31, 2024 and 2023, respectively, and as described below, a portion is reimbursable by the U.S. Government. The current portion of the total estimated liability was $7.8 million as of December 31, 2024 and 2023, and represents our best estimate, in consultation with our technical advisors, of total remediation costs expected to be paid during the next twelve-month period. It is not possible at this point to reasonably estimate the amount of any obligation in excess of our current accruals through the 2027 forecast period because of the aforementioned uncertainties, in particular, the continued significant changes in the Goodyear Site conditions and additional expectations of remediation activities experienced in recent years.

On July 31, 2006, we entered into a consent decree with the U.S. Department of Justice on behalf of the Department of Defense and the Department of Energy pursuant to which, among other things, the U.S. Government reimburses us for 21% of qualifying costs of investigation and remediation activities at the Goodyear Site. As of December 31, 2024 and 2023, we recorded a receivable of $3.0 million and $3.8 million, respectively, for the expected reimbursements from the U.S. Government in respect of the aggregate liability as at that date. The receivable is reduced as reimbursements and other payments from the U.S. Government are received.

Other Environmental Matters

Roseland, NJ Site

The Roseland Site was operated by Resistoflex Corporation ("Resistoflex"), which became an indirect subsidiary in 1985 when Crane Co. (n/k/a Redco) acquired Resistoflex's parent company, UniDynamics Corporation. Resistoflex manufactured specialty lined pipe and fittings at the site from the 1950s until it was closed in the mid-1980s. We undertook an extensive soil remediation effort at the Roseland Site following our closure and had been monitoring the Site's condition in the years that followed. In response to changes in remediation standards, in 2014 we began to conduct further site characterization and delineation studies at the Site. We have completed a comprehensive delineation of contaminants of concern in soil, groundwater, surface water, sediment, and indoor air in certain buildings, as well as required soil and groundwater remediation at the site all in accordance with the New Jersey Department of Environmental Protection guidelines and directives. We submitted our remediation completion reports to the New Jersey Department of Environmental Protection and are awaiting feedback and acceptance. We anticipate that only periodic monitoring will be required at the site for the near to medium term.

Marion, IL Site

Crane Co. (n/k/a Redco) has been identified as a potentially responsible party ("PRP") with respect to environmental contamination at the Crab Orchard National Wildlife Refuge Superfund Site (the "Crab Orchard Site"). The Crab Orchard Site is located near Marion, Illinois, and consists of approximately 55,000 acres. Beginning in 1941, the United States used the Crab Orchard Site for the production of ordnance and other related products for use in World War II. In 1947, about half of the Crab Orchard Site was leased to a variety of industrial tenants whose activities (which continue to this day) included manufacturing ordnance and explosives. UniDynamics Corporation formerly leased portions of the Crab Orchard Site and conducted manufacturing operations at the Crab Orchard Site from 1952 until 1964. General Dynamics Ordnance and Tactical Systems, Inc. ("GD-OTS") is in the process of conducting a remedial investigation and feasibility study ("RI-FS") for portions of the Crab Orchard Site, which include areas where UniDynamics maintained operations, pursuant to an Administrative Order on Consent (the "AOC"). A remedial investigation report was approved in February 2015, and work on the feasibility study is underway. It is unclear when the final feasibility study will be completed, or when a final Record of Decision ("ROD") may be issued. As noted above, we have agreed to indemnify Redco against the Crab Orchard environmental liabilities, and accordingly we act as Redco's agent with respect to such liabilities.

GD-OTS asked Crane Co. (n/k/a Redco) to participate in a voluntary, multi-party mediation exercise with respect to response costs that GD-OTS has incurred or will incur in performing its obligations under the AOC, and Crane Co. (n/k/a Redco), the U.S. Government, and other PRPs entered into a non-binding mediation agreement in 2015 (we have since stepped into Redco's position as a participant in the mediation). The first phase of the mediation, involving certain former munitions or ordnance storage areas, began in November 2017, but did not result in a multi-party settlement agreement. Subsequently, Redco entered discussions directly with GD-OTS and reached an agreement, as of July 13, 2021, to contribute toward GD-OTS's past RI-FS costs associated with the first-phase areas for an immaterial amount. We, as indemnitor, have also agreed to pay a modest percentage of future RI-FS costs and the United States' claimed past response costs relative to the first-phase areas, a sum that has proven to be and that we expect to continue to be, in the aggregate, an immaterial amount. We understand that GD-OTS has also reached agreements with the U.S. Government and other participating PRPs related to the first-phase areas of concern.

Following negotiations between GD-OTS, the U.S. Government and remaining participants with respect to resolution of the U.S. Government's liability for, and contribution claims with respect to, RI/FS costs associated with the remaining areas of the site, including those portions of the Crab Orchard Site where Redco's predecessor conducted manufacturing and research activities, have resulted in agreement upon the terms of a consent decree for resolving the U.S. Government's share of RI/FS costs, which was lodged for entry with the United States District Court for the Southern District of Illinois on January 10, 2025. As part of these negotiations, and in order to obtain the protections provided by the draft consent decree, we have reached agreement with GD-OTS on our contribution to the United States' claimed past response costs, for an immaterial sum, and have executed separate settlement and escrow agreements to memorialize the parties' agreement with respect to the United States' response costs. Negotiations remain ongoing between us and GD-OTS regarding a potential resolution of GD-OTS' claim for costs that it has incurred and expects to incur in performing its obligations under the AOC. We at present cannot predict when any determination of the ultimate allocable share of GD-OTS response costs for which we may be liable is likely to be completed. None of these discussions address responsibility for the performance of, or payment of costs incurred in connection with, any remedial design or remedial action that may be required pursuant to the ROD (when it is ultimately issued). It is not possible at this time to reasonably estimate the total amount of any obligation for remediation of the Crab Orchard Site as a whole because the allocation among PRPs, selection of remediation alternatives, and concurrence of regulatory authorities have not yet advanced to the stage where a reasonable estimate can be made. Insurers with contractual coverage obligations for this site have been notified of this potential liability and have been providing coverage, subject to reservations of rights.

LyondellBasell Chemical Leak

In July 2023, Crane Company, along with certain of its subsidiaries ("Crane"), were added as defendants in ongoing product liability/personal injury lawsuits filed by 58 victims of a 2021 chemical leak incident that occurred at a LyondellBasell facility in La Porte, Texas. The multi-district lawsuits were consolidated for proceedings in state court in Harris County, Texas, and have been pending since 2021, when the initial set of defendants were sued. Crane is alleged to have manufactured a valve involved in the incident. Plaintiffs also added other defendants to the suits in July 2023 who allegedly either sold or serviced the subject valve or a valve accessory, and discovery for the newly added defendants began moving forward in February 2024. Crane has valid defenses, and insurance coverage that attaches after a modest self-insured retention. All of our insurance providers have been notified of this potential liability and have been cooperating with Crane as it engages in the litigation process. An initial settlement agreement was reached with a portion of the claimants in September 2024, and final settlement agreements were reached with all remaining claimants in February 2025. The entire settlement amount, except for our modest deductible obligation, was within our coverage limits and the insurance carriers have committed to fully fund the settlements. We have recognized a liability as of December 31, 2024 for the settled claims. In conjunction with the liability, a corresponding receivable was recorded as these matters are fully insured. There is no material loss related to this matter as it is covered by insurance.

Marion Site Hurricane Damage and Recovery

In September 2024, our manufacturing site in Marion, North Carolina was directly affected by flooding from Hurricane Helene. Our insurance generally covers the repair or replacement of assets that suffered damage or loss and also provides business interruption coverage, including lost profits, and reimbursement for other expenses and costs that have been incurred relating to the damages and losses suffered. The recovery related to business interruption will be recognized when realized and received. We are working with our insurance carrier to assess the damage and ascertain the amount of insurance recoveries due to us as a result of the damage and loss we incurred, as such the timing of insurance proceeds may lag behind actual losses incurred.

For the year ended December 31, 2024, we incurred expenses of $23.3 million related to damages caused by the hurricane, which included professional fees to restore and maintain the site and the write-off of damaged property, equipment and inventory. For the year ended December 31, 2024 we have received insurance recoveries of $20.0 million and have an insurance receivable of $2.8 million, which is net of the $0.5 million deductible. These costs and insurance recoveries are included in Selling, general and administrative expenses in the Consolidated Statements of Operations.

The following table summarizes the estimated loss from this event, net of insurance recoveries:

(in millions)	
For the year ended December 31,	**2024**
Site clean-up and remediation costs	$ 18.7
Impairment and repairs of property, plant and equipment	2.3
Impairment and rework of inventory	1.8
Other	0.5
Total losses and expenses	$ 23.3
Insurance recoveries received	20.0
Insurance recoveries receivable [a]	2.8
Loss from natural disaster, net of insurance recoveries	$ 0.5

[a] Included in Other current assets in the Consolidated Balance Sheets.

Asbestos Liability

As a result of the Redco Sale, the Company contributed approximately $550 million in cash, and all asbestos obligations and liabilities, related insurance assets and associated deferred tax assets of Redco were removed from the Company's Consolidated Balance Sheets effective August 12, 2022, and the Company no longer has any obligation with respect to pending and future asbestos claims.

The gross settlement and defense costs incurred for the periods presented was as follows:

(in millions)		
For the year ended December 31,		**2022**
Settlement / indemnity costs incurred	$	29.4
Defense costs incurred		6.4
Total costs incurred	$	35.8

The total pre-tax payments for settlement and defense costs, net of funds received from insurers, for the periods presented was as follows:

(in millions)		
For the year ended December 31,		**2022**
Settlement / indemnity payments	$	33.8
Defense payments		6.1
Insurance receipts		(10.6)
Pre-tax cash payments, net	$	29.3

Other Proceedings

We regularly review the status of lawsuits, claims and proceedings that have been or may be asserted against us relating to the conduct of our business, including those pertaining to product liability, including government contracting violations, patent infringement, commercial, employment, employee benefits, environmental and stockholder matters. We record a provision for a liability for such matters when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions, if any, are reviewed quarterly and adjusted as additional information becomes available. If either or both of the criteria are not met, we assess whether there is at least a reasonable possibility that a loss, or additional losses, may have been incurred. If there is a reasonable possibility that a loss or additional loss may have been incurred for such matters, we disclose the estimate of the amount of loss or range of loss, disclose that the amount is immaterial, or disclose that an estimate of loss cannot be made, as applicable. We believe that as of December 31, 2024, there was no reasonable possibility that a material loss, or any additional material losses, may have been incurred for such matters, and that adequate provision has been made in our financial statements for the potential impact of all such matters.

Note 14 – Financing

Our debt as of December 31, 2024 and 2023 consisted of the following:

(in millions) December 31,	2024	2023
Term Facility[a]	$ 247.0	$ 248.5
Total long-term debt	$ 247.0	$ 248.5

[a] Debt issuance costs totaled $0.5 million and $0.8 million as of December 31, 2024 and 2023, respectively, and have been netted against the aggregate principal amounts of the related debt in the components of the debt table above.

Credit Facilities – On March 17, 2023, the Company entered into a senior secured credit agreement (the "Credit Agreement"), which provided for (i) a $500 million, 5-year revolving credit facility (the "Revolving Facility") and (ii) a $300 million, 3-year term loan facility (the "Term Facility"), funding under each of which became available in connection with the Separation. On April 3, 2023, the Company borrowed the full amount of the Term Facility.

On October 3, 2023, the Company exercised a portion of the accordion feature under its existing revolving credit facility to increase the available borrowing capacity from $500 million, to $800 million. The corresponding amendment established incremental revolving commitments in an aggregate amount of $300 million and refreshed the incremental capacity under the Company’s existing credit agreement.

The Company made principal prepayments of $1.9 million and $50.6 million on the Term Facility during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, there were no outstanding borrowings under the Revolving Facility.

The Revolving Facility allows us to borrow, repay and re-borrow funds from time to time prior to the maturity of the Revolving Facility without any penalty or premium, subject to customary borrowing conditions for facilities of this type and the reimbursement of breakage costs. Borrowings under the Term Facility are prepayable without premium or penalty, subject to customary reimbursement of breakage costs. Interest on loans advanced under the Credit Agreement accrues, at our option, at a rate per annum equal to (1) adjusted term SOFR plus a credit spread adjustment of 0.10% for the applicable interest period plus a margin ranging from 1.50% to 2.25% or (2) a base rate plus a margin ranging from 0.50% to 1.25%, in each case, with such margin determined based on the lower of the ratings of our senior, unsecured long-term debt (the “Ratings”) and our total net leverage ratio. We are required to pay a fee on undrawn commitments under the Revolving Facility at a rate per annum that ranges from 0.20% to 0.35%, based on the lower of the Ratings and our total net leverage ratio. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on our and our subsidiaries with respect to indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of all or substantially all assets, transactions with affiliates, hedging arrangements and amendments to our organizational documents or to certain subordinated debt agreements. As of the last day of each fiscal quarter, our total net leverage ratio cannot exceed 3.50 to 1.00 (provided that, at our election, such maximum ratio may be increased to 4.00 to 1.00 for specified periods following our consummation of certain material acquisitions) and our minimum interest coverage ratio must be at least 3.00 to 1.00. The Credit Agreement also includes customary events of default, including failure to pay principal, interest or fees when due, failure to comply with covenants, any representation or warranty made by us or any of our material subsidiaries being false in any material respect, default under certain other material indebtedness, certain insolvency or receivership events affecting us and our material subsidiaries, certain ERISA events, material judgments and a change in control, in each case, subject to cure periods and thresholds where customary. The Company was in compliance with all such covenants as of December 31, 2024.

364-Day Credit Agreement - On August 11, 2022, the Company entered a new senior unsecured 364-day credit facility (the “364-Day Credit Agreement”) under which it borrowed term loans denominated in U.S. dollars (the “Term Loans”) in an aggregate principal amount of $400 million. Interest on the Term Loans accrues at a rate per annum equal to, at the Company’s option, (a) a base rate (determined in a customary manner), plus a margin of 0.25% or 0.50% that is determined based upon the ratings by S&P and Moody’s of the Company’s senior unsecured long-term debt (the “Index Debt Rating”) or (b) an adjusted Term SOFR (determined in a customary manner) for an interest period to be selected by the Company, plus a margin of 1.25% or 1.50% that is determined based upon the Index Debt Rating. During the first quarter of 2023, the Company repaid the remaining principal of $400 million under the 364-Day Credit Agreement.

Other - As of December 31, 2024 and 2023, the Company had open standby letters of credit of $32.9 million and $24.4 million, respectively. The standby letters of credit were issued pursuant to Letter of Credit Reimbursement Agreements.

As of December 31, 2024, our total debt to total capitalization ratio was 13.1%, computed as follows:

(in millions)		
Total debt	$	247.0
Equity		1,641.0
Capitalization	$	1,888.0
Total indebtedness to capitalization		13.1 %

Note 15 - Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are to be considered from the perspective of a market participant that holds the asset or owes the liability. The standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standards describe three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical or similar assets and liabilities.

Level 2: Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets and liabilities. Level 2 assets and liabilities include over-the-counter derivatives, principally forward foreign exchange contracts, whose value is determined using pricing models with inputs that are generally based on published foreign exchange rates and exchange traded prices, adjusted for other specific inputs that are primarily observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Technique

The carrying value of our financial assets and liabilities, including cash and cash equivalents, accounts receivable, commercial paper and accounts payable approximate fair value, without being discounted, due to the short periods during which these amounts are outstanding.

We are exposed to certain risks related to our ongoing business operations, including market risks related to fluctuation in currency exchange. We use foreign exchange contracts to manage the risk of certain cross-currency business relationships to minimize the impact of currency exchange fluctuations on our earnings and cash flows. We do not hold or issue derivative financial instruments for trading or speculative purposes. Foreign exchange contracts not designated as hedging instruments had a notional value of $18.3 million and $11.3 million as of December 31, 2024 and 2023, respectively. Our derivative assets and liabilities include foreign exchange contract derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates and interest rates. Based on these inputs, the derivatives are classified within Level 2 of the valuation hierarchy. Such derivative receivable amounts are recorded within "Other current assets" on our Consolidated Balance Sheets and was $0.1 million as of December 31, 2023. The Company had no such derivative receivable as of December 31, 2024. Such derivative liability amounts are recorded within "Accrued liabilities" on our Consolidated Balance Sheets and was $1.1 million and $0.1 million as of December 31,2024 and 2023, respectively.

Note 16 – Restructuring

In the fourth quarter of 2022, in response to economic uncertainty, we initiated modest workforce reductions of approximately 160 employees, or about 2% of our global workforce. We recorded a charge of $7.8 million for the year ended December 31, 2022. We completed the program in the fourth quarter of 2024.

In the fourth quarter of 2019, we initiated actions to consolidate two manufacturing operations in Europe within our Process Flow Technologies segment. In 2020, we recorded additional severance costs related to the final negotiation with the works council/union at both locations. These actions, taken together, included workforce reductions of approximately 180 employees, or about 2% of our global workforce. We recorded a restructuring gain of $4.0 million for the year ended December 31, 2022. We completed the program in the first quarter of 2024.

Restructuring Liability

The following table summarizes the accrual balances related to these restructuring charges by program:

(in millions)	2022 Repositioning	2019 Repositioning	Total
Severance:			
Balance as of December 31, 2023 [a]	$ 4.5	$ 0.2	$ 4.7
Utilization	(4.5)	(0.2)	(4.7)
Balance as of December 31, 2024	$ —	$ —	$ —

[a] Included within Accrued Liabilities in the Consolidated Balance Sheets.

The following table summarizes the cumulative restructuring costs, net incurred through December 31, 2024. We do not expect to incur additional facility consolidation costs to complete these actions as of December 31, 2024.

	Cumulative Restructuring Costs		
(in millions)	Severance	Other	Total
Aerospace & Electronics	$ 1.5	$ —	$ 1.5
Process Flow Technologies	6.2	1.0	7.2
2022 Repositioning	$ 7.7	$ 1.0	$ 8.7
Process Flow Technologies	$ 14.9	$ (2.8)	$ 12.1
2019 Repositioning	$ 14.9	$ (2.8)	$ 12.1

Note 17 – Unaudited Quarterly Financial Data

(in millions, except per share data) For year ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2024 [a]					
Net sales	$ 510.2	$ 528.6	$ 548.3	$ 544.1	$ 2,131.2
Cost of sales	303.4	317.1	321.3	321.6	1,263.4
Gross profit	206.8	211.5	227.0	222.5	867.8
Operating profit	81.3	89.3	99.0	86.2	355.8
Net income from continuing operations attributable to common shareholders	58.8	66.3	72.8	70.3	268.2
Income from discontinued operations, net of tax	6.0	5.3	4.5	10.7	26.5
Net income attributable to common shareholders	$ 64.8	$ 71.6	$ 77.3	$ 81.0	$ 294.7
Earnings per basic share:					
Earnings per basic share from continuing operations	$ 1.03	$ 1.16	$ 1.27	$ 1.23	$ 4.69
Earnings per basic share from discontinued operations [b]	0.11	0.09	0.08	0.18	0.46
Earnings per basic share	$ 1.14	$ 1.25	$ 1.35	$ 1.41	$ 5.15
Diluted earnings per share:					
Earnings per diluted share from continuing operations	$ 1.02	$ 1.14	$ 1.25	$ 1.20	$ 4.60
Earnings per diluted share from discontinued operations [b]	0.10	0.09	0.08	0.18	0.45
Earnings per diluted share	$ 1.12	$ 1.23	$ 1.33	$ 1.38	$ 5.05
2023					
Net sales	$ 451.5	$ 452.4	$ 473.9	$ 484.3	$ 1,862.1
Cost of sales	261.1	266.0	283.6	300.4	1,111.1
Gross profit	190.4	186.4	190.3	183.9	751.0
Operating profit	66.1	53.3	68.6	62.4	250.4
Net income from continuing operations attributable to common shareholders	47.4	35.9	49.0	43.6	175.9
Income from discontinued operations, net of tax	58.3	9.7	6.2	5.8	80.0
Net income attributable to common shareholders	$ 105.7	$ 45.6	$ 55.2	$ 49.4	$ 255.9
Earnings per basic share:					
Earnings per basic share from continuing operations	$ 0.84	$ 0.63	$ 0.86	$ 0.77	3.10
Earnings per basic share from discontinued operations	1.03	0.17	0.11	0.10	1.41
Earnings per basic share	$ 1.87	$ 0.80	$ 0.97	$ 0.87	$ 4.51
Diluted earnings per share:					
Earnings per diluted share from continuing operations	$ 0.83	$ 0.62	$ 0.85	$ 0.76	3.06
Earnings per diluted share from discontinued operations	1.01	0.17	0.11	0.10	1.39
Earnings per diluted share	$ 1.84	$ 0.79	$ 0.96	$ 0.86	$ 4.45

[a] Quarterly totals may not foot across due to rounding.

[b] Includes the tax benefit on the outside tax basis difference related to the divestiture of Engineered Materials.

Note 18 – Subsequent Events

Effective on January 1, 2025, the Company completed the sale of the Engineered Materials segment to KPS for approximately $208.0 million, on a cash-free and debt-free basis. In connection with the divestiture, the Company will recognize a pre-tax gain of approximately $35 million, subject a net working capital adjustment and will be recorded in income from discontinued operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the year covered by this annual report. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and the information is accumulated and communicated to the Company's Chief Executive Officer and Principal Financial Officer to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's Chief Executive Officer and Principal Financial Officer have concluded that these controls are effective as of the end of the year covered by this annual report.

Change in Internal Controls over Financial Reporting. During the fourth quarter ended December 31, 2024, there have been no changes in the Company's internal control over financial reporting, identified in connection with our evaluation thereof, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Design and Evaluation of Internal Control over Financial Reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we included a report of our management's assessment of the design and effectiveness of our internal controls as part of this Annual Report on Form 10-K for the year ended December 31, 2024. Our independent registered public accounting firm also attested to, and reported on, our management's assessment of the effectiveness of internal control over financial reporting. Our management's report and our independent registered public accounting firm's attestation report are set forth in Item 8 of this Annual Report on Form 10-K under the captions entitled "Management's Responsibility for Financial Reporting" and "Report of Independent Registered Public Accounting Firm."

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Crane Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Crane Company and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Responsibility for Financial Reporting" appearing in Item 8. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
February 27, 2025

Item 9B. Other Information

None

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to the definitive proxy statement with respect to the 2025 Annual Meeting of Shareholders which the Company expects to file with the Commission pursuant to Regulation l4A on or about March 14, 2025 except that such information with respect to Executive Officers of the Registrant is included, pursuant to Instruction 3, paragraph (b) of Item 401 of Regulation S-K, under Part I. The Company's Corporate Governance Guidelines, the charters of its Management Organization and Compensation Committee, its Nominating and Governance Committee and its Audit Committee and its Code of Ethics are available at www.craneco.com/governance. The information on our website is not part of this report.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of securities of Crane by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. Our insider trading policy states, among other things, that our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. Our Policy On Trading In Company Stock is filed as an exhibit to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the definitive proxy statement with respect to the 2025 Annual Meeting of Shareholders which the Company expects to file with the Commission pursuant to Regulation 14A on or about March 14, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the information required by Section 201(d) of Regulation S-K which is set forth below, the information required by Item 12 is incorporated by reference to the definitive proxy statement with respect to the 2025 Annual Meeting of Stockholders which the Company expects to file with the Commission pursuant to Regulation 14A on or about March 14, 2025.

As of December 31, 2024:	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Crane Company 2023 Stock Plan [(1)]	1,961,840	$ 61.33	7,176,198
Equity compensation plans not approved by security holders	—	$ —	—
Total	1,961,840	$ 61.33	7,176,198

(1) Column (a) Includes 279,212 restricted share units ("RSUs"), 141,801 deferred stock units ("DSUs") and 322,964 performance-based restricted share units ("PRSUs"), assuming the maximum potential payout percentage. Actual numbers of shares may vary, depending on actual performance. If the PRSUs included in this total vest at the target performance level as opposed to the maximum level, the aggregate awards outstanding would be 1,800,358. Column (b) does not take RSUs, PRSUs or DSUs into account because they do not have an exercise price.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to the definitive proxy statement with respect to the 2025 Annual Meeting of Shareholders which the Company expects to file with the Commission pursuant to Regulation 14A on or about March 14, 2025.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to the definitive proxy statement with respect to the 2025 Annual Meeting of Shareholders which the Company expects to file with the Commission pursuant to Regulation 14A on or about March 14, 2025.

Item 15. Exhibits and Financial Statement Schedules

(a) Consolidated Financial Statements:

	Page Number
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 34)	Page 38
Consolidated Statements of Operations	Page 40
Consolidated Statements of Comprehensive Income	Page 41
Consolidated Balance Sheets	Page 42
Consolidated Statements of Cash Flows	Page 43
Consolidated Statements of Changes in Equity	Page 45
Notes to Consolidated Financial Statements	Page 46

(b) Exhibits

Exhibit No.	Description
Exhibit 19.1	Crane Company Policy on Trading in Company Stock
Exhibit 21	Subsidiaries of the Registrant.
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.
Exhibit 31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a).
Exhibit 31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a).
Exhibit 32.1	Certification of Chief Executive Officer pursuant to Rule13a-14(b) or 15d-14(b).
Exhibit 32.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or 15d-14(b).
Exhibit 97	Crane Company Incentive Compensation Clawback Policy (as adopted July 24, 2023).
Exhibit 101.INS	Inline XBRL Instance Document
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	Inline XBRL Taxonomy Label Linkbase Document
Exhibit 101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
Exhibit 104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

Exhibits to Form 10-K — Documents incorporated by reference:

(2)		Plan of Acquisition, Reorganization, Liquidation, or Succession
2.1		Separation and Distribution Agreement, dated as of April 3, 2023, by and between Crane Holdings, Co. and Crane Company (incorporated by reference to Exhibit 2.1 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
2.2		Stock Purchase Agreement, dated as of August 12, 2022, by and among Crane Holdings, Co., Crane Company, Redco Corporation and Spruce Lake Liability Management Holdco LLC (incorporated by reference to Exhibit 2.1 to Crane Holdings, Co.'s Current Report on Form 8-K filed on August 15, 2022).
(3)		Certificate of Incorporation and Bylaws:
3.1		Amended and Restated Certificate of Incorporation of Crane Company, dated as of March 28, 2023 (incorporated by reference to Exhibit 3.1 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
3.2		Amended and Restated By-laws of Crane Company, dated as of March 28, 2023 (incorporated by reference to Exhibit 3.2 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
(4)		Instruments Defining the Rights of Security Holders:
4.1		Description of Crane Company's capital stock registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Crane Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2022).
(10)		Material Contracts
10.1		Credit Agreement, dated as of March 17, 2023, by and among Crane Company, as borrower, CR Holdings, C.V., as a subsidiary borrower, the lenders and issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and arrangers party thereto (incorporated by reference to Exhibit 10.1 to Crane Company's Current Report on Form 8-K filed on March 20, 2023).
10.2		Incremental Facility and Amendment Agreement, dated as of October 3, 2023, among Crane Company, as borrower, the lenders and issuing banks party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other agents and arrangers party thereto (incorporated by reference to Exhibit 10.1 to Crane Company's Current Report on Form 8-K filed on October 10, 2023).
10.3		Transition Services Agreement, dated as of April 3, 2023, by and between Crane Holdings, Co. and Crane Company (incorporated by reference to Exhibit 10.1 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
10.4		Tax Matters Agreement, dated as of April 3, 2023, by and between Crane Holdings, Co. and Crane Company (incorporated by reference to Exhibit 10.2 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
10.5		Employee Matters Agreement, dated as of April 3, 2023, by and between Crane Holdings, Co. and Crane Company (incorporated by reference to Exhibit 10.3 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
10.6		Intellectual Property Matters Agreement, dated as of April 3, 2023, by and between Crane Holdings, Co. and Crane Company (incorporated by reference to Exhibit 10.4 to Crane Company's Current Report on Form 8-K filed on April 3, 2023).
10.7		Form of Employment/Severance Agreement between Crane Company and its executive officers, which provides for the continuation of certain employee benefits upon a change in control (incorporated by reference to Exhibit 10.5 to Crane Company's Registration Statement on Form 10 filed on December 15, 2022).
10.8		Form of Indemnification Agreement between Crane Company and each of its director and executive officers (incorporated by reference to Exhibit 10.6 to Crane Company's Registration Statement on Form 10 filed on December 15, 2022).
10.9		Time-sharing Agreement dated January 31, 2014 between Crane Company and Max H. Mitchell (incorporated by reference to Exhibit 10.10 to Crane Company's Registration Statement on Form 10 filed on December 15, 2022).
10.10		Amendment, dated August 31, 2017, to Time Sharing Agreement with M. Mitchell (incorporated by reference to Exhibit 10.11 to Crane Company's Registration Statement on Form 10 filed on December 15, 2022).
10.11		Time-sharing Agreement, dated April 27, 2020 between Crane Company and James L.L. Tullis (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to Crane Company's Registration Statement on Form 10 filed on January 24, 2023).
10.12		Offer Letter between Crane Company and Marijane Papanikolaou (incorporated by reference to Exhibit 10.3 to Crane Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2023).
(iii)		Management Contracts or Compensatory Plans, Contracts or Arrangements
(a)		Crane Company Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to Crane Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2023).
(b)		Crane Company 2023 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Crane Company's Current Report on Form 8-K filed on February 27, 2023).
(c)		Crane Company 2023 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to Crane Company's Registration Statement on Form S-8, filed on April 3, 2023).

| (d) | The Crane Co. Benefit Equalization Plan, effective February 25, 2008 (incorporated by reference to Exhibit 10.8 to Crane Company's Registration Statement on Form 10 filed on December 15, 2022). |
| (e) | The Crane Co. Benefit Equalization Plan as amended effective January 1, 2013 (incorporated by reference to Exhibit 10.9 to Crane Company's Registration Statement on Form 10 filed on December 15, 2022). |

Item 16. Form 10-K Summary

Not applicable.

Part IV

Signatures

Pursuant to the requirements of Section l3 or l5 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRANE COMPANY
(Registrant)

By /s/ MAX H. MITCHELL
Max H. Mitchell
Chairman, President and Chief Executive Officer
Date 2/27/2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Officers

/s/ MAX H. MITCHELL	/s/ RICHARD A. MAUE	/s/ MARIJANE PAPANIKOLAOU
Max H. Mitchell	Richard A. Maue	Marijane Papanikolaou
Chairman, President,	Executive Vice President	Vice President, Controller
Chief Executive Officer and Director	Chief Financial Officer	Chief Accounting Officer
(Principal Executive Officer)	(Principal Financial Officer)	(Principal Accounting Officer)
Date 2/27/2025	Date 2/27/2025	Date 2/27/2025

Directors

/s/ JAMES L.L. TULLIS	/s/ MARTIN R. BENANTE	/s/ SANJAY KAPOOR
James L.L. Tullis	Martin R. Benante	Sanjay Kapoor
Date 2/27/2025	Date 2/27/2025	Date 2/27/2025

/s/ RONALD C. LINDSAY	/s/ SUSAN D. LYNCH	/s/ ELLEN MCCLAIN
Ronald C. Lindsay	Susan D. Lynch	Ellen McClain
Date 2/27/2025	Date 2/27/2025	Date 2/27/2025

/s/ CHARLES G. MCCLURE, JR.	/s/ JENNIFER M. POLLINO
Charles G. McClure, Jr.	Jennifer M. Pollino
Date 2/27/2025	Date 2/27/2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

SHAREHOLDER INFORMATION
AS OF DECEMBER 31, 2024

CRANE COMPANY INTERNET SITE

Copies of Crane Company's report on Form 10-K for 2024 as filed with the Securities and Exchange Commission as well as other financial reports and news may be read and downloaded at www.craneco.com.

ANNUAL MEETING

The Crane Company annual meeting of shareholders will be held at 10:00 a.m. Eastern Daylight Time, on Monday, April 28, 2025 at 100 First Stamford Place, Ground Floor Conference Room, Stamford, CT 06902.

STOCK LISTING

As of December 31, 2024, Crane Company common stock traded on the New York Stock Exchange under the symbol CR.

AUDITORS

Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901

EQUAL EMPLOYMENT OPPORTUNITY POLICY

Crane Company is an equal opportunity employer. It is the policy of the Company to recruit, hire, promote and transfer to all job classifications without regard to race, color, creed, religion, national origin or ancestry, citizenship or immigration status, age, sex, pregnancy, marital status, sexual orientation or gender identity, physical or mental disability, genetic information, uniform service member status, veteran status, or any other characteristics protected by law in all aspects of the employment process and relationship.

ENVIRONMENT POLICY

Crane Company is committed to protecting the environment by taking responsibility to prevent serious or irreversible environmental degradation through efficient operations and activities. The Company recognizes environmental management among its highest priorities, and has established policies and programs that are integral and essential elements of the business plan of each of the business units.

HEALTH AND SAFETY POLICY

Crane Company is committed to providing a safe and healthy workplace for all employees. Occupational health and safety is an integral part of all business operations and a fundamental component of the Company's long-term business strategy. Our concern with the health and safety of our employees, customers, independent contractors, and vendors is a fundamental responsibility of the Company.

STOCK TRANSFER AGENT AND REGISTRAR

For customer service, changes of address, transfer of stock certificates, and general correspondence:

Computershare Trust Company, N.A.
PO Box 43006
Providence, RI 02940-3006
Toll free: +1 (877) 373-6374
International: +1 (781) 575-3100
www.computershare.com/investor

Private Couriers/Registered Mail:
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Crane Company has authorized Computershare Trust Company, N.A. to offer the Computershare Investment Plan, a dividend reinvestment and stock purchase plan for Crane Company shareholders. Investors can manage their reinvestment plan elections by logging into their account at www.computershare.com/investor. The terms of the dividend reinvestment plan can be accessed online at www.computershare.com/investor by selecting "Invest Now" and searching for Crane Company, or plan materials can be requested by phone at +1 (781) 575-2725 or +1 (877) 373-6374 (toll free).

CRANE

CRANE COMPANY

EXECUTIVE OFFICES
100 FIRST STAMFORD PLACE
STAMFORD, CT 06902
203.363.7300

CRANECO.COM

